Form 20-F
period 2002-12-31
COMPLETEL EUROPE NV
filed 2003-05-22
CIK 1089558

SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ______________________


                                   FORM 20-F

                 Annual report pursuant to Section 13 or 15(d)
                    of the Securities Exchange Act of 1934
                  for the fiscal year ended December 31, 2002

                       Commission file number 000-30075

                            ______________________

                             COMPLETEL EUROPE N.V.
            (Exact Name of Registrant as Specified in Its Charter)

                                The Netherlands
                (Jurisdiction of Incorporation or Organization)

                            ______________________

                          BLAAK 16, 3011 ta ROTTERDAM
                                The Netherlands
                   (Address of Principal Executive Offices)

                            ______________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                     None
                               (Title of Class)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                Ordinary Shares
                      (nominal value(euro)0.04 per share)
                               (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                     None
                               (Title of Class)
                            ______________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        3,905,414 Ordinary Shares (nominal value (euro)0.04 per share)
  21,730 Convertible Preferred A Shares (nominal value (euro) 4.00 per share) 14,924 Convertible Preferred B Shares (nominal value (euro) 4.00 per share)
            1,548,261 C Shares, nominal value (euro)0.04 per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                         Yes |X|             No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                     Item 17 |_|             Item 18 |X|

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                                 Eden Quainton
                   Skadden, Arps, Slate, Meagher & Flom LLP
                       68, rue du Faubourg Saint Honore
                              75008 Paris, France


                               TABLE OF CONTENTS

PART I.......................................................................2

ITEM 1.      Identity of Directors, Senior Management and Advisors...........2

ITEM 2.      Offer Statistics and Expected Timetable.........................2

ITEM 3.      Key Information.................................................2

ITEM 4.      Information on the Company......................................10

ITEM 5.      Operating and Financial Review and Prospects....................25

ITEM 6.      Directors, Senior Management and Employees......................42

ITEM 7.      Major Shareholders and Related Party Transactions...............49

ITEM 8.      Financial Information...........................................51

ITEM 9.      The Listing.....................................................51

ITEM 10.     Additional Information..........................................53

ITEM 11.     Quantitative and Qualitative Disclosures about Market Risk......62

ITEM 12.     Description of Securities Other Than Equity Securities..........62

PART II......................................................................63

ITEM 13.     Defaults, Dividend Arrearages and Delinquencies.................63

ITEM 14.     Material Modifications to the Rights of Security Holders
             and Use of Proceeds.............................................63

ITEM 15.     Controls and Procedures.........................................67

ITEM 16.     Reserved........................................................67


PART III.....................................................................68

ITEM 17.     Financial Statements............................................68

ITEM 18.     Financial Statements............................................68

ITEM 19.     Exhibits........................................................68

               Special Note Regarding Forward-Looking Statements

         All assumptions, anticipations, expectations and forecasts contained in the following discussion regarding our future business plans and products and services, financial results, revenue and expenditure forecasts, performance, and the telecommunications industry and operating environment, and future events are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements are generally identified by the use of forward-looking words such as "plan", "estimate", "believe", "expect", "anticipate", "will", "should" and "may" or other variations of such terms, or by discussion of strategy that involves risks and uncertainties. The forward-looking statements contained herein represent a good-faith assessment of our future performance for which we believe there is a reasonable basis. These forward-looking statements represent our view only as of the dates they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law. The forward-looking statements contained in this report involve known and unknown risks, uncertainties and other factors that could cause our actual future results, performance and achievements to differ materially from those forecasted or suggested herein. For a more detailed discussion of the risks affecting us, please see "Risk Factors."

         All statements made herein are accurate only as of the date of filing of this Form 20-F with the U.S. Securities and Exchange Commission and may be relied upon only as of that date. Unless otherwise indicated, all Ordinary share numbers reflect the 670-for-one reverse split effected on September 16, 2002, and all Preferred share numbers reflect the 100-for-one reverse split effected on September 18, 2002.

         Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedure, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for and disclaim any association with the prospective financial information.

                                    PART I

ITEM 1.  Identity of Directors, Senior Management and Advisors

         Not applicable

ITEM 2.  Offer Statistics and Expected Timetable

         Not applicable

ITEM 3.  Key Information

A.       Selected Consolidated Financial Data

         The following selected consolidated financial data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The selected financial data as of and for the three years ended December 31, 2002, 2001 and 2000 has been derived from our consolidated financial statements included in item 18 of this Annual Report. The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, Item 5--"Operating and Financial Review and Prospects", and Item 18--"Financial Statements".

         The following selected financial data reflects the effect of our discontinued operations in Germany and the United Kingdom as described in Note 3 to our consolidated annual financial statements included in this Annual Report.

                                                                                                                 Commencement of
                                                Year ended       Year ended      Year ended      Year ended         operations
                Statement of                     December         December        December        December      (January 8, 1998)
                 operations                         31,             31,             31,             31,          to December 31,
                   data:                           2002             2001            2000            1999               1998


                                                          (euro, in thousands, except share and per share amounts)
Revenue.....................................       97,773           75,939          22,951           1,903                     -
Operating expenses:
Network costs, excluding depreciation.......       62,766           66,131          23,162           1,818                     -
Selling, general and administrative                53,862
(excluding
  non-cash compensation charges)............                        61,863          49,839          23,916                 3,754
Allocated costs from an affiliate(1)........            -            5,402          12,090           6,195                 2,551
Non-cash compensation charges...............        3,940            2,844          55,397             634                   164
Depreciation and amortization...............       30,763           28,520          14,472           3,600                    40
Restructuring, impairment and other charges.       13,636            6,049               -               -                     -
                                              ------------    -------------   -------------   -------------   -------------------
Total operating expenses....................      164,967          170,809         154,960          36,163                 6,509
                                              ------------    -------------   -------------   -------------   -------------------
OPERATING LOSS..............................     (67,194)         (94,870)       (132,009)        (34,260)               (6,509)
                                              ------------    -------------   -------------   -------------   -------------------
Other income (expense):
Interest income.............................        2,322           12,728          22,186           2,388                     -
Interest expense, net of capitalized             (22,943)
interest....................................                      (29,485)        (28,968)         (7,887)                     -
Foreign exchange gain (loss) and other              9,126
income (expense)............................                       (8,173)        (18,806)         (2,367)                     -
Net gain on exchange of Notes for shares....       91,057                -               -               -                     -
Gain on early extinguishment of debt........            -           46,168           1,053               -                     -
                                              ------------    -------------   -------------   -------------   -------------------
Total other income (expense)................       79,562           21,238        (24,535)         (7,866)                     -
Net income (loss) from continuing
  operations................................       12,368         (73,632)       (156,544)        (42,126)               (6,509)
Loss from discontinued operations...........       (5,148)       (225,417)        (43,681)         (7,664)                     -
                                              ------------    -------------   -------------   -------------   -------------------
Net income (loss) before cumulative effect          7,220        (299,049)       (200,225)        (49,790)               (6,509)
of change in accounting principle...........
Cumulative effect of change in accounting
principle...................................           -                -            (263)              -                     -
                                              ------------    -------------   -------------   -------------   -------------------
Net income (loss)...........................  (euro)7,220    (euro)(299,049) (euro)(200,488)  (euro)(49,790)        (euro)(6,509)
                                              ============    =============   =============   =============   ===================
Accretion of convertible preferred shares...       (2,800)                -               -               -                     -
Net income (loss) applicable to Ordinary
shares......................................  (euro)4,420    (euro)(299,049) (euro)(200,488)  (euro)(49,790)         (euro)(6,509)
                                              ------------    =============   =============   =============   ===================
Basic income (loss) per Ordinary share......   (euro)3.40   (euro)(1,272.81)  (euro)(896.67)  (euro)(336.77)        (euro)(178.41)
                                              ============    =============   =============   =============   ===================
Diluted income (loss) per Ordinary share....   (euro)3.05   (euro)(1,272.81)  (euro)(896.67)  (euro)(336.77)        (euro)(178.41)
                                              ============    =============   =============   =============   ===================
Income (loss) from continuing operations
per share...................................         9.52           (313.39)       (700.13)         (284.94)              (178.41)
                                              ============    =============   =============   =============   ===================
Weighted average number of Ordinary shares      1,299,507
outstanding ................................                       234,952        223,592          147,844                36,484
                                              ============    =============   =============   =============   ===================
Weighted average number of fully diluted        2,364,010          234,952        223,592          147,844                36,484
Ordinary shares outstanding ................  ============    =============   =============   =============   ===================
_____________________________


                                                       As of            As of             As of            As of           As of
                                                   December 31,      December 31,     December 31,      December 31,   December 31,
                                                       2002              2001             2000              1999           1998

                                                                                  (euro, in thousands)
Balance sheet data:
Cash and cash equivalents.......................   (euro)60,181     (euro)81,613     (euro)361,698    (euro)57,115      (euro)1,472
Short-term investments, restricted..............              -           16,694            28,030               -                -
Non-current investments, restricted.............              -            8,085            41,709               -                -
Property and equipment, net.....................        244,876          277,807           298,623          91,946            2,888
Total assets....................................        335,700          455,990           824,781         176,208            6,741
Net assets......................................        160,298          121,916           415,960          43,071           11,923
Long-term debt..................................          3,986          227,735           280,597          79,596                -
Convertible Preferred A Shares, nominal value,
(euro)4.00 per share, liquidation value,
(euro) 2,010 per share, 24,000 shares
authorized, 21,730 shares issued and
outstanding as of December 31, 2002.............         29,056                -                 -               -                -
Convertible Preferred B Shares, nominal value,
(euro)4.00 per share, liquidation value,
(euro) 2,010 per share, 16,000 shares
authorized, 14,924 shares issued and
outstanding as of December 31, 2002.............         98,187                -                 -               -                -
SHAREHOLDERS' EQUITY
Ordinary shares, nominal value (euro)0.04 per
share, 6,300,000 shares authorized; 3,905,414
and 239,635 shares issued and outstanding at
December 31, 2002 and 2001, respectively........            157               10                10               8                1
C Shares, nominal value,(euro)0.04 per share,
10,000,000 shares authorized, 1,548,261 shares
issued and outstanding as of December 31, 2002..             62                -                 -               -                -
Total shareholders' equity .....................        160,298          121,916           415,960          43,071          (5,182)
Total liabilities and shareholders' equity......        335,700          455,990           824,781         176,208            6,741

         Number of shares and EPS have been retroactively adjusted for the reverse stock splits of our Ordinary and Preferred shares effected on September 16, 2002 and September 18, 2002, respectively.



Exchange Rate Information

         In this Annual Report, all references to "euro" and "(euro)" are to the lawful currency of the European Union. The following 12 member states of the European Union have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain and Greece. Where this Annual Report contains translations of euro into dollars, the translations have, unless otherwise indicated, been made at the noon buying rate in the City of New York for cable transfers in euro as certified for customs purposes by the Federal Bank of New York on a specified date. Amounts in dollars have been translated from euro at assumed rates solely for convenience and should not be construed as representations that euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated or any other rate. All references to "U.S.D.", "dollars" or "$" are to the lawful currency of the United States of America.

         The following tables set forth, for the periods indicated, information concerning the Noon Buying Rate for euro, expressed in euro per dollar.



                                      Euro per Dollar Exchange Rate
                                                                                                   Period-
Euro Exchange Rate                                           Average                                 End
Year Ended December 31,(1)                                   Rate(2)        High         Low        Rate
--------------------------                                   -------        ----         ---       -------
1998(3).............................................          0.8991       0.9472       0.8213      0.8517
1999................................................          0.9445       0.9984       0.8466      0.9930
2000................................................          1.0861       1.2092       0.9676      1.0652
2001................................................          1.1224       1.1947       1.0488      1.1235
2002................................................          1.0671       1.1636       0.9846      1.0081
2003 (through May 20)...............................         0.90318      0.96749      0.85201     0.85404

_____________________
(1)    Representing the Noon Buying Rate.
(2) The average of the Noon Buying Rates on the last day of each month during the period.
(3) A conversion rate of euros per U.S. dollar has been provided for 1998, prior to the introduction of the euro on January 1, 1999, by dividing the corresponding French franc exchange rate by 6.55957, the official French franc-euro conversion rate established on July 1,1999.



                                            Euro per Dollar
Exchange Rate(1)                                                                High           Low
----------------                                                                ----           ----
September 2002.........................................................        1.0346         1.0033
October 2002...........................................................        1.0301         1.0106
November 2002..........................................................        1.0104         0.9846
December 2002..........................................................        1.00585       0.95298
January 2003...........................................................        0.96414       0.92035
February 2003..........................................................        0.93659       0.91449
March 2003.............................................................        0.95202       0.90449
April 2003.............................................................        0.94679       0.91249
May 2003 (through May 20)..............................................        0.85201       0.88715
_____________________
(1) Representing the Noon Buying Rate.

         On May 20, 2003, the Noon Buying Rate was (euro)0.85404 = $1.00.

B.       Capitalization and Indebtedness

         Not applicable

C.       Reasons for the Offer and Use of Proceeds

         Not applicable

D.       Risk Factors

We may be liable for information disseminated through our network.

         The law relating to the regulation and liability of Internet service providers in relation to information carried or disseminated is still developing. The European Union has enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel and taxation, apply to the Internet.

         Decisions, laws, regulations and other activities regarding regulation and content liability may adversely affect the development and profitability of companies offering Internet access services, including us.

         The European Union has adopted a directive on certain legal aspects of electronic commerce, which requires member states to make certain changes to national laws. The directive applies to us and other service providers established in the EU and aims to establish a consistent legal framework for electronic commerce within the EU.

         The imposition of potential liability upon Internet and web hosting service providers for material carried on or disseminated through their systems could require us to implement measures to reduce our liability exposure. Such measures may require that we spend substantial resources or discontinue some product or service offerings. Any of these actions could have a material adverse effect on our business, operating results and financial condition.

Our need to comply with extensive and changing government regulation and licensing requirements could increase our costs and slow our development.

         The telecommunications industry in France is subject to a significant degree of regulation. We need telecommunications licenses and other equivalent authorizations to operate our business. We cannot assure that we will be successful in maintaining or renewing licenses and other authorizations required for services we provide or plan to provide. We must keep our existing licenses and other authorizations in force in order to continue providing services. In addition, we must comply with current and future regulation and technical standards regarding interconnection, privacy, neutrality, non-discrimination, security, environmental protection, limitations on ownership and public service in order to maintain our licenses and other authorizations and conduct our business.

We depend on agreements with third parties to obtain rights-of-way and leased capacity to build and operate our business successfully.

         In order to develop and operate our local networks, we depend on rights-of-way and other agreements to use underground conduit and building access from various parties, including our competitors, governments and private parties. In addition, we occasionally depend on leased local trunking capacity or wireless transmission systems in order to achieve rapid connection of new customers and maximize speed to market. If we cannot obtain or maintain those arrangements on favorable terms, we may not be able to implement our business plan on acceptable terms.

The liberalization of the French market in which we plan to operate may not occur on a timely basis.

         Under European Union directives, each individual member state, including France, must pass domestic laws to implement the European Union directives, but has significant latitude to do so according to its own national policies. France has had a legal obligation to liberalize its market in accordance with these directives since January 1, 1998. Following the outcome of the 1999 Communications Review on July 12, 2000, the EU Commission proposed a package of legislative reforms intended to consolidate, simplify and update the existing regulatory framework. These proposals include a new framework directive for electronic communications networks and services, four specific directives covering the licensing and authorization of network operators and service providers, access and interconnection, universal service and users' rights, data protection and privacy, as well as a regulation on unbundled access to the local loop. These directives have been adopted in February 2002, and the regulation regarding unbundled access to the local loop entered into force on January 2, 2001. In July 2000, the EU Commission also proposed a draft Competition Directive aiming to replace by a single text all existing "liberalization" directives in the telecommunications sector. The draft has been submitted to public consultation. As it develops, EU legislation will continue to have a significant effect on our markets, including future developments relating to the convergence of Internet, media and information technology.

The price of our shares has declined significantly and may experience further declines.

         The market price of our shares has declined significantly in recent months and may experience further declines. This reflects a variety of factors, including:

         anticipated fluctuations in our financial performance,

         perceived overhang in equity markets for telecommunications companies,

         problems related to our industry which pressure the stock prices industry-wide,

         announcements of technological innovations by our existing or future competitors, or changes in financial estimates by securities analysts.

         From time-to-time, following periods of decline in the market price of a company's securities, securities class action litigation has been instituted in the United States of America. The institution of any such litigation against us could result in substantial costs and a diversion of our management's attention and resources, which could materially adversely affect our business, results of operations and financial condition.

We have experienced substantial operating losses to date, and we do not know if or when our business will become a profitable enterprise.

         We have generated operating losses and negative cash flow from our operating activities to date, and we expect to continue to experience operating losses and negative cash flow from operations until we establish a sufficient revenue generating customer base. From the commencement of our operations in January 1998 through December 31, 2002, we have incurred cumulative operating losses of (euro)334.8 million.

         Our ability to generate positive cash flow and operating profits in the future will depend on a number of factors including our ability to:

         finance our business activities;

         attract and retain customers with substantial network traffic;

         develop network infrastructure and connect customers in a timely, efficient and cost-effective manner;

         attract and retain experienced, qualified personnel;

         price our services competitively; and

         successfully operate our networks and support systems, such as billing, provisioning and network management.

         The prices of communication services have fallen in Europe in recent years, and may continue to decline in the future. In addition, we have been affected by the general weakness in the European markets, including France, for wholesale carrier and dial-up Internet access and Internet data center services.

         We may be unable to achieve or maintain operating profits or positive cash flow in the future, in which case we will not be able to meet our working capital requirements. In addition, our Preferred A and Preferred B shares may be exchanged for cash for a price of between (euro)2,010 and (euro)6,030 per share, together with all unpaid dividends due on the preferred shares being exchanged. The possibility of such an exchange of our preferred shares for cash could negatively affect our liquidity, financial position and results of operations.

The actual amount and timing of our future capital requirements may differ materially from our current estimates due to various factors, many of which are beyond our control.

         The actual amount and timing of our future capital requirements may differ materially from our current estimates due to various factors, many of which are beyond our control. Additional financing may be required in the event of further departures from our current business plans and projections, including those caused by (1) unforeseen delays, (2) cost overruns, (3) engineering design changes, (4) demand for our services that varies from our expectations, (5) adverse regulatory, technological or competitive developments, (6) difficulties or delays in obtaining necessary rights-of-way, or (7) major changes in market conditions. We have experienced and may continue to experience material deviation of our capital requirements from our estimates. For example, revenue generated from our operations during 2001 was lower than we anticipated, increasing our need to generate cash from financing sources and to modify our business plan to reduce our capital requirements.

Development of our activities involves many challenges that could slow or possibly stop the development of our business.

         Our success in developing our business depends on our ability to implement our business plan in a timely manner, at anticipated costs and on acceptable terms and conditions. The successful implementation of our business plan is subject to a variety of factors, including:

         attracting and retaining skilled, qualified personnel, including sales and marketing personnel;

         operating and technical problems;

         adverse changes in the regulatory environment;

         connecting new customers in a timely and cost-efficient manner, and obtaining the required rights-of-way, licenses and permits for doing so;

         delays by the incumbent operators in delivering interconnection capacity for our increased traffic volume on our network; and

         competition and pricing pressures in each of our markets.

         We may encounter difficulties in obtaining sufficient interconnection capacity from incumbent operators, rights-of-way and building permits while we deploy our networks to connect new customers and we may face construction delays caused by other factors outside of our control. As a result, there can be no assurance that we will be able to develop our networks and connect new customers in accordance with our business plan at our anticipated costs.

We depend on effective billing, customer service and information systems, and we may have difficulties in maintaining and operating these systems.

         We have implemented an integrated management information and billing system to coordinate our key business processes. Our operations depend on sophisticated back-office information and processing systems. We rely on these systems to monitor costs, invoice customers, initiate, implement and track customer orders and achieve operating efficiencies. If our information systems are not effective or experience failures, our ability to develop our business and collect revenue could be adversely affected. Errors in, or problems with, our customer care system could affect our ability to respond quickly and effectively to our customers and, therefore, the quality of our service. The customer care and billing systems we use may require additional enhancements in the future, particularly as traffic volume increases on our network. We may encounter difficulties in enhancing, or integrating new technology into, our systems in a timely and cost-effective manner. We cannot assure that our management information and billing systems will operate effectively and seamlessly, or will perform as expected or that we will be able to upgrade successfully and maintain our management information systems. Any extended difficulties could impair our ability to operate efficiently and to provide adequate customer service.

If we do not continually adapt to technological change, we could lose customers and market share.

         We could lose customers and market share if we fail to timely obtain and effectively deploy new technology. The telecommunications industry is subject to rapid and significant changes in services and technology. The effect of technological changes on our business cannot be predicted, and we may be unable to anticipate accurately or in a timely fashion the demand for new technology or obtain access to new technology on satisfactory terms.

Our success depends on growth in the use of the Internet, electronic commerce, data transmission services, multimedia and other bandwidth intensive applications in our markets. Use of these services in our markets may not increase as we expect.

         Our business depends on use of the Internet, electronic commerce, data transmission services, multimedia and other bandwidth-intensive applications in Europe, and in particular, in France. Our business plan currently assumes that the use of such services will increase in the next few years. If the use of data transmission services, multimedia and bandwidth-intensive applications in our markets does not increase as we anticipate, demand for many of our value-added products and services, including high-speed data services, Internet access services and web hosting services, could be lower than we currently anticipate. In addition, because our customers include telecommunications carriers, Internet service providers and other Internet-related companies, adverse trends in the demand for such customers' services could have an indirect effect on the demand for our products and services. In particular, during the past several months a number of Carriers and Internet Service providers have announced restructurings or have filed for bankruptcy, calling into question their continuing demand for our products and services.

We face significant competition and cannot predict how the competitive environment will develop or whether we will be able to compete successfully.

         We have deployed our Metropolitan Area Network (MANs) in a recently liberalized market and are operating in an evolving and increasingly competitive industry. In order to achieve profitability, we must compete effectively against both new market entrants and existing telecommunications providers. We expect to compete with France Telecom and other existing telecommunications providers. We also expect to compete with new entrants to our markets, including fiber-based local loop operators, wireless local loop operators, DSL operators, electric and other utilities with rights-of-way or existing cabling that can be used for telecommunications, railways, microwave carriers, telecommunications resellers and large end-users that have private networks. The ongoing liberalization of the French market may also attract other facilities-based operators to enter the markets we serve and intensify competition.

         The telecommunications markets in France, our only market, has been dominated by France Telecom. France Telecom has significant competitive advantages over us including:

         greater financial resources, market presence and network coverage;

         brand name recognition and customer loyalty;

         control over local, national and international transmission lines and over access to these lines by other participants; and

         established relationships with local and national regulatory authorities.

         We also are dependent upon France Telecom, as well as other alternative service providers, for interconnection of our networks to the incumbent infrastructures. Delays in their delivering sufficient interconnection capacity as traffic increases on our network could adversely impact our operations.

         Other facilities-based operators and resellers in our markets may also have some of the same competitive advantages over us, especially with respect to financial resources, market presence and network coverage. In order to effectively compete, we will need to maintain an acceptable cost structure, provide higher value services at competitive prices and generate increasing amounts of telecommunications and data traffic.

A limited number of customers represent a significant portion of our revenue. If we were to lose any of these customers, our revenue could decrease significantly.

         Our three, five and ten largest customers in France generated approximately 12%, 17% and 23% of our revenue for the year ended December 31, 2002, respectively. These customers include Cable & Wireless, which generated slightly over 7% of our total revenue for the year. There can be no assurance that we will be able to retain these customers or other large customers. The loss, or a decrease, of business from one or more of these customers might result in our revenue decreasing proportionately.

Our success depends on our ability to attract, retain and motivate highly skilled, qualified and experienced managerial, sales, marketing, operating, engineering and technical personnel.

         The loss of key personnel, or our inability to recruit qualified personnel, could materially adversely affect our business. Our future development and success depends on our ability to attract and retain skilled, qualified and experienced managerial, sales, marketing, operating, engineering and technical personnel. Competition for qualified personnel in the telecommunications industry in Europe is intense and many of our competitors have greater financial resources and other competitive advantages over us. Moreover, in connection with our restructuring, we made significant reductions in our workforce. These workforce reductions may have an adverse effect on our ability to recruit and retain qualified personnel. Consequently, we cannot assure that we will be able to hire or retain necessary personnel in the future.

We rely on third-party equipment and service suppliers. Delays in obtaining or inability to obtain necessary equipment and support services, or equipment failure, could impair our operation and the quality of our services.

         If we cannot obtain the equipment needed for our planned networks and services, or delivery of the equipment is delayed, or the price of the equipment increases, the development of our business could be disrupted or our costs could increase. We depend on Nortel Networks, Siemens AG, Cisco Systems, Ciena Corporation and Riverstone and other third party suppliers to provide voice, data and Internet switching and transmission equipment, and various suppliers for billing and other information management and operations support systems, and to design, build and install our networks and provide maintenance and repair services. From time to time we have experienced network disruptions due to equipment failure that have necessitated maintenance and repair services on an emergency basis. Failure by our suppliers to provide equipment and services necessary for our operations on a timely basis could have a material adverse effect on our network operations, customer relations and results of operations and financial condition.

The principal stock market for our equity securities is Euronext Paris and there will be little or no active trading of our Ordinary shares in the United States of America.

         Our Ordinary shares are listed on Euronext Paris, where they trade and settle in euros and where the average monthly trading volume since the completion of our Restructuring has been very limited. We have no current plans to list any of our equity securities in the United States of America. Consequently, we expect there will be little or no active trading of our Ordinary shares in the United States of America. U.S. investors may find trading and settlement of our Ordinary shares to be difficult because of time zone and language differences between the United States of America and France. Moreover, U.S. investors will experience fluctuations in the dollar value of their holdings corresponding to changes in the exchange rate between the dollar and the euro which are wholly unrelated to our operating or financial performance.

ITEM 4.  Information on the Company

A.       History and Development of the Company

         Completel Europe N.V. was incorporated on December 14, 1998 as a Netherlands public company with limited liability (naamloze vennootschap), and our registered office is located at Blaak 16, 3011 TA, Rotterdam, The Netherlands. We are registered with the Trade Register of the Amsterdam Chamber of Commerce under number 34108119 and have our corporate seat at Amsterdam, The Netherlands. Through a series of transactions in January 1999, we became the holding company for our telecommunications businesses, which commenced in January 1998 when Completel LLC, our then ultimate parent, was formed.

         To address our funding requirements which were in excess of our capital resources, we effected our recapitalization plan (the "Recapitalization"), pursuant to a restructuring agreement (the "Restructuring Agreement ") dated May 15, 2002, as amended on July 29, 2002, entered into with the holders of our 14% senior discount notes due 2009 and 14% senior notes due 2010 (collectively, the "Notes") and our principal shareholders. The Recapitalization was completed on September 17, 2002. For more information on the Recapitalization, see Item 5 - "Operating and Financial Review and Prospects - Overview".

         During the year ended December 31, 2002, we made capital expenditures in our continuing operations of approximately (euro)22.4 million. These capital expenditures were primarily for connecting customers to our MANs. During the year ended December 31, 2001, we made capital expenditures in our continuing operations of approximately (euro)108.2 million. These capital expenditures were for property and equipment necessary to deploy networks and to connect customers to our MANs and include capitalized interest of
(euro)14.2 million. During the years ended December 31, 2000 and 1999, we made capital expenditures in our continuing operations of approximately (euro)112.3 million and (euro)68.9 million, respectively, for property and equipment necessary to deploy networks in our initial markets.

         We currently estimate that we will make total capital expenditures of approximately (euro)28 million to (euro)35 million for the year ending December 31, 2003, most of which will be expended to connect new customers to our MANs. The actual amount and timing of our future capital requirements may differ materially from our current estimates, and additional financing may be required in the event of departures from our current business plans and projections, including those caused by unforeseen delays, cost overruns, engineering design changes, demand for our services that varies from our expectations, adverse regulatory, technological or competitive developments, difficulties or delays in obtaining necessary rights-of-way, or major changes in market conditions.

B.  Business Overview

         We are a facilities-based operator of a technologically advanced, high-capacity, fiber optic communications infrastructure. A facilities-based operator uses its own telecommunications facilities to provide services, in contrast with non-facilities-based resellers who purchase services from other providers and then retail them to customers. We provide telecommunications and Internet-related services to business and government end-users, carriers and Internet service providers in targeted metropolitan areas in France. We deliver these services primarily to on-net customers directly connected to our fiber optic metropolitan area networks, or MANs.

         The construction of our MANs was completed during the last quarter of 2001. We are now focusing our efforts on expanding our customer base in our MANs in France. These are located in nine areas in France, covering the cities of: (1) Paris, (2) Lyon, (3) Marseille and Aix, (4) Lille, Roubaix and Tourcoing, (5) Grenoble, (6) Toulouse, (7) Nice and Sophia-Antipolis, (8) Nantes and (9) Strasbourg, Colmar and Mulhouse. We also constructed MANs in four areas in Germany; however, following the sale of our German operations in May 2002, we no longer have MANs in Germany. Our MANs are interconnected by our leased inter-city network.

         As of December 31, 2002, we had a total of 1,208 on-net customers, compared to 946 customers as of December 31, 2001 in our continuing French-based operations. Our consolidated revenue for the year ended December 31, 2002 totaled (euro)97.8 million, an increase of approximately 29% over consolidated revenue of (euro)75.9 million for the year ended December 31, 2001.

         We have generated operating losses and negative cash flow from our operating activities to date, and we expect to continue to experience operating losses and negative cash flows from our operations until we establish a sufficient revenue-generating customer base. While we are experiencing growth in our core retail activity in France, and believe that this trend will continue, since mid-2001, we have been affected by the general weakness in the European markets for carrier and dial-up Internet access and Internet data center services. In light of these adverse market conditions, we implemented operational reorganization and restructuring measures in order to adjust our operations to foreseeable market conditions, reducing ongoing operating expenses and capital outlays. In particular, we implemented a major downsizing of our German operations in view of the slowdown in German telecommunications markets (particularly in the carrier and ISP segments). Further, in April 2002, we decided to sell our entire German operations, which sale was completed in early May 2002.

         Furthermore, faced with a significant downturn in the web hosting market, linked to the collapse of the ".com" market and installed hosting overcapacity in Europe, we decided to scale down the Internet data center operations we had launched in France, Germany and the United Kingdom. In France, we decided to integrate these activities with our retail business, while in Germany and the United Kingdom we exited these markets by selling our entire operations in these countries in May 2002.

         Having decided to concentrate our efforts solely in France, we closed our London offices and simplified our corporate headquarters structure at the end of the second quarter of 2002. In the third and fourth quarters of 2002 we further reduced our selling, general and administrative expenses, in particular, in our corporate headquarters functions and Internet data center operations.

         Finally, on September 17, 2002, we completed our Recapitalization, involving the conversion of all of our outstanding debt securities into shares and a cash investment of (euro)43.7 million.

FACILITIES-BASED COMPETITIVE LOCAL ACCESS PROVIDER

On-net customer-driven network

         Overview


         We focus on providing on-net local access telecommunications services to an underserved customer base. We believe our on-net strategy offers substantial long-term benefits over carriers with limited or no local loop infrastructure, such as:

         substantially increased product offerings made possible by direct fiber connection;

         higher revenue per customer;

         lower interconnection costs and improved operating margins; and

         increased loyalty of customers and reduced churn.

         Our integrated network supports both local and long-distance voice products and services, as well as high-speed data and Internet services. We believe our networks offer greater capacity, lower operating costs and higher service reliability than those of the incumbent carriers in the areas we serve. The integrated design of our networks significantly reduces our cost of providing a bundled service offering.

         To deliver high-quality, reliable telecommunications services, we employ a technologically advanced, uniform, high-capacity, protocol-transparent technology platform. Our integrated network architecture includes digital telephone switches, data switches and Internet protocol, as well as synchronous digital hierarchy (SDH) and dense wavelength division multiplexing (DWDM) transmission technology compliant with European telecommunications standards. It employs centralized network management and monitoring centers designed to accommodate anticipated future technology upgrades.

         Customers and route design


         The design of our networks is based on the location and requirements of our target customer segments. We have targeted those high-density business areas where customers purchase their telecommunications services principally from the incumbent operators or from resellers, because we believe these areas currently are underserved by other local carriers.

         Network design principles

         Our network design enables us to provide high-capacity transmission services to our customers, while providing substantial potential for expansion of existing service offerings and adoption of new offerings in a cost-effective manner. Our networks are capable of efficiently supporting a wide mix of telecommunications traffic and protocols, including telephony, data, high speed Ethernet, digital videoconferencing, virtual private networks
(VPNs), private lines and Internet. Our network design is based on the following principles:

         Scalability. We can expand both transmission capacity, switching capacity and routing capacity rapidly and cost-effectively as traffic volume and capacity demands increase. We installed duct systems, typically with the capacity to hold six ducts, to ensure we would have sufficient capacity for our future growth. Each duct is capable of holding between one and three cables, and each cable is capable of holding between 144 and 288 fibers. We currently use either one or two ducts, each containing at least one cable, depending on the level of network security required. The remaining ducts can accommodate additional capacity for our use, or can be sold to or swapped with other telecommunications service providers. As we installed our duct system, we also installed the access chambers immediately adjacent to our network route in order to expedite the connection of new customers.

         Opportunity-based deployment schedule. We have designed and deployed our networks with the goal of maximizing potential revenue generation while minimizing our build-out costs.

         Service reliability. Our networks provide redundancy at multiple levels. The ring structure is designed to provide dual direction routing capability that allows a connection to be completed in the event of network failure. Our MANs use European standards-based SDH transmission technology and Ethernet protocol to transport information along our fiber optic backbone. Our SDH systems are based on self-healing concentric rings, a technology that routes traffic through an alternative path in the event there is a point of failure. This design results in a reliable network that is less susceptible to disruptions in the event of breakage at one point. Additionally, our external carrier interconnections and Internet transit have alternative routing capability that should assure access to alternative carriers and to the Internet. Finally, we chose vendors that we believe provide reliable and quality equipment, such as Nortel Networks, Siemens, Ciena, Cisco Systems and Riverstone Networks.

         Use of multiple local access and transmission technologies. We employ a variety of access and transmission technologies, including SDH, DWDM, packet data or Internet protocol routing, Ethernet and Gigabit Ethernet. We believe they allow us to (1) meet customers' changing communications requirements; (2) pursue a flexible approach to network coverage expansion; and (3) respond to a wide range of integration requirements among different customer segments. The link between our network and the customer is typically fiber, but may also be copper or wireless transmission. On a limited, case by case, basis, we extend the reach and efficiency of our core network rings through alternative methods, such as leased fiber or point-to-point wireless and digital subscriber line (DSL) connections.

         Protocol transparent. We use transmission equipment that we believe should allow us to converge circuit-switched and data networks. As these networks effectively merge, traffic can move more economically over data networks, resulting in simplified network management. We are continually reviewing our designs to ensure flexibility and rapid evolution, as we believe that over time, voice, data, video, Internet, intranets and extranets will interconnect with our network platform.

         Network infrastructure

         The core of our network is the fiber loops that we built or leased in selected areas. Metropolitan area networks, or MANs, are composed of single or several fiber optic rings that allow customers direct connection within a city or metropolitan area to our network. We have constructed MANs that have route diversity and self-healing architecture, allowing re-routing of traffic in case of a network outage and enabling us to provide high levels of service reliability.

         During 2001, we completed the construction of our MANs in nine areas in France and four areas in Germany. Following the sale of our German operations in May 2002, we no longer have MANs in Germany. As of December 31, 2002, we had deployed over 1,600 route kilometers of fiber in our MANs, of which approximately 600 kilometers are leased on long-term contracts. In addition, we lease bandwidth capacity for our leased inter-city network, which interconnects our MANs. Having completed the expansion of our network in accordance with our current business plan, we intend to concentrate on network development to connect new customers to our existing MANs.

         Network construction and installation

         Our local access networks consist of fiber deployed in existing ducts, as well as newly constructed ducts for the extension of our network to the customer's site, commonly known as the "the last drop." As of December 31, 2002, we had 1,707 buildings directly connected to our network. We have installed our fiber optic cables in conduits we either own or lease from third parties. In isolated instances, however, in order to achieve maximum speed to market, we have leased fiber trunking capacity from third parties. We also lease conduit and pole space from utilities, carriers, local governments and transit authorities. These arrangements are generally for multi-year terms with renewal options.

         Network components

         Switch Centers. We have constructed switching centers in each of our markets. Our switching centers are purchased or leased facilities and are typically sized between 600 square meters and 4,000 square meters. Our switching centers are environmentally controlled, secure sites, featuring back-up AC/DC power, emergency back-up battery and power generator, ventilation and air-conditioning systems, redundant communication facilities, fire suppression and dual direct connection to our high-speed fiber optic city MAN backbone. In addition, at some of our switch sites, we have made specific accommodations for the provision of co-location services. Each switch center hosts a class-5 voice switch from either Nortel Networks or Siemens and a backbone IP Router from Cisco Systems.

         Hubs and distribution nodes (DNs). Hubs and distribution nodes are located in leased or purchased facilities. They house electronic equipment that provides the ability to add and remove voice and data traffic from the fiber backbone destined to a customer or an interconnection point. These hubs and DNs are secured, environmentally-controlled, and continuously monitored stand-alone facilities.

         Network operation center. We have a network operation center in a Paris suburb, allowing centralized and integrated management of all the equipment deployed in our MANs. This center continuously monitors performance of the various pieces of transmission, and switching and routing equipment, operating systems, performance of customer transmission paths and circuits and customer premises equipment in each of the MANs.

         Third-party agreements supporting our network

         Leased inter-city network. Our leased inter-city network connects our MANs. We lease bandwidth capacity (a) from Lambdanet, a network loop linking our MANs in Paris, Strasbourg and Lille (b) from Telia, a network loop linking our MANs in Paris, Lyon, Marseille, Toulouse and Nantes and (c) from various service providers, fiber optic capacity connecting our MANs in Paris, Lyon, Marseille, Lille, Grenoble, Toulouse, Nice, Strasbourg and Nantes.

         Interconnection and service agreements. We have several interconnection or service agreements with a range of other operators for transmission of traffic outside the reach of our local loops. We have principal national interconnection agreements with the incumbent and dominant mobile operators in France, France Telecom and its affiliate Orange and SFR. We also have agreements with other national and international carriers, such as WorldCom, Inc., Telecom Developpement and Swisscom. We have developed additional physical interconnections with the incumbent public operators, at both their tandem switching centers and the end office/serving wire centers, in each of our markets. In addition, our networks have multiple interconnections with some of the major switching centers of France Telecom. In connection with our operational restructuring during the last quarter of 2001 and the first half of 2002, we terminated some of our interconnection agreements as part of our plan to concentrate our operations. Furthermore, in connection with the sale of our German operations in May 2002, we entered into reciprocal agreements for traffic termination with the purchaser of our German operations to allow us to service our French customers who have operations in Germany.

         Access agreements and rights-of-way. Our MANs were constructed primarily by digging trenches along rights-of-way obtained from local authorities. Where necessary or economically preferable to digging trenches, we secured alternative rights-of-way from highway commissions, utilities, political subdivisions, subway operators, sewer operators and others. For example, in Paris, we received approval from the city authorities to lay our fiber in the underground sewer system. This agreement enabled us to lay our fiber in a cost-effective manner, because it entailed minimal excavation of city streets as the sewer system's conduits connect to nearly all buildings in Paris.

         Building entry license agreements. Before providing services to customers, we must obtain permission from the property owner. We have adopted a collaborative approach with property developers and owners. Generally, developers and owners are willing to provide access to their buildings since we are providing enhanced services to the building. Our agreements typically contain a provision for access by our network to a specified point inside the building, with a renewable right of access regarding inside wiring to the premises of our clients. Access is usually granted on a non-exclusive basis.

         Technology supplier relationships. We entered into an agreement with Nortel Networks to supply us with equipment, including SDH, voice and data switching, internet routers, customer premise equipment, engineering services, network operations center management, inventory management, and equipment installation maintenance during the initial start up phase of each market. We selected Nortel Networks to provide the core components of our MANs. We also purchased voice-switching equipment from both Siemens and Nortel Networks. We have sourced network equipment from other suppliers, including SDH from Siemens, routers from Cisco Systems, DWDM system equipment from Ciena and Ethernet switches from Riverstone Networks.

         Alternative access and transmission technologies. Although we provide our services primarily over our own fiber optic network, we occasionally use alternative access technologies to allow us to provide services to those customers who we may not be able to serve on-net. For example, we use leased lines from France Telecom and DSL. This complementary strategy provides us with rapid access to buildings and allows us to gain market penetration and take advantage of market opportunities.

High-capacity telecommunications services

         We currently offer a broad range of telecommunications services, including a number of value-added services.

         Voice services

         Current voice services. Through our direct connections to customers, we offer switched voice services, covering inbound and outbound calls (including local, national, international and mobile) allowing customers to dispense with the incumbent operator for all their voice services. We also provide voice services to off-net sites of on-net customers, allowing them to access our long-distance services using pre-selection. The inbound voice services we currently offer also include number portability, allowing customers to retain their number from the incumbent operators. In addition, we deliver voice value-added services, such as audio conference services, free phone services and premium-rate services (known as "800 numbers" in France and "900 numbers" in the United States of America).

         Planned voice services. In phase with the recent regulatory opening of the French market for higher rate premium-rate services, we are currently extending our voice services portfolio in France to include these services.

         Data and Internet services

         Our MANs allow customers to access our high-capacity technology to transport their data and Internet traffic efficiently and flexibly.

         Current data and Internet services.  We offer:

         Point-to-point bandwidth between two customer sites, allowing customers to operate their own private network for data and/or intra-company communications. Point-to-point bandwidth is provided either within one metropolitan area (intra-city) or between two different metropolitan areas (inter-city). Capacity ranges from 2 Mega bit per second to 2 Giga bit per second.

         LAN to LAN interconnection between 2 or more customer sites, allowing customer's Local Area Networks to operate as if they were located within the same building. Our fiber optic customer access and other advanced technologies significantly differentiate our LAN to LAN service from many competing services because of the intra-city and inter-city geographic availability that they provide, as well as the transparency, flexibility and high capacity that it offers. Capacity ranges from 10 Mega bit per second to 1 Giga bit per second, available through standard Ethernet LAN interfaces. With more than 400 customer sites connected in 2002, we believe we are the first Ethernet LAN to LAN operator in France.

         Connectivity to the Internet, allowing customers' employees to have access to the Internet and/or to have customer's web sites and IP applications located on customer sites accessed from the Internet. We provide all our customers overcapacity that can be used in part instantly and can be upgraded smoothly in phase with customer's increased capacity requirements. Optional complementary services to basic connectivity are often chosen by our customers, including standard or advanced e-mail managed services.

         IP Virtual Private Network Services (IP VPN), allowing customers to connect all their sites and employees to their IT systems through our IP platforms and networks as if they were using their own private network. Our IP VPN is based on IP Security Protocol (IP SEC). Our IP VPN offering was launched in 2002, during which time we signed 40 customer contracts for this service.

         Internet hosting and managed services, allowing customers who want to outsource part or all of their Internet based IT systems to benefit from a reliable system environment, from flexible and very high connectivity and from tailored managed services. Our Internet and data centers, or IDCs, have been designed and are operated in order to provide a secure and controlled environment as well as high capacities to the Internet as well to our data network. Tailored managed services include support for hardware or operating system maintenance, security services such as firewall and security tests and application based services such as extranet/intranet and back-up.

         Planned data and Internet services. We plan to enhance our LAN to LAN and IP VPN services by adding more classes of services, providing customers with a network tailored to the specific quality requirements of their applications. We plan to package some of the managed services we currently supply on a tailored basis, such as security services, and offer such packages as optional add-on services to our data and Internet customer base.

         Carrier and call termination or collect services

         We provide carriers with high and very high capacity metropolitan links that allow them to connect their points of presence, or to connect their points of presence to other carriers or to their customers. We also provide carriers with call termination services on a wholesale basis, allowing them to benefit from lower costs for call termination. We provide major Internet access providers with call collect on a wholesale basis, offering dial-up access to their Internet hub for their retail mass market or professional customers.

CUSTOMERS

         Telecommunications services

         We serve three principal groups of telecommunications customers:

         Business, government and institutional end-users. Businesses with a minimum of 30 employees, with a focus on medium and large businesses, governmental entities and institutions such as hospitals and educational establishments;

         Internet service providers. Major mass market Internet access providers and other Internet-related companies, such as web agencies and application service providers;

         Carriers. Long-distance, international carriers, resellers and alternative access providers.

Business, government and institutional end-users

         Initially, we primarily targeted small-sized and medium-sized businesses, because we believed that these companies would have greater flexibility to change to a new service provider and would make decisions faster than large businesses. Subsequently, we have expanded our targeted customers to include larger customers, for example multi-nationals that often have service requirements in multiple locations. As of December 31, 2002, we had 1,208 connected business customers, including Aventis, EADS and EDF.

         We also have identified local government authorities and other public institutions as important potential customers in view of their need to obtain advanced technology to link up their different geographic sites at competitive prices. Moreover, local municipalities, government agencies and other public institutions, such as hospitals, have a high degree of local calls and depend heavily on local networks to provide their services. Our government and public institutional customers include the French Senate, six French ministries, and universities and public hospitals in several of our markets.

Internet service providers

         We target corporate customers that outsource their Internet related IT systems, as well as Internet service providers, including mass market Internet access providers, web agencies, and application and content service providers. We are developing suites of services to respond to such customers' specific needs, primarily in high-capacity access, co-location, dial-up collect calls and various tailored managed services. The Internet-related providers to whom we currently provide services include Tiscali, Noos, T-Online, Cable & Wireless and Net-Up.

Carriers

         We provide carriers with high and very high capacity metropolitan links, as well as call termination, call collect and dial-up services. Our carrier customers include Swisscom, Telia, Equant and Cable and Wireless.

SALES, MARKETING AND DISTRIBUTION

Customer acquisition and retention strategy

         As of December 31, 2002, we had a sales force of 165 based in our local markets in France. Tailored to our different target markets, our sales organization includes:

         local sales teams located in each of our metropolitan areas of presence, each dedicated to a list of key accounts that are managed and served locally;

         a national sales team, dedicated to a list of multinational and national accounts that are managed and served nationally;

         sales teams dedicated to sales to the carriers and Internet access providers, respectively, in each geographic market; and

         local specialized sales teams dedicated to our Internet hosting and managed services, which focus on Internet related companies and on corporate customers who have outsourcing needs.

Marketing communications

         We believe that recognition of the Completel trade name is important to our success and that awareness of our brand is becoming an important tool. However, we believe that using mass-media to develop brand awareness is not cost-effective. Instead, we use a targeted marketing approach for national accounts and for on-net prospects within 500 meters of our network backbone, primarily driven by national and local PR events, telemarketing and newsletter activities. We supplement these targeted communications with periodic press communications and event marketing.

Pricing and product portfolio strategy

         In addition to our high-capacity, quality-driven networks, we use our pricing structure to differentiate ourselves from the incumbent operators and to attract customers. We generally price our services to our customers at a discount to the local incumbent operator. We offer combined services discounts to encourage customers to purchase a portfolio of services in order to maximize usage and revenue per customer. The wholesale rates charged to other carriers and Internet-related providers are generally set at the market price of the leading facilities-based carriers, and we do not anticipate offering a major discount compared to any alternative carrier. On a promotional basis, we may provide discounted installation to facilitate customer migration from the incumbent carriers.

Customer service

         Our goal is to maintain an advantage over our competitors in our target markets by providing superior customer service and care. We believe that providing a high level of customer service is a key element to establishing customer loyalty and attracting new customers. We have dedicated customer service representatives who initiate contact with our customers on a routine basis to ensure customer satisfaction. Shortly after we commenced commercial operations, we established a practice of engaging an external agency to periodically carry out customer satisfaction surveys. Results of these surveys have generally been positive.

         We also believe that technology plays an important role in customer satisfaction. Advanced technological equipment is crucial to enabling the provision of high quality service to our customers. We have installed sophisticated status-monitoring and diagnostic equipment at our network operations centers that allows us to identify and remedy network problems before they affect customers.

Our customer care function includes:

         on-line customer care personnel available 24 hours a day, seven days a week;

         an integrated data base management system that allows immediate access to data concerning our customers, enabling us to quickly respond to customers' inquiries;

         an integrated billing system that can be customized for all our services;

         access to technical support;

         escalation processes to deal with customer concerns;

         personal relationships with customers based on local and dedicated customer care staff; and

         local and national designated sales account executives and service managers to grow and support customer relationships.

         We provide customer care to our business end-user customers on a local rather than national basis, in order to develop customer relationships at the city level and develop responsibility and accountability at the local level. Our local customer care functions are supported by our centralized operations centers, including service provisioning, network supervision and after-hours customer care.

Management information and billing systems

         Our information systems are managed by our information technology group based in Paris. The back-office systems are centralized in our central data center located in Paris. We have selected our comprehensive management information system based on a scalable and highly flexible platform of off-the-shelf applications using technology proven in the European or U.S. market. We believe these systems allows us to coordinate smoothly and effectively our key business processes, including:

         Geomarketing (which consists in gathering information about the geographical location of our customers and and sales force automation;

         customer order management, service provisioning and activation;

         customer care and account management;

         network planning and design;

         customer rating, billing and collection;

         business financial systems; and

         network management and maintenance.

         The core of our management information system is based on applications supplied by (a) Kenan for retail billing, (b) Intec for wholesale billing, (c) Oracle for finance applications, (d) Metasolv for customer and operations support system, (e) Rocket Software / TCSI for mediation systems and (f) Nortel Networks, Siemens, Cisco Systems and Hewlett-Packard for network supervision.

         The production platform to operate our systems is based on high-capacity, scalable and highly reliable servers and technologies for data storage, and a fully automated backup library, to ensure a complete secured solution.

         We have incorporated a data warehouse within our central data center in Paris. A data warehouse is a dedicated and integrated information system which permits storage and retrieval of data concerning customers' usage of our network. This data warehouse allows us to monitor usage on a daily basis by type of customer and detect changes in customer behavior and usage. With this information, we are better able to tailor our product and service offering to the particular requirements of each type of customer.

         Our billing system allows for integrated invoicing of all the products we currently offer. We offer customers different levels of detail on invoices depending on their specific requirements. All these applications are operated from our central data center in Paris.

COMPETITION

Overview

         The ongoing liberalization of the European telecommunications market has coincided with technological innovation to create a fast changing and increasingly competitive market, characterized by dominant incumbent telecommunications operators as well as a number of new market entrants. We expect that we will need to compete effectively against a considerable number of telecommunications service providers and Internet operators in our targeted markets, even though some alternative carriers exited the market or reduced their presence during 2001 and 2002.

         The European Union is actively stimulating competition among telecommunications providers. As a European member state, France is required to end restrictions on the entry of new telecommunications operators and adopt standardized regulations intended to promote competition. Under the new regulatory structure, public telecommunications operators can compete in local exchange services markets outside their home countries, either alone or through existing joint ventures, subject to restrictions on market concentration and anti-competitive mergers and acquisitions.

         We compete primarily on the basis of:

         variety of services;

         network coverage;

         network quality and service reliability;

         price;

         customer service; and

         accurate and detailed billing.

Incumbent telecommunications carriers

         We compete principally with France Telecom, the incumbent public telecommunications operator in France, and to a lesser extent with other local or long distance carriers in our markets. Based on its historically exclusive market position, France Telecom has competitive advantages over new entrants including:

         expansive financial, technical, management, marketing and other key human resources;

         established relationships with local and national regulatory authorities;

         established local and long-distance distribution facilities;

         existing rights-of-way;

         control of or access to the majority of end-users; and

         control over local telecommunications connectivity.

         We expect that our principal competitor will continue to be France Telecom.

Alternative telecommunications providers and IDC operators

         We also compete with a range of operators of fiber networks and, potentially, with wireless local loop and DSL operators. These operators include WorldCom (mostly in Paris, Lyon and Strasbourg), COLT (in Paris, Lyon and Marseille) and, to a lesser extent, LD Com, Cegetel (in a few areas mostly in Paris) and SIRIS (a member of the Deutsche Telekom group). We believe that we can effectively compete with these operators because of our networks' coverage and our local presence, and because most current competitors seeking to gain market share from France Telecom are focusing on long-distance service instead of local exchange service like us. Where competitive local exchange operators are present, they have concentrated their efforts on limited high-volume areas in and around Paris, such as the business district of La Defense.

         Wireless Local Loop (WLL) deployment in France has been limited. To date, we have not experienced significant competition from such operators. However, we expect that some WLL operators may ultimately compete with us in selected geographical areas for the low-end customer segment.

         Alternative DSL operators have not yet developed significant activity in France for business customers, principally due to the slow implementation of local loop unbundling. We anticipate that some DSL operators may ultimately deploy DSL-based services, potentially competing with our services for small customers with limited bandwidth requirements.

         Since we bundle our customer packages with both local and long distance services, we also face competition from long distance resellers on part of our voice services. However, during 2002, an increasing number of such long distance competitors have withdrawn from the market, significantly reducing the level of competition.

         Our Internet data centers and web hosting activity compete principally with other operators of IDCs, including established carriers such as COLT and Cable & Wireless.

REGULATION

General

         As a provider of telecommunications and Internet-related services in France, we are subject to French telecommunications regulation. Furthermore, because France is a member of the European Union (the "EU"), we are affected by applicable EU regulation. We have obtained a fixed wireline license and a service license for network deployment in France. In addition to these licenses we have obtained licenses in Germany and the United Kingdom. However, as a result of our operational restructuring, which included the sale of our entire operations in Germany and the United Kingdom, we no longer operate in these countries.

         Deregulation of the telecommunications market is a relatively new phenomenon in Europe, and there is little history to guide competitive entrants. There is little history in Western Europe to provide guidance to competitive entrants concerning the independence of newly-created regulatory bodies or to demonstrate how vigorously or efficiently such bodies will adopt and enforce regulations or rules. While regulators in some European countries have been increasing their enforcement of pro-competitive policies, in some cases, regulators have relaxed regulatory requirements previously imposed on the incumbent operators. Lifting carrier obligations before solid competition has developed in a market sector could potentially harm competitors. Competition at the local level in France is still underdeveloped. Although local loop access was introduced, effective on January 2, 2001, by Regulation No. 2887/2000 of December 18, 2000 in the European Union, in practice, many technical and regulatory issues remain unresolved in most of the member states. Thus, regulatory, judicial, legislative or political considerations may prevent us from offering our services on a cost-effective basis and in a timely fashion, which may adversely affect our business.

European Union

         The EU consists of the following member states: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom (collectively, the "Member States"). Other countries are applying for membership. EU legislation can take a number of forms. Regulations have general applications and are binding in their entirety and directly applicable in Member States. Directives are binding, but Member States may choose the form and method of implementation. If a Member State fails to effect such legislation or fails to render the provisions of EU directives effective within its national territory, the European Commission may take action against the Member State to enforce the legislation, including initiating proceedings before the European Court of Justice. Under certain circumstances, private parties also may bring actions against Member States for failures to implement such legislation.

         The European Commission, the European Parliament and the Council of Ministers have issued a number of key directives establishing basic principles for the liberalization of the European Union telecommunications market. Although the EU set January 1, 1998 as the deadline for mandatory liberalization of the provision of voice telephony services throughout the EU, each Member State had to enact its own laws to implement the EU's mandate through its own processes. Not every Member State has enacted laws that implement fully the EU directives within the time frame set by the EU or in a way that complies or will comply fully with the intent and spirit of the directives. Further, there can be no assurance that all EU Member States will enact laws which fully comply with the intent and spirit of the EU directives. The actual method or form of implementation of EU directives varies from country to country. From time to time, the European Commission has initiated legal action against several Member States for not implementing adequately certain directives relating to the telecommunications industry. The European Commission also challenged the way in which France Telecom's universal service obligations are funded, with a particular emphasis on the burden it might place on new carriers. In a judgment of December 6, 2001, the European Court of Justice found that the method used to calculate the financial contributions due by new entrants to the universal fund did not conform with the principles of transparency, objectivity and non-discrimination, and led to an overestimation of the burden that universal service represents for France Telecom.

         In 1990, the "Services Directive" required Member States to abolish all exclusive and special rights for the provision of all telecommunication services other than for public switched voice telephony, teleprinter, mobile phone, radio and satellite services, as well as public telecommunications networks. Since that first phase of activity, further legislative initiatives have been designed to provide full liberalization of the telecommunications sector, including notably the adoption of:

         The revised Open Network Provision Directive, which Member
                  States were required to implement by June 30, 1998, aims to ensure the availability of quality public telephone services and to define the services to which all users should have access in the context of universal service at an affordable price.

         The Full Competition Directive, which required Member States to abolish exclusive and special rights for the provision of telecommunications services, including public voice telephone services and to allow the provision of public telecommunications networks by January 1, 1998. The Full Competition Directive also required that Member States abolished special and exclusive rights regarding the self-provision of infrastructure, the use of infrastructure operated by third parties and the use of shared infrastructure for the provision of services other than public voice telephony, by July 1, 1996.

         The Licensing Directive, which established a common framework for general authorizations and individual licenses in the field of telecommunication services. The Licensing Directive is intended to allow telecommunications operators to benefit from a European Union-wide market for telecommunications and establish a common framework for national authorization regimes and seeks to facilitate cross-border networks and services.

         The Interconnection Directive, which mandates that each Member
                  State ensure that operators with significant market power (generally, the incumbent telecommunications operator): provide interconnection to other operators under terms and conditions that are cost-effective, non-discriminatory, objective and transparent; publish their "unbundled" interconnection terms and conditions; negotiate access agreements and specific terms of interconnection, subject to the intervention of the Member State's regulatory authority in case of a breakdown in the negotiations; and adopt transparent accounting methods for each business unit.

         The Telecommunications Data Protection Directive, which covers the processing of personal data and the protection of privacy in the telecommunications sector, and complements the general Data Protection Directive, Directive No. 95/46/EC.

         Member States are also required to adopt a quick, inexpensive and effective procedure to solve interconnection disputes in order to prevent the historical operator from maintaining its dominant position through unnecessary litigation and other delaying tactics. Since January 2000, operators of public fixed telecommunications networks with significant market power are required to offer carrier pre-selection, enabling subscribers to choose an alternative carrier to convey their long-distance calls, with the possibility of overriding their choice on a call-by-call basis. In addition, the Interconnection Directive requires number portability in the fixed-line market, enabling subscribers, while remaining at a specific location, to retain their telephone number despite switching network operators. Number portability for all subscribers on public fixed-line networks was required by January 1, 2000. Member States may also decide to apply this requirement to other operators, as has been the case in the United Kingdom.

         In July 2000, following the 1999 Communications Review, the European Commission proposed a package of legislative reforms intended to consolidate, simplify and update the existing regulatory framework. This legislative package includes, among others, a new Competition Directive which will consolidate all existing liberalization directives; a new framework directive covering all communications infrastructure and associated services, and four specific directives on licensing and authorizations; access and interconnection; universal service and users rights; and data protection and privacy; as well as a regulation mandating unbundled access to the local loop. The regulation requiring unbundled access to the local loop, Regulation No. 2887/2000/EC, became effective as of January 2, 2001. On February 14, 2002, the Framework Directive, the Licensing and Authorizations Directive, the Access and Interconnection Directive, and the Universal Service and Users Rights Directive were finally adopted. Member States have fifteen months to implement them in their national legal systems following their forthcoming publication in the Official Journal of the European Communities. As it develops, EU legislation will continue to have a significant effect on our markets. This new European regulatory package must be implemented into French national law no later than July 24, 2003.

         The regulatory regime concerning Internet services in Europe is currently under development. On June 8, 2000, the EU adopted its E-Commerce Directive, which establishes rules and guidelines regarding e-commerce applicable throughout all the Member States. The Electronic Commerce Directive is intended to ensure the free movement of information society services, including electronic commerce, within the Member States of the EU according to a country of origin principle. The directive was required to be implemented within Member States by January 17, 2002. This directive regulates the legal recognition and formulation of electronic contracts, the information to be provided by service providers to consumers, and solicited and unsolicited commercial communications with consumers. The directive also contains rules on the liability of intermediary service providers for mere conduit, caching and hosting activities. In principle, intermediary service providers cannot be held liable if they only act as a mere conduit, that is, as long as they do not initiate the transmission, select the receiver of the transmission, or select or modify the information contained in the transmission. An intermediary service provider cannot be held liable for caching, provided it does not modify the information, complies with the conditions on access to and updating of information, does not interfere with the lawful use of technology to obtain data on use of the information, and acts expeditiously to remove or disable access to information upon receiving knowledge that the information has been removed or disabled at the initial source or this has been ordered by a court or administrative authority. An intermediary service provider cannot be held liable for hosting activities if it does not have actual knowledge of illegal activity or information, and, as regards claims for damages, was not aware of facts or circumstances from which illegal activity or information is apparent or acts expeditiously to remove or disable access to the information once it receives knowledge.

France

         In July 1996, France enacted legislation amending the French Code des Postes et Telecommunications, abolishing France Telecom's legal monopoly and providing for the immediate liberalization of all telecommunications activities in France, but maintaining a partial exception for the provision of voice telephony to the public on fixed wireline. Such voice telephony was fully liberalized, including carrier selection on a call-by-call basis on January 1, 1998. Carrier pre-selection was introduced on January 17, 2000. Carrier selection and carrier pre-selection were extended on January 1, 2002 to include local calls. French law allows market participants to build and operate public voice telecommunications networks or offer services following receipt of the required license. Interconnection is available as a matter of right to all licensed operators.

         Voice telephony licenses are granted by the Secretaire d'Etat a l'Industrie, the "Minister of Telecommunications," in charge of telecommunications upon recommendation of the Autorite de Regulation de Telecommunications (the "ART"), which is an independent regulatory authority. The ART has broad rule-making and adjudicatory powers and is administratively independent from the Telecommunications Ministry. Among other things, the ART has the power to approve interconnection rates of operators deemed dominant in the market place, arbitrate interconnection disputes and to exercise oversight powers and punish regulatory infringements through suspensions or revocations of licenses or through fines based on a percentage of the infringer's revenues.

         On December 13, 1998, the Minister of Telecommunications, pursuant to the ART's recommendation, awarded our French operating subsidiary a fixed wireline license and a service license for network deployment in four regions and six cities and the provision of services in four regions and six departments in France. The term of these licenses is 15 years from December 13, 1998, the date of publication of the license in the French Official Gazette (Journal Officiel de la Republique Francaise). Under French law, these licenses entitle us, among other things, to obtain rights-of-way to establish network infrastructure along public roads, to obtain easements on private property and to obtain certain rights on public domain property other than roads. On November 7, 2000, we obtained an extension of our license to operate a public telecommunications network in the city of Amiens and to provide public voice telephony services in a fifth region, Picardie. On August 29, 2002, the Minister of Telecommunications, following the ART's recommendation, awarded our French operating subsidiary a national extension to our preceding multiregional license allowing us to serve and connect our clients in all of France's counties (departements) and regions.

         On December 18, 1998, we entered into an interconnection agreement with France Telecom. France is one of the Member States that differentiates between interconnection for public telecommunications network operators and for voice telephony service providers. The published interconnection tariffs of France Telecom, which are approved annually by the ART, provide substantially more favorable interconnection terms for public telecommunications network operators than for voice telephony service providers that use the transmission facilities of third-party operators.

         As a public network operator and service provider in France and pursuant to our license, we must provide, among other things, non-discriminatory treatment of customers and we must accept reasonable requests for interconnection from other operators of networks open to the public and from voice telephony and mobile telephony providers. In addition, we are required to notify interconnection agreements to the ART and to make contributions to the universal service fund based on our volume of activity. The amounts for universal service contributions are set annually by the French Telecommunications Ministry as proposed by the ART. In addition, we are required to spend 5% of our net capital investments and property equipment expenditures in the preceding fiscal year to support research and development in France.

         Concerning access to France Telecom's copper local loops (commonly known as unbundling of the local loop), following the setting up by the ART of a working group at the beginning of 2000 to establish technical and financial conditions for experimental access to the copper local loops, and the launch of technical trials in July 2000 (we participated in a trial in Paris for one of our ISP customers), on September 13, 2000, the French government published Decree No. 2000-881 that, effective January 1, 2001, mandates full and shared access to the copper local loops of the incumbent telecommunications operator, as well as the provision of associated services, such as collocation. (The obligation of the incumbent operator to provide access to the local loops is also imposed by EC Regulation No. 2887/2000 of December 18, 2000 on unbundled access to the local loop.) While legislation is in place, actual access to the local loop is proceeding slowly due to practical and technical concerns. The ART had to intervene several times in 2001 to obtain from the incumbent operator, France Telecom, modifications to the technical and tariff conditions for local loop access as set out in France Telecom's reference offer. The modifications requested by the ART were eventually implemented by France Telecom in its reference offer of July 16, 2001.

         In 2002, the French regulator issued two decisions requiring France Telecom to offer leased lines to other operators under a more favorable interconnection framework. In the past, operators purchased leased lines under France Telecom's retail price and offering applicable to end-users. Following a complaint brought by WorldCom to force France Telecom to offer true interconnect leased lines as required by the Interconnection Directive, the ART, in its February 12, 2002 decision, ordered France Telecom to offer interconnect leased lines with a significant tariff reduction, and, at the same time, approved an interconnect leased lines offering to be included in France Telecom's interconnect offer available to all operators.

INSURANCE COVERAGE

         We have comprehensive construction, property, product and professional liability insurance covering risks relating to the construction and operation of our network sites, as is customary for similar telecommunications companies.

         We also have liability insurance for our directors and officers and loss of revenue insurance, which coverage extends to our subsidiaries. For the year ended December 31, 2002, our insurance coverage costs, including premiums and brokers' fees, totalled approximately (euro)3,059,408. The main exclusions of the policies are war and wilful acts.

TRADEMARKS AND TRADE NAMES

         We have registered "Completel" as a trademark in France, Germany, the United Kingdom and selected other Western European jurisdictions. In early 2000, we entered into a differentiation agreement with a German content and telemedia services provider, restricting us from using the name Completel in connection with the promotion of "speech, fax and data value added telecommunications services." In 2001, we were involved in a dispute regarding the scope of such limitation and were engaged in discussions to settle this matter. In 2002, the German content and telemedia services provider ceased using its brand-name and we have had no further discussions with them since then. Although, at this stage, we are not in a position to predict the outcome of any discussions that may resume, we believe that this dispute would not have a material adverse effect on our marketing activity or on our financial condition or results of operations.


C.  Organizational Structure.

         Below is a simplified organizational chart of our corporate structure as of January 1, 2003.


                             CompleTel Europe N.V.
                                (Netherlands)
                                      |
                                      |
                                     100%
                                      |
                                      |
                               CompleTel S.A.S.
                                   (France)
                                      |
                                      |
                                     100%
                                      |
                                      |
                                  Estel S.A.
                                   (France)

D.  Property, Plants and Equipment.

         Our European headquarters are located in Paris, France. We also have sales offices in each of our local markets. Our sales offices, switch and IDC sites, as well as our operations and service centers, are located in leased facilities.

     Our material properties currently under lease include our IDC sites and switch sites, as follows:

 Location                              Size (sq. meters) Lease Expiration Date
 --------                              ----------------- ---------------------

France:
  Aubervilliers/Paris                              7,970 September 2012
  Grenoble                                           637 July 2011
  Marseille                                        1,789 February 2011
  Mundolsheim                                        220 September 2007
  Nanterre/Paris                                   2,638 November 2010
  Lille                                              684 May 2011
  Lyon                                               734 October 2011
  Nantes                                             150 October 2012
  Nice                                               625 November 2011
  Toulouse                                           640 Own facilities

ITEM 5.  Operating and Financial Review and Prospects

OVERVIEW


         General

         In connection with the sale of our German and U.K. operations in May 2002 (see Note 3 to our consolidated financial statements for the year ended December 31, 2002), we report these operations' results in discontinued operations, in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Accordingly, the operating results presented in the following discussion are the operating results of our continuing operations in France; the operating results of our former German and U.K. operations are included in discontinued operations for all periods presented.

         Our Business

         We are a facilities-based operator of a technologically advanced, high-capacity, fiber optic communications infrastructure. We provide telecommunications and Internet-related services to business and government end-users, carriers and Internet service providers in targeted metropolitan areas in France. We deliver these services primarily to on-net customers directly connected to our fiber optic metropolitan area networks, or MANs. We have MANs in nine areas in France, covering the cities of: (1) Paris, (2) Lyon, (3) Marseille and Aix, (4) Lille, Roubaix and Tourcoing, (5) Grenoble,
(6) Toulouse, (7) Nice and Sophia-Antipolis, (8) Nantes and (9) Strasbourg, Colmar and Mulhouse. The construction of our MANs was completed during the last quarter of 2001. Our MANs are connected by our leased inter-city network.

         We were incorporated in December 1998. Through a series of transactions in January 1999, we became the holding company for our telecommunications business, which commenced in January 1998 when Completel LLC, our then ultimate parent, was formed.

         Our operational restructuring

         Since our inception, we have generated operating losses and negative cash flow from our operating activities. We expect to continue to experience operating losses and negative cash flows from our operations until we establish a sufficient revenue-generating customer base. While we are experiencing growth in our core retail activity in France, and believe that this trend will continue, since mid-2001, we have been affected by the general weakness in the European markets for carrier and dial-up Internet access and Internet data center services. In light of these adverse market conditions, we implemented operational reorganization and restructuring measures in order to adjust our operations to foreseeable market conditions, reducing ongoing operating expenses and capital outlays. In particular, we implemented a major downsizing of our German operations in view of the slowdown in German telecommunications markets (particularly in the carrier and ISP segments). Further, in April 2002, we decided to sell our entire German operations, which sale was completed in early May 2002 (see Note 3 to our consolidated financial statements for the year ended December 31, 2002). In addition, faced with a significant downturn in the web hosting market, linked to the collapse of the ".com" market and installed hosting overcapacity in Europe, we decided to scale down the Internet data center operations we had launched in France, Germany and the United Kingdom. In France, we integrate these activities with our retail business, while in Germany and the United Kingdom we exited these markets by selling our entire operations in these countries in May 2002.

         Having decided to concentrate our efforts solely in France, we closed our London offices and simplified our corporate headquarters structure at the end of the second quarter of 2002. In 2002, we also reduced our selling, general and administrative expenses in our corporate headquarters functions and Internet data center operations.

         Our Recapitalization

         Although our operational restructuring described above had the desired effect of reducing ongoing operating expenses and capital outlays, our funding requirements were still in excess of our capital resources. To address our funding situation, we effected our recapitalization plan (the "Recapitalization"), pursuant to a restructuring agreement (the "Restructuring Agreement ") dated May 15, 2002, as amended on July 29, 2002, which we entered into with the holders of our 14% senior discount notes due 2009 and 14% senior notes due 2010 (collectively, the "Notes ") and our principal shareholders. The Recapitalization was completed on September 17, 2002, and involved the following:

         Exchange of Senior Notes and Senior Discount Notes for Convertible Preferred B shares and Ordinary shares;

         Payment of interest due on the Senior Notes by releasing the outstanding balance in the escrow account established to provide funds for interest payment on these Senior Notes;

         A(euro)43.7 million cash investment in Convertible Preferred A and Ordinary shares; and

         The issuance of warrants to holders of Ordinary shares. 362,557 of these warrants were exercised, resulting in the issuance of 2,171 Ordinary shares for a total cash consideration of (euro)21,818.55.

         Exchange of the Notes for Convertible Preferred B shares and Ordinary shares. The outstanding Senior Notes with a carrying value of (euro)121.9 million at the date of the exchange where exchanged for 757,340 Convertible Preferred B shares, with a deemed value of (euro)50.7 million and 757,340 Ordinary shares with a fair value of (euro)7.5 million, resulting in a gain of
(euro)63.5 million. The outstanding Senior Discount Notes with a carrying value of (euro)100.7 million at the date of the exchange where exchanged for 702,692 Convertible Preferred B shares, with a deemed value of (euro)47.1 million and 702,692 Ordinary shares with a fair value of (euro)7.1 million, resulting in a gain of (euro)46.5 million. The Convertible Preferred B shares and Ordinary shares together represent issued in these exchanges represent approximately 39% of CompleTel Europe's share capital outstanding (excluding the C shares described below). The deemed value of the Convertible Preferred B shares issued in exchange for our Notes was determined as the sum of their redemption value and the dividends payable through the date of redemption under the term of of the agreements, in accordance with the provision of Statement of Financial Accounting Standards ("SFAS") N(degree)15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings", under which this exchange was effectively considered to be a modification of the terms of the Notes. Net of expenses relating to this exchange amounting to (euro)2.7 million and the write off of deferred financing cost relating to the Notes of
(euro)7.0 million, the total gain recognized on this exchange amounted to
(euro)100.5 million.

         Payment of interest due on the Senior Notes. We sold certain securities held in escrow to meet future interest payment obligations under the Senior Notes and distributed the proceeds of (euro)16.8 to the Note holders. Since the interest payable on the Notes only amounted to (euro)7.3 million, we recognized a loss of (euro)9.4 million, which is recorded as part of the Recapitalization gain. Certain Noteholders used (euro)9.9million of the cash received to reinvest in the Company as described below.

         A (euro)43.7 million cash investment in Convertible Preferred A and Ordinary Shares. The Recapitalization included an investment of an aggregate of :

         (euro)30.0 million by Meritage Private Equity Funds ("Meritage") and DeGeorge Telcom Holdings ("DeGeorge Telcom"), two of our principal shareholders, in return for the issuance of 1,492,537 Convertible Preferred A shares and 1,492,537 Ordinary shares. Meritage and DeGeorge Telcom were also issued, on a pro rata basis, a total of 1,217,719 C shares that will cause them to hold the same number of shares for voting purposes as the former holders of the Notes. In order to limit the effect of the C shares strictly to the allocation of voting power, the C shares are structured in a way that effectively gives them only nominal economic value.

         (euro)9.9million made by certain of the holders of the Senior Notes from the proceeds of the payment of interest to these Senior Note holders as described above, in return for the issuance of 490,400 Convertible Preferred A shares, 32,538 Convertible Preferred B shares and 522,938 Ordinary shares.

         (euro)2.9million invested by an institutional investor made in return for the issuance of 143,400 Convertible Preferred A shares and Ordinary shares.

         (euro)0.9million invested by several members of the Company's management and senior employees in return for 46,700 Convertible Preferred A shares and 46,700 Ordinary shares.

         The Company used a relative fair value method for establishing the initial carrying value of the shares issued in return for the cash investment of (euro)43.7 million. Accordingly, of the aggregate cash investment, an amount of (euro)26.3 million was ascribed to Convertible Preferred A shares,
(euro)0.3 million to Convertible Preferred B shares, (euro)17.0 million to Ordinary shares and (euro)0.1 million to C shares.

         The issuance of warrants to holders of Ordinary Shares. The Restructuring Agreement also contemplates that up to an additional (euro)3.3 million may be invested in the form of the exercise of warrants for Ordinary shares. These warrants were issued on September 12, 2002 to the Company's then existing shareholders and will be exercisable between December 15, 2002 and the fifteenth day following the publication of the Company's 2002 financial statements. In the event that warrants expire unexercised, the Company has undertaken to make the Ordinary shares underlying those warrants available for subscription by the holders of its Convertible Preferred A shares and Convertible Preferred B Shares. The Company has received a commitment from Deutsche Bank AG to take up approximately 51% of these subscription rights, if they are offered. As of April 11, 2003, 362,557 warrants have been exercised, resulting in the issuance of 2,171 Ordinary shares, for total cash consideration of (euro)21,818.55. In compliance with its commitment obligations, Deutsche Bank, on April 10, 2003, subscribed for 168,545 ordinary shares, for total cash consideration of (euro)1,693,877.25

         Effect on financial condition. As part of the Recapitalization, all of our outstanding Notes were converted into Convertible Preferred B and Ordinary shares. In addition, we raised a total of (euro)43.7 million in cash through investment in our Convertible Preferred A and Ordinary shares. We believe that, as a result of the completion of the Recapitalization and the cash saving effect of our operational restructuring, our cash balances, together with the anticipated cash flow from our operations, will be sufficient to fund our operations until we achieve a level of cash flows from operations that is sufficient to fund our capital expenditure needs.

         Our funding needs, primarily relating to capital expenditures, are expected to further decrease, as a result of the completion of the buildout of our MAN's during 2001 and our current focus on network development to connect new customers to our existing MAN's, which involves lower expenses in comparison to deployment of new MAN's.

REVENUE AND EXPENSES

         Revenue

         Our revenue consists of revenue from two principal categories of service offerings, as follows:

         Retail Services

         We generate revenue from the voice, data and Internet services we provide primarily to our directly connected retail customers. We expect revenue from retail services to represent an increasing percentage of our total revenue.

         Voice services. We derive substantially all our voice revenue from the switched voice communications services we provide to customers directly connected to our networks through our owned fiber and leased lines. A small portion of our voice revenue is derived, however, from off-net sites of customers who are otherwise connected to our network, or from customers awaiting completion of their connection to our network. Voice revenue is based primarily on traffic minutes billed and, to a lesser extent, on monthly fixed access charges.

         Data and Internet services. We derive revenue from the local dedicated access and private line services we provide customers for data connections over our MANs. This revenue is based primarily on transmission capacity provided on intra-city dedicated access, inter-city dedicated access, or IP VPN services. We also derive revenue by providing high-capacity Internet protocol-based services and interconnection between local area networks in each of the cities in which our MANs operate. Lastly, we derive a small portion of our revenue from the web hosting, Internet access and other value-added Internet services we provide at our Internet data centers. We also offer web site creation and maintenance services as well as miscellaneous dial-up services to certain of our Internet data centers' customers.

WHOLESALE SERVICES

         We derive revenue by providing transmission capacity to other carriers, as well as dial-up Internet access to our Internet service provider customers.

         Carrier and termination services. We derive revenue from the services we provide to other telecommunications service providers that require local connection to their end-customers, transmission capacity to support gaps in their networks, need additional capacity, require alternate routing, or do not have their own transmission facilities. We also terminate traffic for other operators. We expect this revenue, which is based primarily on transmission capacity provided and traffic minutes terminated, to represent a decreasing portion of our total revenue.

         Internet dial-up. We also derive revenue from dial-up Internet access to our ISP customers delivering the traffic. This revenue is based primarily on switched traffic minutes. This traffic is highly volatile and may decrease in the future. We otherwise expect our Internet dial-up services revenue to represent a decreasing proportion of our total revenue, as our revenue from our retail services increases.

Customers

         Our three, five and ten largest customers generated approximately 12%, 17% and 23% of our revenue, respectively, for the year ended December 31, 2002. These customers include Cable & Wireless, which generated slightly over 7% of our total revenue for the year. For the year ended December 31, 2001, our three, five and ten largest customers in France generated approximately 19%, 22% and 29%, respectively, of our revenue, including Cable & Wireless, which generated slightly over 7% of our total revenue for the year.

Operating expenses

         Our primary operating expenses consist of:

         network costs,

         selling, general and administrative expenses,

         non-cash compensation charges,

         depreciation and amortization expenses, and

         restructuring, impairment and other charges.

         Network costs

         Our network costs include variable costs, which are directly related to revenue generated from a customer, such as traffic termination and traffic collection costs directly related to voice minutes invoiced, mostly to the incumbent operator. Other significant variable costs are Internet access capacity purchased on a wholesale basis and resold to our retail customers.

         In addition to these variable costs, we incur:

         1. internal labor and contractual maintenance costs related to plant maintenance, network transmission equipment maintenance, and, to a lesser extent, customer transmission equipment maintenance;

         2. rental, on a short-term basis, of interconnection capacity, primarily from the incumbent operator;

         3. cost of bandwidth capacity to interconnect our MANs under operating leases;

         4. rights of ways on public or private property in selected areas crossed by our networks. We also lease dark fiber or conduits on a limited basis to establish and augment our MANs in certain markets;

         5. rental and maintenance of technical facilities such as switch centers, hubs, nodes, and Internet data centers; and

         6. lease of private lines, mostly from the incumbent operator, or DSL or WLL links, to connect customer sites, where, due to the remoteness of these sites, it is not cost efficient to directly connect them to our network.

         To date, we have been able to deploy our networks faster than we initially anticipated in our business plans. As a result, we have experienced relatively high incremental network costs related to network deployment and network completion. We anticipate that, as we continue to expand our customer base and generate revenue from our completed network, our network costs will decrease as a percentage of revenue.

         Selling, general and administrative expenses

         Our selling, general and administrative expenses include costs relating to our sales and marketing department, customer care, billing, corporate administration, salaries and other personnel costs, as well as legal and consultant fees. We expect that selling, general and administrative expenses are likely to continue to decline as a proportion of our total revenue.

         We have a large, locally-based, direct sales force in our local and regional markets, and a national account team to service multiple location customers and key accounts. At December 31, 2002, we had 456 employees, compared to 550 employees at December 31, 2001.

         Allocated costs from an affiliate

         Prior to January 1, 2002, we recorded as "allocated costs from an affiliate" amounts we paid CableTel Management, Inc. (then, a wholly-owned subsidiary of Completel LLC) to reimburse expenses incurred by CableTel Management, Inc. in the performance of certain ordinary and necessary general and administrative services for us and our operating subsidiaries. Beginning October 1, 2000, a significant portion of the expenses that were previously incurred on our behalf by CableTel Management, Inc. (representing primarily salaries to some of our European headquarter employees) are now incurred by Completel Headquarters Europe S.A.S, our wholly owned subsidiary, and accounted for as selling, general and administrative costs. Furthermore, in early 2002, we completed the acquisition of CableTel Management, Inc. from Completel LLC. Accordingly, effective January 1, 2002, all the expenses incurred by CableTel Management, Inc. are accounted for as selling, general and administrative costs.

         Non-cash compensation charges

         We incur stock-based compensation expense under our fixed stock option plan based on the deferred compensation recorded on the date of grant. In addition, some of our employees have purchased common units of Completel LLC, our former ultimate parent, for which Completel LLC incurs non-cash compensation charges. We record such non-cash compensation charges as a deemed capital contribution with an offsetting entry to deferred compensation. Deferred compensation is amortized to expense over the vesting period of the common units. The non-cash compensation charges are attributable to employees whose salary and benefits were otherwise classified as selling, general and administrative expenses.

         Depreciation and amortization expense

         We record depreciation and amortization expense for our property and equipment, including network equipment, office furniture and equipment, computer equipment and software, leasehold improvements and other properties. Assets are stated at cost and are depreciated when ready for their intended use on a straight-line basis over their estimated useful lives. Network equipment is depreciated on a straight-line basis over an estimated useful life of three to eight years. Our Network plant is depreciated on a straight-line basis over an estimated useful life of fifteen to twenty years.

         Other income and expense

         Other income includes interest income on our cash balances.

         Interest expense recorded reflects interest on our 14% senior notes that were due 2010, the accretion of our 14% senior discount notes that were due 2009, and the amortization of deferred financing costs. In connection with the elimination of the indebtedness under these notes as part of our Recapitalization, we ceased incurring interest expense on these notes. We charged the remaining balance of the deferred financing costs related to the Notes against the gain recorded on the exchange of the Notes for shares.

         We capitalized a portion of our interest costs as part of the construction cost of our networks, in accordance with Statement of Financial Accounting Standards No. 34 "Capitalization of Interest Costs." Starting January 1, 2002, we ceased capitalizing interest as a result of our completion of the construction of our MANs.

         Foreign exchange loss and other expense

         Our revenue, operating expenses, capital expenditures, assets and liabilities are, for the most part, denominated in euro, which became our functional and reporting currency effective January 1, 2000. We invest all excess cash in euro-denominated accounts. Prior to the completion of our Recapitalization on September 17, 2002, we were exposed to changes in currency exchange rates due to our U.S. dollar denominated senior discount notes. As part of our Recapitalization, these notes were exchanged into Ordinary shares and Convertible Preferred B shares. We believe that our current exposure to exchange rate risks is immaterial.

         Discontinued operations

         In May 2002, we disposed of our German and U.K. operations in their entirety. We have accounted for these transactions in accordance with SFAS No.
144. Accordingly, discontinued operations include the operating results of our former German and U.K. operations for all periods presented.


Operating Results

Year ended December 31, 2002 compared to year ended December 31, 2001

         Our revenue for the year ended December 31, 2002 totalled (euro)97.8 million, compared to (euro)75.9 million for the year ended December 31, 2001. The increase in revenues is due to

         (i) additional customers connected to our network;

         (ii) incremental services provided to existing customers; and

         (iii) the provision of traffic termination services and datalinks to carriers.

         The following table summarizes our revenue by category of service offering (in thousands):

                              Year ended December         Year ended December
                                    31, 2002                    31, 2001
Revenue Category
Retail                           (euro) 54,526               (euro) 27,722
Voice....................
Retail Data and                        17,448                      11,829
Internet.................
      Total retail.......              71,974                      39,551
Carrier..................              13,749                      10,224
ISP......................              12,050                      26,164
                                -------------               --------------
Total....................       (euro) 97,773               (euro) 75,939
                                =============               ==============

         Retail revenue increased by 82% for the year ended December 31, 2002, totalling (euro)72 million, as compared to (euro)39.6 million for the comparable period in 2001. Our strong retail growth is a result of our strategy of targeting both private business and public entities. Retail revenue accounted for 73.6% of total revenue for the year ended December 31, 2002 compared to 52% for the year ended December 31, 2001, significantly reducing our exposure to the volatile ISP market and weaker carrier market. The carrier and the ISP dial up business are becoming smaller as a percentage of our total revenue as we continue to focus on our core retail activity.

OPERATING EXPENSES

         Network costs

         Our network costs for the year ended December 31, 2002 decreased to
(euro)62.8 million from (euro)66.1 million for the previous financial year. This decrease resulted from:

         (i) the shift of product-mix towards bandwith and internet, resulting in a lower proportion of variable traffic termination and traffic collection costs in our total network costs;

         (ii)  the rationalization of our interconnection structure;

         (iii) the restructuring of our long distance leased network; and

         (iv) the renegotiation of maintenance contracts.

         Going forward, we believe that our network costs will continue to decrease as a percentage of revenue.

         Gross Margin

         Gross margin constitutes the difference between revenue and network costs, divided by revenue. For the year ended December 31, 2002, our gross margin was 35.8%, compared to 12.9% for the corresponding period in 2001. This improvement is primarily the result of (1) our continued focus on higher margin products, (2) improved network cost efficiency as a result of increase in traffic carried on our network and (3) the reduction in average customer fixed network costs due to an increase in the total number of on-network customers. We expect our gross margin to continue to improve as additional customers are added, network utilization improves with increased on-network traffic and customers continue to move towards higher margin products and services.

         Selling, general and administrative expenses

         For the year ended December 31, 2002, our selling, general and administrative expenses totalled (euro)53.9 million, compared to (euro)61.9 million for the year ended December 31, 2001. The decrease in selling, general and administrative expenses resulted from:

         (i) our operational restructuring and the integration of our Internet data center operations with our retail business; and

         (ii) the closing of our London offices and the simplification of our corporate headquarters structure.

         Our selling, general and administrative expenses represented 55% of our total revenue for year ended December 31, 2002, compared to 81% for the year ended December 31, 2001. We expect our selling, general and administrative expenses as a percentage of our total revenue to continue to decrease in future periods, as our revenue increases.

         Non-cash compensation charges

         We incurred non-cash stock-based compensation expense of (euro)6.1 million under our fixed stock option plan for the year ended December 31, 2002. This amount was based on deferred compensation at the date of grant totalling (euro)25.1 million. We also recorded a compensation credit of
(euro)2.2 million, based on the closing price per share on December 31, 2002 related to our performance vesting and time vesting shares. The non-cash compensation charges are attributable to employees whose salary and benefits were otherwise classified within selling, general and administrative expenses. Our performance and time vesting shares have been fully amortized as of December 31, 2002.

         Depreciation and amortization

         Depreciation and amortization increased to (euro)30.8 million for the year ended December 31, 2002, compared to (euro)28.5 million for the year ended December 31, 2001. The majority of these increases resulted from incremental depreciation on assets brought into service at the end of 2001, when we completed our MANs. We expect our depreciation & amortization to increase in the future, as we continue to add equipment to our network.

         Restructuring, impairment and other charges

         In connection with our restructuring efforts during 2002, we recognized approximately (euro)13.6 million in restructuring, impairment and other charges in our continuing operations for the year ended December 31, 2002.

         These charges consist of the following (in millions):

                                                                   2002
Restructuring Charges.................................             7.8
Impairment of goodwill................................             5.8
                                                             ----------
Total.................................................      (euro)13.6


         Impairment charges

         In connection with our annual impairment test of goodwill in December 2002, we impaired our entire balance of goodwill which had a carrying value of
(euro)5.8 million.

         Restructuring charges

         Our restructuring charges relate primarily to severance costs associated with:

         (i) the reductions in the size of our workforce in France;

         (ii) the closing of our headquarters in the United Kingdom, and the reduction of our headquarters functions in France;

         (iii) charges incurred as a result of lease terminations of long distance lines and the renegotiation of interconnection agreements in connection with the restructuring of our operations in France; and

         (iv) legal and consulting charges incurred in conjunction with our operational restructuring and our Recapitalization.

         For the year ended December 31, 2002, we have incurred the following restructuring charges (in thousands):


                                            Summary of Restructuring Charges
                                          as of the year ended December 31, 2002

                                                                                 Europe HQ
                                      France(4)       Germany(5)     UK(5)       and other            Total
                                      ---------       ----------     -----       ---------            -----
Severance (1)...................      (euro) 4,187            -          -      (euro) 1,700   (euro) 5,887
Facilities and Network (2)......               335            -          -                 -            335
Other (3).......................               137            -          -             1,484          1,621
TOTAL...........................      (euro) 4,659            -          -      (euro) 3,184   (euro) 7,843


_______________________________


     (1) Severance charges relate to estimated termination salaries and benefits in connection with the termination of employees, related outplacement fees and other related benefits.
     (2) Facilities and network charges relate to costs to terminate or renegotiate facilities and equipment leases and interconnection agreements.
     (3) Other charges primarily relate to legal and consulting costs incurred in connection with our operational restructuring and the Recapitalization.
     (4) Restructuring charges for the Company's continuing operations are reflected in Restructuring, Impairment, and Other Charges.
     (5) Restructuring charges for the Company's former operations in Germany and the United Kingdom are reflected in loss from discontinued operations (see Note 3). As of December 31, 2001,
           (euro)3,134,000 was accrued. During 2002, these amounts were paid in full.

         For a description of the number of employees terminated in connection with the Restructuring, see Note 12 to the consolidated financial statements included in Item 18 of this Annual Report, which is incorporated herein by reference.

Other income and expense

         We recorded interest income of (euro)2.3 million during the year ended December 31, 2002, compared to (euro)12.7 million for the previous financial year. These decreases are the result of lower cash and cash equivalents balances prior to the completion of the Recapitalization on September 17, 2002.

         We incurred interest expense of (euro)22.9 million during the year ended December 31, 2002, compared to interest expense for the year ended December 31, 2001 of (euro)29.5 million, net of capitalized interest expense of (euro)14.2 million. We ceased capitalizing interest as of January 1, 2002 when our MANs were completed. The interest expense recorded reflects interest on our Senior Notes that were due 2010, the accretion of our Senior Discount Notes that were due 2009 and the amortization of deferred financing costs. As a result of the exchange of these notes for Ordinary and Convertible Preferred B shares as part of our Recapitalization, we expect future interest expense to be immaterial.

Foreign exchange gain (loss) and other income expense

         For the year ended December 31, 2002, we recorded foreign exchange gain and other income of (euro)9.1 million, compared to a loss of (euro)8.2 million in the corresponding period in 2001. The foreign exchange gain (loss) and other income (expenses) in the years ended December 31, 2002 and 2001 resulted primarily from unrealized foreign exchange gains and losses related to our dollar-denominated senior discount notes due 2009. These notes were exchanged for Ordinary and Convertible Preferred B shares as part of our Recapitalization. We expect future foreign exchange results to be immaterial as a result of our limited exposure to foreign currencies.

Gain on exchange of notes for shares

         In connection with the Recapitalization, we recorded a gain of
(euro)91.1 million on the exchange of our 14% Senior Notes due 2010 and 14% Senior Discount Notes due 2009 for our Ordinary and Convertible Preferred B shares. The gain represents the difference between the carrying value of the debt less the fair market value of the Ordinary shares and the total cash payments payable on the Convertible Preferred B shares. Additionally, we charged against this gain certain direct expenses incurred to effect the exchange of our Notes for shares.

Net income (loss) from continuing operations

         Our net income from continuing operations for the year ended December 31, 2002 was (euro)12.4 million, compared to a net loss from continuing operations of approximately (euro)73.6 million for the year ended December 31, 2001. These changes resulted primarily from the gain on the exchange of our Notes for Ordinary and Convertible Preferred B shares, as described above, as well as from the reduction of our Operating Loss.

Segment information

         Historically, management has evaluated our development efforts and results according to the geographic location of our markets in France, Germany and the UK. As discussed in Note 3 to our consolidated financial statements, we sold and discontinued our operations in Germany and the United Kingdom in May 2002. Having decided to concentrate our efforts solely in France, we closed our London offices and simplified our corporate headquarters structure at the end of the second quarter of 2002. Consequently, our French operations constitute our sole operating segment. Except for revenues, we do not retain discrete financial information for retail, ISP and carrier customers, as we do not allocate the costs or the fixed assets infrastructure to the services provided through the same network and interconnection structure.

Year ended December 31, 2001 compared to year ended December 31, 2000

         Revenue

         Revenue for the year ended December 31, 2001 increased to (euro)75.9 million, compared to (euro)23.0 million for the year ended December 31, 2000. We attribute these increases in revenue to our overall growth resulting from the continued implementation of our business plan and the rapid deployment of our networks. Specifically, the increase resulted from the steady growth of our customer base to 946 customers as of December 31, 2001, an increase in traffic over our networks, which totalled 2.9 billion minutes in 2001, and a heightened demand for services from existing customers.

         For the year ended December 31, 2001, revenue from retail services, including revenue from Internet data centers, web hosting and other Internet-related services, totalled (euro)39.6 million (or 52% of our total revenue); and revenue from wholesale services totalled (euro)36.3 million (or 48% of our total revenue). For the year ended December 31, 2000, revenue from retail services, including revenue from Internet data centers, web hosting and other Internet-related services totalled (euro)11.3 million (49% of total revenue), and revenue from wholesale services totalled (euro)11.7 million (51% of total revenue).

Operating expenses

         Network costs

         Our network costs for the year ended December 31, 2001 increased to approximately (euro)66.1 million, from (euro)23.2 million for the year ended December 31, 2000. This increase resulted primarily from the continued deployment of our networks and the associated costs of establishing interconnection and leasing arrangements. The increase also resulted from increased customer traffic, which resulted in higher interconnection payments, primarily to France Telecom.

         Selling, general and administrative expenses

         For the year ended December 31, 2001, selling, general and administrative expenses totalled approximately (euro)61.9 million, compared to approximately (euro)49.8 million for the year ended December 31, 2000. This increase primarily resulted from the growth in the number of personnel and the expenses related to wages and salaries in the first three quarters of 2001. The increase in selling, general and administrative expenses is also attributable to an increase from (euro)0.7 million to (euro)1.5 million in our provision for doubtful receivables primarily relating to trade receivables attributable to ISP and carrier customers. During the year ended December 31, 2001, several of our ISP and carrier customers entered into bankruptcy proceedings or faced financial difficulties resulting in receivables from these customers being outstanding for more than 90 days. Accordingly, we recognized a provision for these customers in accordance with our accounts receivable allowance policy. In response to this problem, we have expanded the credit and business checks we perform on new customers in order to minimize collection risk.

         Selling, general and administrative expenses for the year ended December 31, 2001 also include an expense of approximately (euro)1.7 million associated with our repayment of loans made by a commercial bank to certain senior employees and an expense of approximately (euro)1.4 million associated with an incentive bonus (structured as a forgivable loan) granted to our former Chief Executive Officer, Timothy Samples. These expenses are described more fully in Note 4 to our consolidated financial statements (Related Party Transactions).

         As a percentage of our total revenue, selling, general and administrative expenses represented 81% of our total revenue for the year ended December 31, 2001, compared to 217% for the year ended December 31, 2000. We expect our selling, general and administrative expenses as a percentage of our total revenue to continue to decrease in future periods, as our revenue increases and our restructuring and other cost saving measures continue to take effect.

         Allocated costs from an affiliate

         For the year ended December 31, 2001, we recorded approximately
(euro)5.4 million of allocated costs from an affiliate, compared with approximately (euro)12.1 million for the year ended December 31, 2000. This decrease is the direct result of reduced personnel, legal and accounting costs allocated from CableTel Management, Inc.

         Non-cash compensation charges

         We incurred non-cash stock-based compensation expense of approximately (euro)6.6 million under our fixed stock option plan for the year ended December 31, 2001. This amount was based on deferred compensation at the date of grant totalling approximately (euro)25.1 million. Additionally, we recorded a compensation credit of approximately (euro)3.8 million, based on the closing price per share on December 31, 2001 related to our performance vesting and time vesting shares. The non-cash compensation charges are attributable to employees whose salary and benefits were otherwise classified within selling, general and administrative expenses.

         Depreciation and amortization

         Depreciation and amortization increased to approximately (euro)28.5 million for the year ended December 31, 2001, from approximately (euro)14.5 million for the year ended December 31, 2000. The majority of this increase resulted from the build-out of our MANs.

         Restructuring, impairment and other charges

         In connection with our restructuring efforts during the second half of 2001, we recognized approximately (euro)164.5 million in restructuring and impairment charges. As discussed below, the impairment charge and the restructuring charges that relate to our former operations in Germany and the United Kingdom are reported in discontinued operations in our consolidated statement of operations (see Note 3, Discontinued Operations, to our consolidated financial statements).

         These charges consist of the following (in millions):

Write-down of German and United Kingdom assets.............   (euro)142.7
Write-down of materials and supplies.......................           6.0
Restructuring charges(1)...................................          15.8
Total......................................................   (euro)164.5

         ______________________________________


         (1) Includes (euro)6.0 million of restructuring charges recognized by our holding company, Completel Europe N.V. and our French operations and reflected in loss from continuing operations in our consolidated statements of operations.

         Impairment charges

         In light of adverse market conditions and our efforts to reduce our ongoing operating expenses and capital outlays, in the fourth quarter of 2001 we decided to significantly scale-back our operations in Germany and exit the market in the United Kingdom. As a result of this decision, and in light of the adverse conditions in these markets, we determined, in accordance with our policy relating to recoverability of long-lived assets, that we were unlikely to recover our investment in these assets (whether by utilizing these assets in our business or through disposition) and thus, that the values of our German and U.K. assets (consisting of network property and equipment, including switches, network plant, customer access equipment and operational support systems) were impaired as of December 31, 2001. Accordingly, we recorded total charges of (euro)142.7 million to write-down the carrying values of these assets to their estimated fair market values using a discounted cash flow approach. These charges are reflected in loss from discontinued operations in our consolidated statements of operations.

         In addition, as a result of our decision to significantly scale-back our operations in Germany, we had materials and supplies in excess of what we needed in order to complete construction of our networks under our revised business plan. Accordingly, we revalued these excess materials and supplies, resulting in the write-down of all these excess materials and supplies to the lower of cost or market value, as of December 31, 2001.

         Restructuring charges

         Our restructuring charges relate primarily to severance costs associated with the reductions in the size of our workforce in France, Germany and the United Kingdom and charges incurred as a result of lease terminations and the renegotiation of interconnection agreements in connection with our decision to significantly scale back our operations in Germany and to exit the market in the United Kingdom.

         Our restructuring charges can be detailed as follows (in thousands):


                                                                                        Europe HQ
                                                                                           and
                                        France         Germany(5)         UK(5)           other            Total
                                       --------      -----------       ---------        ---------      ----------
Severance (1)                       (euro)1,151      (euro)2,399       (euro)527        (euro)603     (euro)4,680
Facilities and Network (2)                1,558            5,194             992                -           7,744
Other (3)                                    43              578              50            2,694           3,365
                                       --------      -----------       ---------        ---------      ----------
                                          2,752            8,171           1,569            3,297          15,789
Paid during 2001                          1,025            2,251             546            2,228           6,050
                                       --------      -----------       ---------        ---------      ----------
Accrual balance,
 December 31, 2001(4)               (euro)1,727      (euro)5,920     (euro)1,023      (euro)1,069     (euro)9,739
                                    ===========      ===========      ==========      ===========     ===========

_______________________________

     (1) Severance charges relate to estimated termination salaries and benefits in connection with the termination of employees, related outplacement fees and other related benefits.

     (2) Facilities and network charges relate to costs to terminate or renegotiate facilities and equipment leases and interconnection agreements.

     (3) Other charges primarily relate to legal and consulting costs incurred in connection with the Company's operational restructuring and recapitalization.

     (4)   Outstanding accruals were paid in full in 2002.

     (5) Restructuring charges for our former operations in Germany and the United Kingdom are included in discontinued operations (see Note 3 to our consolidated financial statements).

         For a description of the number of employees terminated in connection with the restructuring, see Note 12 to the consolidated financial statements included in Item 18 of this Annual Report, which is incorporated herein by reference.


Other income and expense

         We recorded interest income of approximately (euro)12.7 million during the year ended December 31, 2001, compared to (euro)22.2 million for the year ended December 31, 2000. This decrease is the direct result of lower cash and cash equivalents balances in 2001 compared to 2000.

         We incurred interest expense, net of approximately (euro)14.2 million of capitalized interest expense, of approximately (euro)29.5 million during the year ended December 31, 2001. For the year ended December 31, 2000, interest expense totalled approximately (euro)29.0 million, net of capitalized interest expense of approximately (euro)10.1 million. The interest expense recorded reflects interest on our senior notes due 2010, the accretion of our senior discount notes due 2009 and the amortization of deferred financing costs.

Foreign exchange gain (loss) and other income (expense)

         For the year ended December 31, 2001, we recorded foreign exchange loss and other expenses of (euro)8.2 million, compared to (euro)18.8 million in foreign exchange loss and other expenses in the year ended December 31, 2000. The foreign exchange loss and other expenses in the year ended December 31, 2001 resulted primarily from an unrealized foreign exchange loss related to our dollar-denominated senior discount notes due 2009. The foreign exchange loss in 2000 is attributable primarily to the requirement that we invest the cash we raised in our debt and equity offerings in U.S. treasury bills, pending receipt of an exemption from regulations under the Investment Company Act of 1940. We received that exemption in August 2000.

Loss from discontinued operations

         For the year ended December 31, 2001, we recorded a loss of
(euro)225.4 million from discontinued operations, reflecting write-down of the carrying values of our Germany and U.K. assets in connection with our decision, in the fourth quarter of 2001, to significantly scale-back our operations in Germany and exit the market in the United Kingdom. We sold our German operations on May 10, 2002 and our U.K. operations on May 15, 2002.

Gain on Early Extinguishment of Debt

         As a result of our repurchases during the second half of 2001 of
(euro)78.1 million face amount of our 14% senior notes due 2010, we recorded a gain on early extinguishment of debt totalling (euro)46.2 million. In addition, the gain reflects a (euro)6.0 million write-off of deferred financing costs. On September 17, 2002, the Company adopted SFAS 145 which resulted in a reclassification of previously recognized gain on early extinguishment of debt from extraordinary item to other income and expense in the consolidated statements of operations.

Segment information

         General

         In May 2002, we disposed of our German and U.K. operations in their entirety. In accordance with SFAS 144, the results of these disposed operations are reported in our consolidated financial statements in discontinued operations (see Note 3 to our consolidated financial statements).

         France

         As further described above, in France, we had revenue of approximately (euro)75.9 million for the year ended December 31, 2001, compared to approximately (euro)23.0 million for 2000.

         Operating expenses, excluding non-cash compensation charges and restructuring, impairment and other charges, in France totalled approximately
(euro)109.4 million for the year ended December 31, 2001, compared to approximately (euro)77.8 million for 2000. This increase is primarily a result of increased network costs associated with the growth in our connected customer base and an increase in French employees to 467 at December 31, 2001, from 433 as of December 31, 2000. Additionally, depreciation and amortization in France increased as a result of the build-out of our MANs in France.

Statements of Cash Flows

Year ended December 31, 2002 compared to year ended December 31, 2001

         We had cash and cash equivalents of approximately (euro)60.2 million as of December 31, 2002, a decrease of 26.2 % from approximately (euro)81.6 million as of December 31, 2001. The decrease is a result of the cash outflows from our operations, was partially offset by the equity increase effected through the Recapitalization, as set forth below.

         Details of the change in cash and cash equivalents are set forth in the table below (in thousands).


                                                                            Year ended December 31,

                                                                                 2002            2001
                                                                                 ----            ----

Cash flows from continuing operating activities......................   (euro)(44,246)  (euro)(67,191)
Cash flows from discontinuing operating activities...................            2,938        (52,625)
Cash flows from investing activities.................................         (23,338)       (130,050)
Cash flows from financing activities.................................           43,679        (29,679)
Effect of exchange rates on cash.....................................            (465)           (540)
Net decrease in cash and cash equivalents............................         (21,432)       (280,085)
Cash and cash equivalents at beginning of period.....................           81,613         361,698
Cash and cash equivalents at end of period...........................     (euro)60,181    (euro)81,613


Cash flows from operating activities

         During the year ended December 31, 2002, we used approximately
(euro)41.3 million in continuing and discontinuing operating activities, a decrease of 65.5% from the approximately (euro)119.8 million used in continued and discontinued operating activities for the year ended December 31, 2001. This decrease in cash used for operating activities was primarily the result of the sale of our discontinued operations, and, to a lesser extent, the increase in revenue and to the operating cost savings resulting from our restructuring efforts.

Cash flows from investing activities

         We used approximately (euro)23.3 million in investing activities during the year ended December 31, 2002, compared to approximately (euro)130 million for the year ended December 31, 2001. The decrease was primarily due to lower capital expenditures as we completed the buildout of our MANs at the end of 2001 and concentrated on customer connections.

Cash flows from financing activities

         We received proceeds from our Recapitalization of approximately
(euro)43.7 million during the year ended December 31, 2002. In comparison, we used (euro)29.7 million of cash in financing activities during the year ended December 31, 2001.

Year ended December 31, 2001 compared to year ended December 31, 2000

         We had cash and cash equivalents of approximately (euro)81.6 million as of December 31, 2001, a decrease of (euro)280.1 from approximately
(euro)361.7 million as of December 31, 2000. Additionally, as of December 31, 2001, we had approximately (euro)24.8 million of restricted investments placed in escrow for debt service.

         Details of the change in cash and cash equivalents since inception are set forth in the table below.


                                                                                Year Ended December 31,
                                                                                2001              2000
                                                                                ----              ----
                                                                                 (euro, in thousands)

Cash flows from continuing operations................................         (67,191)          (50,817)
Cash flows from discontinued operations..............................         (52,625)          (20,325)
                                                                             ---------         ---------
Net cash flows from operating activities.............................        (119,816)          (71,142)
Cash flows from investing activities.................................        (130,050)         (299,940)
Cash flows from financing activities.................................         (29,679)           678,762
Effect of exchange rates on cash.....................................            (540)           (3,097)
                                                                             ---------         ---------
Net increase (decrease) in cash and cash equivalents.................        (280,085)           304,583
Cash and cash equivalents at beginning of period.....................          361,698            57,115
                                                                             ---------         ---------
Cash and cash equivalents at end of period...........................     (euro)81,613     (euro)361,698
                                                                           ===========      ============


         Cash flows from continuing operating activities

         During the year ended December 31, 2001, we used approximately
(euro)119.8 million in continuing and discontinuing operating activities, a
(euro)48.7 million increase from the approximately (euro)71.1 million used in continuing and discontinuing operating activities for the year ended December 31, 2000. This increase in cash used for operating activities was primarily related to the significant growth of our customer base and the associated increased selling, general and marketing costs, an increase in network costs and additional capital expenditures resulting from planned network expansion.

         Cash flows from investing activities

         We used approximately (euro)130.1 million in investing activities during the year ended December 31, 2001, compared to using approximately
(euro)299.9 million for the year ended December 31, 2000. The decrease was primarily due to proceeds from the issue of our senior note being placed in escrow in 2000, and lower capital expenditure as we completed the build out of our MANs.

         Cash flows from financing activities

         We used approximately (euro)29.7 million of cash for financing activities during the year ended December 31, 2001, compared to (euro)678.8 million of cash flows provided by financing activities for the year ended December 31, 2000. The change was due primarily to the net proceeds from our IPO being reflected in 2000 and approximately (euro)28.9 million used to repurchase a portion of our outstanding senior notes due 2010 in 2001.

Liquidity and Capital Resources

         The telecommunications business is capital intensive. We have used and will continue to need large amounts of capital to fund capital expenditures, working capital, and operating losses. As of December 31, 2002, we had (euro)60.2 million of unrestricted cash and cash equivalents. We believe that our cash balances, together with the anticipated cash flow from our operations, will be sufficient to fully fund our operations until we achieve a level of cash flows from operations that is sufficient to fund our capital expenditure needs.

         The following table presents our contractual obligations and commercial commitments for the periods indicated, as of December 31, 2002:


                                                               Payments due by period
                                                               (in thousands of euro)
       Description                        -----------------------------------------------------------------
      of obligation                                               Less than                      More than
      or commitment                            Total              1 year         1-3 years       5 years
-----------------------------                  -----              ------         ---------       --------
Operating leases                              (euro)1,874         (euro)833      (euro)371       (euro)670
Other long-term debt                                3,986               308            665           3,013
Total obligations/commitments                 (euro)5,860       (euro)1,141    (euro)1,036     (euro)3,683


         Information concerning our financial condition and debt servicing obligations is presented in the following table (amounts in thousands):


                                                         At December 31,      At December 31,
                                                              2002                  2001
                                                         ---------------      ---------------
Cash and cash equivalents                                    60,181                81,613
Other current assets                                         28,284                70,538
                                                         ---------------      ---------------
              Total current assets                           88,465               152,151
Non-current assets                                          247,235               303,839
                                                         ---------------      ---------------
              Total assets                                  335,700               455,990
                                                         ===============      ===============

Current Liabilities                                          44,173               106,339
Long-term debt (1)                                            3,986               227,735
                                                         ---------------      ---------------
              Total liabilities                              48,159               334,074
                                                         ===============      ===============


(1) Long-term debt as of December 31, 2002 consists only of long term capital lease obligations acquired in our purchase of one of our French subsidiaries in 2001. Long-term debt as of December 31, 2001 consisted of the capital lease obligations, in addition to (a) 14% Senior Discount Notes due 2009 and (b) 14% Senior Notes due 2010.


In addition, our Convertible Preferred shares carry dividend and redemption features, as described in Note 7 to our Financial Statements, which could affect our cash flows between 2004 and 2007.

Capital Expenditures

         During the year ended December 31, 2002, we made capital expenditures in our continuing operations of approximately (euro)23.3 million. These capital expenditures were primarily for connecting customers to our MANs. During the year ended December 31, 2001, we made capital expenditures of approximately (euro)149.9 million for property and equipment necessary to deploy networks in our initial markets. The decrease in capital expenditures during the year ended December 31, 2002 compared to the year ended December 31, 2001 is attributable to the completion of the buildout of our MANs during 2001 and our current focus on network development to connect new customers to our existing MANs, which involves lower expenses in comparison to deployment of new MANs.

         We currently estimate that we will make total capital expenditures of approximately (euro)28 million to (euro)35 million for the year ending December 31, 2003, most of which will be expended to connect new customers to our MANs and increase capacity. We anticipate this trend to continue as we connect new customers, and to evolve in proportion to customer acquisition growth. The actual amount and timing of our future capital requirements may differ materially from our current estimates, and additional financing may be required in the event of departures from our current business plans and projections, including those caused by unforeseen delays, cost overruns, engineering design changes, demand for our services that varies from our expectations, adverse regulatory, technological or competitive developments, difficulties or delays in obtaining necessary rights-of-way, or major changes in market conditions.

Off Balance Sheet Arrangements

         We do not have any off balance sheet arrangements, except for operating leases considered normal to our business.

         Critical Accounting Policies and Estimates

         The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities as of the date of our financial statements. Actual results may differ for these estimates under different assumptions or conditions.

         Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accenting policies, see Note 2 "Summary of Significant Accounting Policies" in the notes to the consolidated financial statements as of and for the year ended December 31, 2002, and included in Item 18 of this Annual Report.

         Revenue Recognition

         Revenue related to non-installation services offered by the Company is recognized in the period the services are delivered.

         Installation revenue is initially deferred upon installation and invoicing and recognized as revenue over the expected life of the service. Based on our experience with the churn rate for our services, we determined that the average life of these services is three years.

         On December 6, 2002, France Telecom brought a complaint against us before the ART in order to obtain a modification of the interconnection tariffs that we charge and invoice to France Telecom for the termination of incoming calls. France Telecom's complaint is based on a decision that was issued by the ART in December 2001 in a dispute between France Telecom and another French operator. France Telecom claims that our tariffs are excessive and that the resulting overcharge creates an unfair advantage for us on the sales market for providing telecom services to end-users. We believe that the ART decisions involving third parties and invoked by France Telecom are not applicable to us and that no overcharge can be demonstrated, since we believe we can justify our tariffs on a cost-basis analysis. At this stage, we are not in a position to predict the outcome of such litigation, which may affect our future gross margin (revenue minus network costs) in the future favorably or unfavorably by several percentage points in comparison to 2002.

         Recoverability of Long-Lived Assets Other Than Goodwill

         We assess the impairment of long-lived assets other than goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

         significant underperformance relative to expected historical or projected future operating results;

         significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

         significant negative industry or economic trends.

         When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the future anticipated cash flows to determine if we need to take an impairment charge. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, we recognize an impairment loss. The measurement of the impairment loss is based on the fair value of the asset, which we generally determine using a discounted cash flow approach. Additionally, we include recent comparable transactions in the market in our analysis of fair value.

         Allowance for Doubtful Accounts

         The allowance for doubtful accounts is based upon our assessment of probable loss related to overdue accounts receivable. The allowance is maintained on the books either until receipt of payment, or until the account is deemed non-collectible. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We have attempted to reserve for expected losses based on our past experience and believe our reserves to be adequate. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

New Accounting Pronouncements

         See Note 2 to the Financial Statements, which is incorporated herein by reference.

Trend Information

         See "Item 3D - Risk Factors", "Item 4 - Information on the Company", and "Item 5 - Operating and Financial Review and Prospects", which are incorporated herein by reference.

ITEM 6.  Directors, Senior Management and Employees

A.       Directors and Senior Management

         For purposes of this Annual Report, "directors" include the individuals who are members of our Supervisory Board and our Management Board, as well as our executive officers.

         Our general affairs and business are managed by our Board of Management and supervised by our Supervisory Board. The Supervisory Board provides advice to the Board of Management and has the authority to decide that certain resolutions of the Board of Management will be subject to Supervisory Board approval. In fulfilling their duties, all members of the Supervisory Board must serve our best interests.

         Pursuant to our Articles of Association, which, in connection with our Restructuring, were amended with effect from September 18, 2002, our Supervisory Board is composed of two Supervisory Directors A, two Supervisory Directors B, and two Supervisory Directors C.

         Our Supervisory Board currently consists of the following six members:


               Name                 Age            Position           Member Since            Term Expires
----------------------------------------------------------------------------------------------------------
James C. Allen(1).............       56   Supervisory Director A      March 2000              2004
Lawrence F. DeGeorge(1).......       58   Supervisory Director A      March 2000              2004
Jean-Pierre Vandromme(2)......       49   Supervisory Director B      December 16, 2002       2004
Duncan Lewis(2) ..............       51   Supervisory Director B      December 16, 2002       2004
Jean-Marie Descarpentries(3) .       67   Supervisory Director C      December 16, 2002       2004
Dominique Vignon(3)...........       55   Supervisory Director C      December 16, 2002       2004


(1) James C. Allen and Lawrence F. DeGeorge, our former supervisory directors, were designated as Supervisory Directors A at our Extraordinary General Meeting held on December 16, 2002, pursuant to a resolution adopted by our Supervisory Board and Board of Management.

(2) Jean-Pierre Vandromme and Duncan Lewis were appointed as Supervisory Directors B at our Extraordinary General Meeting held on December 16, 2002, from a binding nomination drawn up by a meeting of the holders of the Preferred B shares.

(3) Jean-Marie Descarpentries and Dominique Vignon were appointed as Supervisory Directors C at our Extraordinary General Meeting held on December 16, 2002, from a binding nomination drawn up by our Supervisory Board.

         Following the reconstitution of the Supervisory Board as a six-member body, which occurred at our Extraordinary General Meeting held on December 16, 2002:

         Supervisory Directors A are appointed by the general meeting of our shareholders from a binding nomination drawn up by the combined meeting of holders of Preferred A shares and holders of C shares, of at least two nominees for each vacancy to be filled. If the combined meeting of holders of Preferred A shares and holders of C shares fails to make use of its right to draw up a binding nomination or fails to do so in a timely manner, the general meeting is free to make the appointment.

         Supervisory Directors B are appointed by the general meeting of shareholders from a binding nomination drawn up by the meeting of holders of Preferred B shares, of at least two nominees for each vacancy to be filled. If the meeting of holders of Preferred B shares fails to make use of its right to draw up a binding nomination or fails to do so in a timely manner, the general meeting is free to make the appointment.

         Supervisory Directors C are appointed by the general meeting of our shareholders from a binding nomination drawn up by the Supervisory Board and approved by the Supervisory Directors A and the Supervisory Directors B of at least two nominees for each vacancy to be filled. If the Supervisory Board fails to make use of its right to draw up a binding nomination or fails to do so in a timely manner, the general meeting is free to make the appointment.

         The general meeting of shareholders may at all times override the binding nature of the Supervisory Board's nomination by adopting a resolution to this effect with two-thirds of the votes cast at a meeting representing more than half of the issued capital.

         Every two years the Supervisory Directors must resign at the close of the general shareholders' meeting at which the annual accounts are considered; resigning Supervisory Directors will be immediately eligible for re-election.

         Our Board of Management currently consists of two members:


           Name               Age               Position                   Member Since         Term Expires
-------------------------------------------------------------------------------------------------------------
Jerome de Vitry ...........   41    Managing Director, President and     January 30, 2001           2003
                                    Chief Executive Officer, Chief
                                    Operating Officer, President of
                                    Completel Headquarters SAS.
----------------------------------------------------------------------------------------------------------------
Alexandre Westphalen.......   41    Chief Financial Officer                May 15, 2003             2003

Director and Officer Biographies

         James C. Allen, age 56, has served as a member of our Supervisory Board since the consummation of the initial public offering of our Ordinary shares in March 2000. He also has served as a Director of Completel LLC since December 1998. From March 1993 to January 1998, Mr. Allen was the CEO and Vice-Chairman of Brooks Fiber Properties, Inc. Since June 1998, Mr. Allen has acted as an investment director and member of Meritage Investment Partners LLC, a Denver-based private equity firm that invests exclusively in telecommunication companies. Mr. Allen also currently serves on the boards of directors of Masergy, Inc. and of Xspedius, Corp., each, a privately held U.S. telecommunications company, and of David Lipscomb University in Nashville, Tennessee.

         Lawrence F. DeGeorge, age 58, has served as a member of our Board of Management from January 2000 to March 2000, when, upon the consummation of the initial public offering of our shares, he stepped down from this position and was elected to our Supervisory Board. He also has served as a Director of Completel LLC since January 1998. Mr. DeGeorge is a private investor who has managed and participated in a number of principal equity investments in technology and communications companies, including, since December 1995, as President and Chief Executive Officer of LPL Investment Group, Inc., LPL Management Group, Inc. and DeGeorge Holdings Ltd. From June 1987 to January 1991, Mr. DeGeorge held various positions with Amphenol Corporation, including serving as President from May 1989 to January 1991, as Executive Vice President and Chief Financial Officer from June 1987 to May 1989 and as a director from June 1987 until January 1991. Mr. DeGeorge also currently serves as a director of Advanced Display Technologies, which is a publicly traded company, and several private companies, including GigaRed LLC, iplan networks, HomeSource Capital Mortgage LLC and Cervalis LLC.

         Jean-Pierre Vandromme, age 49, is currently the Chairman, President and CEO of Ventelo (formerly GTS Business Services). Mr. Vandromme has over 30 years' experience in the telecommunications industry. Prior to his work with Global Telesystems, Mr. Vandromme served as the Commercial Director for Combelga-Russia, a joint venture between Belgacom, Alcatel, Moscow City Telephone Network and Comincom. From September 1994 to September 1998, Mr. Vandromme served as the First Deputy - General Director of Sovintel GTS-Russia, a joint venture between Global Telesystems (GTS) and Rostelcom, Russia's national carrier, where Mr. Vandromme succeeded in transforming Sovintel into the largest alternative international carrier in Russia. From March 1998 to March 1999, Mr. Vandromme served as Vice President and Chief Operating Officer of GTS Russia, where he was responsible for developing a strategy to take the Company public in order to shield the shareholders from the effects of the Russian financial crisis. In April 1999, Mr. Vandromme served as Vice President and, in February 2000, President of GTS-Business Services, during which time Mr. Vandromme oversaw key acquisitions and integrations of strategic telecommunications assets. As President of GTS-Business Services, Mr. Vandromme was responsible for operational P&L for the company's retail channel with activities in 12 European countries. Mr. Vandromme served as CEO of GTS Business Services from November 2000 to September 2001.

         Duncan Lewis, age 51, is currently a member of the Board of Directors of Viridian Plc. Mr. Lewis is an experienced professional in the telecommunications, Internet, and media industries. Prior to becoming a director of Viridian, Mr. Lewis served, from January 2001 to March 2002, as Chief Executive and President of GTS Inc., where he was responsible for running one of Europe's largest optical and Internet networks. From 1998 to December 2000, Mr. Lewis served as the Managing Director and Chief Corporate Development Officer of Equant N.V., which runs one of the largest global data networks in the world, where he had overall responsibility for the strategic and operational development of the business, and from July 1998, overall responsibility for day-to-day global operations. While at Equant N.V., Mr. Lewis brought the company to profitability within three years of its start-up, and oversaw the Company's IPO in 1998 and two secondary offerings in 1999, raising a total of $8 billion. From 1991 to 1996, Mr. Lewis was employed with Cable & Wireless plc, where he served as managing director of Cable & Wireless Business Networks from 1991 to 1994, CEO of Cable & Wireless Europe from 1992 to 1993, and Vice Chairman of Cable & Wireless Inc. from 1993 to 1994. While at Cable & Wireless, Mr. Lewis was responsible for the development of the new C&W Business Networks designed to offer global voice and data services to the Group's multinational customers. Mr. Lewis also served as the Chief of Strategic Planning and Operations and as a member of the executive board of Hawker Sidley plc from 1990 to 1991 and served as Director of various divisions of BT plc. from 1996 to 1998.

         Jean-Marie Descarpentries, age 67, serves as an independent Board Member of seven different companies. Since 2001, Mr. Descarpentries has served as the President of Board of Directors of Sidel, the world's leading manufacturer of blow-moulding machines for plastic bottles and a provider of a comprehensive array of packaging products. Mr. Descarpentries graduated from the Ecole Polytechnique and began his career with the Shell group and went on to become a Consultant-Partner at McKinsey, and served as general manager of Glaverbel SA and Saint-Gobain. Mr. Descarpentries earned an international reputation as a leading business manager largely as a result of his work at CarnaudMetalBox, a European leader in food packaging, where, from 1982-1991 he served as Board Member, General Manager, and then President, as well as for his work at Bull, a European leader in information technology. From 1994 to 1997, Mr. Descarpentries served as the CEO of Bull, where he presided over a two-year turn around of the company from recording annual losses of
(euro)760,000 to earning net profits of (euro)467,000 in 1995 and
(euro)924,000 in 1997, the return of the company to positive growth, and a sixfold increase in share value. An Officer of the Legion d'Honneur and l'Ordre National du Merite, Fortune magazine in 1989 distinguished Mr. Descarpentries as one of the 25 most influential business leaders.

         Dominique Vignon, age 55, is the Chairman of Gemplus Card International, where he has responsibility for Gemplus's relations with the French government authorities as well as the unions while the company undergoes a restructuring. Mr. Vignon is a graduate of France's renowned engineering school, the Ecole Polytechnique, and of the leading French Civil Engineering School, the Ecole Nationale des Ponts et Chaussees. After an assignment as a civil engineer in the central administration of the French Ministry for Equipment, he joined the nuclear industry in 1975, first with Electricite de France. Mr. Vignon joined the Framatome Group in 1990, where he was appointed Chief Executive of Nuclear Power International (NPI), the joint subsidiary of Framatome and Siemens for the development of the European pressurized water reactor (EPR). In 1993, Mr. Vignon took over as Chairman the newly organized Jeumont Industries, and from 1995 he was also Managing Director of Framatome's nuclear business. In 1996, Mr. Vignon was appointed Chairman and CEO of the Framatome Group, and, following the merger of the nuclear activities of Framatome and Siemens in January 2001, he was CEO of the new joint venture company Framatome ANP, a company with 93 reactors in operation, 13,300 employees, and (euro)2.5 billion turnover. Mr. Vignon served as CEO of Framatome ANP until December 2001.

         Jerome de Vitry, age 41, was appointed our President and Chief Executive Officer on May 22, 2002, replacing Timothy Samples. Mr. De Vitry was appointed as our Chief Operating Officer in January 2001 and became a member of our Board of Management at the end May 2001. Mr. de Vitry joined us in February 1999, and from March 1999 until January 2001, he served as the President of Completel Headquarters S.A.S and as Managing Director and President of Completel GmbH. Prior to joining Completel, Mr. de Vitry was Vice President of Radio Communications France for Alcatel Access System Division from January 1995 until December 1999. From January 1993 until December 1995, Mr. de Vitry was Vice President Marketing, Research and Development for Alcatel Radio Transmissions Systems.

         Alexandre Westphalen, age 41, was appointed our Chief Financial Officer on January 29, 2003, and became a member of our Board of Management on May 15, 2003. Mr. Westphalen has served as Vice President - Finance since June 2001, and as Vice President - Finance of our operating subsidiary, Completel SAS, France since July 1998. Prior to joining Completel, Mr. Westphalen served as the Chief Financial Officer of Time Warner Cable - France, a position he held since December 1994 until June 1998. From December 1991 to December 1994, Mr. Westphalen served as the director of finance of the ERD Group.

B.       Compensation

         In 2002, Mr. de Vitry received aggregate compensation of(euro)789,922, and Mr. Westphalen received aggregate compensation of
(euro)232,944. In 2002, Timothy A. Samples, our Chief Executive Officer until May 17, 2002, received aggregate compensation of $726,268.

         In 2002 the aggregate compensation paid or accrued for our executive officers, including the members of our Board of Management, was (euro)2.6 million (5 individuals). There was no additional amount set aside in 2002 to provide pension, retirement or similar benefits for these individuals.

         The members of the Supervisory Board are not compensated and do not have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment. We reimburse the members of our Supervisory Board for their reasonable out of pocket expenses incurred in connection with attending our and any of our subsidiaries' board or committee meetings. We also maintain directors' and officers' indemnity insurance coverage. In addition, members of our Supervisory Board participate in our equity incentive plans.

         The members of the Supervisory Board do not have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

         All of our employees are entitled to receive a year-end bonus ranging from 10-40% of annual salary. The amount of any bonus awarded is based equally on an individual employee's performance and on the Company's performance during the year.

C.       Board Practices

         Management and policy making for us and our subsidiaries is entrusted to the Board of Management under the supervision of the Supervisory Board. The Board of Management may have no more than three members, and the Supervisory Board designates a member as Chief Executive Officer and a member as President, although one person could have both designations. The members of the Board of Management are appointed by the general meeting of shareholders from a binding nomination, drawn up by the Supervisory Board, of at least two nominees for each vacancy to be filled. If the Supervisory Board fails to make use of its right to draw up a binding nomination or fails to do so in a timely manner, the general meeting of shareholders is free to make the appointment. The general meeting may at all times override the binding nature of the Supervisory Board's nomination by adopting a resolution to this effect with two-thirds of the votes cast representing more than half of the issued capital.

         The general legal authority to represent us is vested in the Board of Management and in the Chief Executive Officer acting together with one other member of the Board of Management. Certain resolutions by the Board of Management determined from time to time by the Supervisory Board will require the approval of the Supervisory Board.

Committees of our Supervisory Board

         We have established the following three Supervisory Board committees:

         an Audit Committee;

         a Compensation Committee; and

         an Executive Committee.

         Below is a description of the current composition and responsibilities of our Supervisory Board committees.

         The audit committee. The members of the audit committee are currently Lawrence F. DeGeorge, Duncan Lewis, and Dominique Vignon.

         None of the Committee's members is a current or former employee of Completel or any of its subsidiaries or has any relationship that we believe would interfere with the exercise of independent judgement in carrying out his responsibilities as a director.

         The audit committee is responsible for making recommendations to the Board of Management regarding the selection of independent auditors, reviewing the results and scope of the audit and other services provided by our independent accountants and reviewing and evaluating our audit and control functions. In fiscal 2000, our Supervisory Board approved and adopted a written charter, setting forth the audit committee's duties and responsibilities, which charter has been filed as Appendix A to the proxy statement relating to our 2001 annual meeting. A revised Charter was adopted on January 29, 2003 to reflect certain regulatory and other developments affecting us, and is attached hereto as an exhibit.

         The compensation committee. The members of the compensation committee are Dominique Vignon, Chairman, Jean-Marie Descarpentries and James C. Allen. The compensation committee is responsible for reviewing and, as it deems appropriate, recommending to the Supervisory Board with respect to members of the Board of Management, and to the Board of Management with respect to other managerial employees, policies, practices and procedures relating to compensation and the establishment and administration of employee benefit plans. The compensation committee is responsible for making recommendations to the Board of Management in relation to any employee stock option, stock purchase or other rights plans, and advises and consults with our officers as may be requested regarding managerial personnel policies.

         The executive committee. The members of the Executive Committee are James C. Allen, Lawrence F. DeGeorge and Jean-Pierre Vandromme. The executive committee is authorized to take certain actions on behalf of the Supervisory Board, but such actions must be approved unanimously by the members of the executive committee or they will be referred to the full Supervisory Board.

         Disclosure Committee. In 2002, we established a Disclosure Committee, designed to help senior management, and the Chief Executive Officer and Chief Financial Officer, in particular, in the maintenance and evaluation of disclosure controls and procedures. The Disclosure Committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. The Disclosure Committee is composed of the Chief Financial Officer, the Corporate Controller, the Director of Investor Relations and the Legal Director.

         The Disclosure Committee reports to the Board of Management, in particular to our Chief Executive Officer and Chief Financial Officer. The Board of Management has also re-emphasized the importance of internal controls within Completel, pursuing continuous improvement of internal control procedures and reporting.

         In addition, we have adopted a Policy on Trading in Company Securities in order to ensure compliance with laws prohibiting insider trading and to provide employees and Board members with meaningful guidance to avoid individual and/or Company liability under the securities laws or the appearance of impropriety in the trading of the Company's securities by Board members, officers and employees. Under the policy, all Board members, officers and employees are prohibited from acquiring or selling securities of the Company while in possession of material, nonpublic information until 48 hours after such information is released to the public. Employees are also prohibited from disclosing material, nonpublic information regarding the Company to other employees and third parties, and from purchasing or selling securities of another company while in possession of material, nonpublic information about such other company learned through their work at Completel. Further, officers and certain employees who, by virtue of their position or responsibilities, are presumed to have access to material, nonpublic information are permitted to trade in the Company's securities only in periods of relative stability for the Company and its securities, and are prohibited from trading during certain defined periods. Finally, all members of the Supervisory Board and the Board of Management, all 10% beneficial owners and all officers are subject to additional restrictions relating to short-term trades.

D.       Employees

         At December 31, 2002, we had 456 employees, compared to 696 (including 550 employees in our continuing operations) at December 31, 2001. In 2002, in connection with our restructuring measures and our efforts to adjust our operations to foreseeable market conditions and reduce ongoing operating expenses, we continued to make significant reductions to our workforce, in particular, as a result of the workforce reductions in Germany and the United Kingdom, the subsequent sale of our operations in these countries in May 2002, the closure of our London offices and the simplification of our corporate headquarters structure.

         Our French employees are covered by a collective bargaining agreement governing the telecommunications industry.

E.       Share Ownership

         The following table sets forth information regarding the beneficial ownership of our equity securities as of April 11, 2003 by our directors and members of our administrative, supervisory, or management bodies:


Name of Beneficial Owner       Ordinary         Preferred A        Preferred B        C Shares(4)         Total
                              Shares(1)          Shares(2)          Shares(3)                         Percentage of
                                                                                                      Voting Rights

                               #        %       #         %         #         %        #        %         %
Jerome de Vitry(5).......      12,500     *    125.00         *          -       -         -       -            *
Alexandre Westphalen(6)..       8,400     *     84.00         *          -       -         -       -            *
Lawrence F. DeGeorge(7)..     395,083   9.6   3552.24      16.3          -       -   329,931    21.3         11.4
James C. Allen(8)........       1,243     *         -         -          -       -         -       -            *
Jean-Marie Descarpentries           -     -         -         -          -       -         -       -            -
Dominique Vignon.........           -     -         -         -          -       -         -       -            -
Jean-Pierre Vandromme....           -     -         -         -          -       -         -       -            -
Duncan Lewis.............           -     -         -         -          -       -         -       -            -

___________
*        Less than 0.5%.

(1) As of April 11, 2003, we had 4,076,057 Ordinary shares outstanding, each entitled to one vote. The information concerning beneficial ownership in our Ordinary shares presented in the table above does not reflect Ordinary shares that may be acquired upon conversion of our Preferred shares.

(2) As of April 11, 2003, we had 21,730 Preferred A shares outstanding, each entitled to 100 votes. Each Preferred A share is convertible into 100 Ordinary shares at any time at the option of its holder.

(3) As of April 11, 2003, we had 14,925 Preferred B shares outstanding, each entitled to 100 votes. Each Preferred B share is convertible into 100 Ordinary shares at any time at the option of its holder.

(4) As of April 11, 2003, we had 1,548,261 C shares outstanding, each entitled to one vote. The C shares beneficially owned by Meritage and LPL Investment Group are held by a trustee pursuant to a trust instrument, which provides that the trustee will vote the C shares in accordance with the directions of their beneficial owners in proportion to their respective holdings of Convertible Preferred A shares.

(5) Mr. de Vitry became our President and Chief Executive Officer effective May 22, 2002. 173 of these shares are owned indirectly by Mr. de Vitry through his ownership interests in Completel LLC.

(6) Alexandre Westphalen, Chief Financial Officer, was designated an executive officer of Completel Europe N.V. with effect from November 5, 2002.

(7) Mr. DeGeorge is a member of our Supervisory Board and a Supervisory Director A designee. Mr. DeGeorge holds 742 of our Ordinary shares directly. The remaining shares are held indirectly as follows:
         355,224 Ordinary shares, 3552.24 Preferred A shares and 289,817 C shares are owned by DeGeorge New Completel Holdings LP ("DeGeorge New Completel"); 39,859.8 Ordinary shares and 289,817 C shares are owned by DeGeorge Telcom Holdings Limited Partnership ("DeGeorge Telcom"). As the Chairman and Chief Executive Officer of LPL Investment Group, Inc., which controls DeGeorge New Completel and DeGeorge Telcom, Mr. DeGeorge has sole voting and investment power over the shares owned by DeGeorge New Completel and DeGeorge Telcom.

(8) Mr. Allen is a member of our Supervisory Board and a Supervisory Director A designee. Mr. Allen holds 1,243 of our Ordinary shares. 48 of these shares are owned indirectly by Mr. Allen through his ownership interests in Completel LLC and 1,195 shares are owned directly by Mr. Allen.

Equity Incentive Plans

General

         Since our inception, we have provided three forms of equity incentive plans to our employees. After our initial public offering in March 2000, we established our 2000 Stock Option Plan. Following our Recapitalization, we established, in December 2002, our 2002 Stock Option Plan.

Our 2000 Stock Option Plan

         Our 2000 Stock Option Plan provides for the grant to our employees of options to purchase our Ordinary shares. All of our employees (including management) are eligible to participate in this plan.

         Options granted under the plan are subject to the following terms:

         Vesting. Options granted to employees resident in France vest in an increment of 60% on the second anniversary of the date of grant and in two additional increments of 20% on the third and fourth anniversaries of the date of grant. The options are valid for a period of 10 years from the date of grant by the Management Board.

         Exercise Price. The exercise price of any options granted under the plan must be at least equal to the fair market value of the shares at the time of the grant. Subject to the exception noted below, the fair market value is deemed to be the closing price of the shares on Euronext Paris, or the principal stock exchange outside the United States on which the shares are traded, on the date the option is granted. With regard to options granted to employees resident in France, the exercise price may not be lower than the average closing price of the shares on the Euronext Paris over the 20 trading days preceding the grant.

Our 2002 Stock Option Plan

         Our 2002 Stock Option Plan provides for the grant to approximately 25 of our key managers (including management) of options to purchase our Ordinary shares.

         Options granted under the plan are subject to the following terms:

         Vesting. Options granted to employees resident in France are exercisable over a period of 4 years. Some options may only be exercised upon the Company's meeting or achieving certain financial targets. Options also become immediately exercisable upon occurrence of certain events, such as a change of control of the Company. The options are valid for a period of 6 years from the date of their grant by the Management Board.

         Exercise Price. The exercise price of options granted under the plan are equal to the fair market value of the shares at the time of the grant for options becoming exercisable at the end of year one, and greater for options becoming exercisable at the end of the remaining three years. Subject to the exception noted below, the fair market value is deemed to be the closing price of the shares on Euronext Paris, or the principal stock exchange outside the United States on which the shares are traded, on the date the option is granted. With regard to options granted to employees resident in France, the exercise price may not be lower than 95% of the average closing price of the shares on the Euronext Paris over the 20 trading days preceding the grant.

Remuneration Plan for Supervisory Directors

         At our Extraordinary General Meeting of December 16, 2002, our shareholders approved the implementation of a remuneration plan for our Supervisory Directors. Under this plan, each of our Supervisory Directors B and Supervisory Directors C received options to purchase 20,000 of our Ordinary shares, with a total of 80,000 options authorized to be issued to the Supervisory Directors B and Supervisory Directors C as a group under the Plan.

         Options granted under the plan are subject to the following terms:

         Vesting. Options granted to Directors are exercisable over 3 years. Options become immediately exercisable upon occurrence of certain events, such as a change of control of the Company. The options are valid for a period of 3 years from the date of grant by the Management Board.

         Exercise Price. The exercise price of options granted under the plan are equal to 95% of the average closing price of the shares on the Euronext Paris over the 20 trading days preceding the date of grant.

         The table below shows the total number of outstanding options granted to our directors and members of our administrative, supervisory, or management bodies as of April 18, 2003:


         Name of Beneficial Owner        Number of Shares     Exercise Price     Expiration Date
                                                                 (Euro)
         Jerome de Vitry(1)                      142,628             13.35      December 18, 2008
         Timothy A. Samples(2)                    10,945             20.10           May 15, 2007
         Alexandre Westphalen                     45,042             13.35      December 18, 2008
         Jean-Marie Descarpentries                20,000              6.38      December 18, 2005
         Duncan Lewis                             20,000              6.38      December 18, 2005
         Jean-Pierre Vandromme                    20,000              6.38      December 18, 2005
         Dominique Vignon                         20,000              6.38      December 18, 2005

         (1) These stock options were granted to Mr. de Vitry pursuant to our 2002 stock option plan.

         (2) Timothy A. Samples was Chief Executive Officer of Completel Europe N.V. until May 17, 2002. Mr. Samples was granted stock options pursuant to our 2000 stock option plan.


ITEM 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

         The following table sets forth information regarding the beneficial ownership of our equity securities as of April 11, 2003 by our shareholders that are the beneficial owners of 5% or more of a class of our equity securities:


Name of Beneficial Owner       Ordinary        Preferred A       Preferred B      C Shares(4)        Total
                              Shares(1)         Shares(2)         Shares(3)                       Percentage
                                                                                                   of Voting
                                                                                                    Rights
                              #        %        #        %        #        %       #        %          %
Lawrence F.
DeGeorge(5)(6)..........    395,083     9.7   3552.24     16.3        -       -  329,931    21.3       11.4
LPL Investment Group,
Inc.(6).................    394,341     9.7   3552.24     16.3        -       -  329,931    21.3       11.4
Meritage Funds (7)......   1,147,400   28.1 11,373.13     52.3        -       - 1,056,333   59.9       35.2
Deutsche Bank AG........    697,513    17.1     1,434      6.6    3,769    25.3        -       -       13.3
SISU Capital Limited....    262,334     6.4    491.00      2.3  2132.34    14.3        -       -       11.4
The Goldman Sachs Group,
Inc.....................    666,172    17.1     3,272     15.1 3,389.72    22.7        -       -       14.6
Malo Asset Management...    313,157     7.7    928.00      4.3 2,203.57    14.8        -       -        6.9

___________

(1) As of April 11, 2003, we had 4,076,057 Ordinary shares, each entitled to one vote. The information concerning beneficial ownership in our Ordinary shares presented in the table above does not reflect Ordinary shares that may be acquired upon conversion of our Preferred shares.

(2) As of April 11, 2003, we had 21,730 Preferred A shares outstanding, each entitled to 100 votes. Each Preferred A share is convertible into 100 Ordinary shares at any time at the option of its holder.

(3) As of April 11, 2003, we had 14,925 Preferred B shares outstanding, each entitled to 100 votes. Each Preferred B share is convertible into 100 Ordinary shares at any time at the option of its holder.

(4) As of April 11, 2003, we had 1,548,261 C shares outstanding, each entitled to one vote. The C shares beneficially owned by Meritage and LPL Investment Group are held by a trustee pursuant to a trust instrument, which provides that the trustee will vote the C shares in accordance with the directions of their beneficial owners in proportion to their respective holdings of Convertible Preferred A shares.

(5) Mr. DeGeorge is a member of our Supervisory Board and a Supervisory Director A. Mr. DeGeorge holds 742 of our Ordinary shares directly. The remaining shares are held indirectly as follows: 355,224 Ordinary shares, 3552.24 Preferred A shares and 289,817 C shares are owned by DeGeorge New Completel Holdings LP ("DeGeorge New Completel"), and 39,859.8 Ordinary shares and 289,817 C shares are owned by DeGeorge Telcom Holdings Limited Partnership ("DeGeorge Telcom"). As the Chairman and Chief Executive Officer of LPL Investment Group, Inc., which controls DeGeorge New Completel and DeGeorge Telcom, Mr. DeGeorge has sole voting and investment power over the shares owned by DeGeorge New Completel and DeGeorge Telcom.

(6) LPL Investment Group Inc. is the general partner of DeGeorge Holdings LP, which is the 100% owner of DeGeorge Telcom LLC. DeGeorge Telcom LLC, in turn, is the general partner of DeGeorge Telcom Holdings Limited Partnership and DeGeorge New Completel Holdings LP. LPL Investment Group Inc. owns its shares indirectly through DeGeorge New Completel Holdings LP, which owns 355,224 Ordinary shares and 3552.24 Convertible Preferred A shares, and through DeGeorge Telcom Holdings Limited Partnership, which owns 39,859.8 Ordinary shares and which has contributed 289,817 C shares to a trust. The address of LPL Investment Group Inc. is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477.

(7) The Meritage Funds ("Meritage") own, in the aggregate, 1,147,400 Ordinary shares, 11,373.13 Preferred A shares and 927,902 C shares. 423 of the Ordinary shares owned by Meritage are held indirectly through its ownership interests in Completel LLC. Mr. Allen, a member of our Supervisory Board and a Supervisory Director A, is the investment director of Meritage. The address of Meritage Private Equity Funds is 1600 Wynkoop, Suite 300, Denver, Colorado 80202-5910.

Voting rights of our major shareholders

         Pursuant to our Restructuring Agreement, DeGeorge Telcom and Meritage were issued, on a pro rata basis, that number of C shares that caused them to have the same number of shares for voting purposes as the former holders of our Senior Notes. In addition, we have granted to the Convertible Preferred A shareholders an option, exercisable upon a sale of us (including by way of merger or sale of substantially all of our assets) to which we are a party or which is approved by our Supervisory Board (a "Company Sale"), to subscribe, at their nominal value, to that number of newly issued C shares that, when taken together with the outstanding Preferred shares, would provide sufficient voting rights to constitute the majority required to adopt a resolution to dissolve the Company in a general meeting of shareholders. The option will provide that these C shares may not be voted for any other purpose. The purpose of this option is to give the Convertible Preferred A shareholders an effective blocking vote on any Company Sale that is not in their economic interest. We will not issue C shares for any other purpose. In order to limit the effect of the C shares strictly to the allocation of voting power, as described above, the C shares are structured in a way that effectively gives them no independent economic value.

         The C shares vote with the Ordinary shares and with the Preferred shares on all matters submitted for approval by the shareholders, with each C share entitled to one vote.

         The C shares issued to Meritage and DeGeorge Telcom to equalize their voting rights are held by a trustee (the "C shares Trustee") pursuant to a trust instrument that provides that: (i) the C shares Trustee will not transfer the C shares to any person other than the Company; (ii) in the event of any distribution in respect of the C shares, the C shares Trustee will pay such distribution (net of expenses) to the Company; (iii) so long as the C shares are outstanding, the C shares Trustee will vote the C shares in accordance with the directions of Meritage and DeGeorge Telcom, in proportion to their respective holdings of the Convertible Preferred A shares; and (iv) upon conversion of 50% or more of those Convertible Preferred A shares initially issued to Meritage and DeGeorge Telcom into Ordinary shares, or the sale to a third party of 50% or more of those Convertible Preferred A shares, the C shares Trustee will tender the C shares it holds to the Company for nil consideration.

Record holders

         As used below, the term "record holders" refers to the holders of our shares whose names are recorded in the Dutch Register, and does not include beneficial owners who may hold their shares through a bank, broker, or Euroclear France.

         As of April 11, 2003, approximately 1,501,287, or 37.04%, of our total outstanding Ordinary Shares were held in the United States of America by 91 record holders and 14,975.37, or 68.91%, of our total outstanding Preferred A shares were held in the United States of America by 91 record holders. None of our Preferred B shares are held by record holders in the United States of America.

B.       Related Party Transactions

         See Note 4 to the Financial Statements, incorporated herein by reference.

C.       Interests of Experts & Counsel

         Not applicable

ITEM 8.  Financial Information

A.       Consolidated Statements and Other Financial Information

         See Item 18 --"Financial Statements".

B.       Significant Changes

See Item 14 to the Consolidated Annual Financial Statements, incorporated herein by reference.

ITEM 9.  The Listing

A.       Listing Details

         The Ordinary shares the Preferred A shares and the Preferred B shares are listed for trading on the Premier Marche of Euronext Paris S.A. ("Euronext Paris"). We voluntarily delisted our Ordinary shares from the Nasdaq National Market (Nasdaq) effective May 31, 2002. The principal trading market of the Ordinary and the Preferred shares, the Preferred A shares and the Preferred B shares is Euronext Paris.

         Historical information relating to the Ordinary shares contained in this Annual Report has been adjusted to give retroactive effect to the 670-for-one reverse split effected on September 16, 2002. Historical information relating to the Preferred A and B shares contained in this Annual Report has been adjusted to give retroactive effect to the 100 for one reverse split effected on September 16, 2002.

         The following table contains high and low sales prices of the Ordinary shares, since our initial public offering on March 27, 2000, on Nasdaq, as well as high and low sales prices of the Ordinary shares on Euronext Paris, as reported in the official price list of Euronext Paris.


                               Annual High and Low Prices of Ordinary shares
                                      on Nasdaq and on Euronext Paris

                                                      Nasdaq ($) (1)          Euronext Paris ((euro))(2)

                                                   High        Low            High             Low
                                                   ----        ---            ----             ---
2000..........................................    23.56        3.00           23.30           3.65
2001..........................................     6.25        0.50            7.10           0.47
2002 (through September 16) (1) (2)...........     1.08        0.08            1.30           0.10
2002 (September 17 - December 31)(2)..........      NA          NA             7.69           3.81
2003 (through May 20).........................      NA          NA            16.98           4.61

____________________________

(1) We voluntarily delisted our Ordinary shares from the Nasdaq National Market effective May 31, 2002
(2) Indicates the price of our old Ordinary shares (I.S.I.N. Code NL0000233427) up to the time of the 670-for-one reverse split effected on September 16, 2002; thereafter, indicates the price of the new Ordinary shares (I.S.I.N. Code NL0000262822)



                     Quarterly High and Low Prices of Ordinary shares
                               on Nasdaq and Euronext Paris

                                              Nasdaq ($)              Euronext Paris ((euro))

                                          High           Low           High            Low
1st quarter 2001...................       6.25          2.75           7.10           2.89
2nd quarter 2001...................       3.85          2.06           4.51           2.31
3rd quarter 2001 ..................       2.60          0.50           3.17           0.47
4th quarter 2001  .................       1.60          0.51           1.90           0.63
1st quarter 2002...................       1.08          0.46           1.30           0.59
2nd quarter 2002(1)................       0.68          0.08           0.73           0.10
3rd quarter 2002...................        NA            NA            0.33           0.04
4th quarter 2002 (2)...............        NA            NA            7.69           3.81
1st quarter 2003...................        NA            NA            7.50           4.61
2nd quarter 2003 (through May 20)..        NA            NA           16.98           6.28

____________________________

(1) We voluntarily delisted our Ordinary shares from the Nasdaq National Market effective May 31, 2002
(2) Indicates the price of the new Ordinary shares (I.S.I.N. Code NL0000262822) following the 670-for-one reverse spilt effected on September 16, 2002.



                Monthly High and Low Prices of Ordinary shares
                             on Euronext Paris (1)


                                    Euronext Paris ((euro))
                                     High           Low
                                     ----           ---
October 2002.................        7.35          3.81
November 2002................        7.69          5.01
December 2002................        7.36          7.46
January 2003.................        5.56          4.61
February 2003................        6.25          5.01
March 2003...................        7.50          5.42
April 2003...................       10.22         6.28
May 2003 (through May 20)           16.98         10.32
____________________________

         (1) Indicates the price of the new Ordinary shares (I.S.I.N Code NL0000262822) following the 670-for-one reverse split on effected on September 16, 2002.

         Since the listing of the Preferred A shares and the Preferred B shares on Euronext Paris on September 19, 2002, no trades of the Preferred A shares have occurred, and only an insignificant number of trades of the Preferred B shares have occurred.


B.       Plan of Distribution

         Not applicable

C.       Markets

         See  Item 9A--"Listing Details."

D.       Selling Shareholder

         Not applicable

E.       Dilution

         Not applicable

F.       Expenses of the Issue

         Not applicable

ITEM 10. Additional Information

A.       Share Capital

         Not applicable

B.       Memorandum and Articles of Association

         Incorporated by reference to Completel's Form S-1/A, filed with the Commission on December 11, 2002.

C.       Material Contracts

         Restructuring Agreement

         See Item 5--"Operating and Financial Review and Prospects - Overview."

D.       Exchange Controls

         There are currently no limitations, either under the laws of The Netherlands or in our Articles of Association, to the rights of non-residents to hold or vote Ordinary shares. Cash distributions, if any, payable in euros on registered shares may be officially transferred from The Netherlands and converted into any other currency without being subject to any Dutch legal restrictions. Except for statistical purposes, such payments and transactions must be reported by us to the Dutch Central Bank. Furthermore, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of The Netherlands, implementing resolutions of the Security Council of the United Nations. We have never declared or paid any dividends. Until June 30, 2004, we plan to retain our earnings, if any, to reinvest in our business. Following this date, and until the cancellation or conversion of our Preferred A and Preferred B shares in accordance with their terms, we will pay a dividend equal to 11% per annum, calculated over an amount of (euro)2,010.00 per share to the holders of these Preferred shares. If in any financial year during this period we do not have sufficient profit to pay this dividend in full to the holders of these Preferred shares, the amount of any deficit will carry over to subsequent dividend payments, together with interest thereon at an annual rate of 11% compounded quarterly.

E.       Taxation

Netherlands Taxation

         The statements below represent a summary of current Netherlands tax laws. The description is limited to the material tax implications for a holder of Ordinary shares, Preferred A or Preferred B shares who is not, or is not deemed to be, a resident of the Netherlands for Netherlands tax purposes (a "Non-resident Holder"). This description does not address special rules that may apply to special classes of holders of Ordinary or Preferred shares and should not be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, each investor in Ordinary shares, Preferred A or Preferred B shares should consult his or her tax counsel.

General

         The acquisition of Ordinary shares or Preferred shares by a non-resident of the Netherlands should not be treated as a taxable event for Netherlands tax purposes. The income tax consequences in connection with owning and disposing of our Ordinary shares and our Preferred shares are discussed below.

         Substantial Interest

         A person that, directly or indirectly, owns 5% or more of our share capital, or holds options to purchase 5% or more of our share capital, has a substantial interest in our shares or our options, as applicable. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to be disposed of, in a transaction where no tax is recognized. Special attribution rules exist in determining the presence of a substantial interest.

Income Tax Consequences for Non-Resident Holders on Owning and Disposing of the Ordinary Shares, the Preferred A Shares and Preferred B Shares

         Individual income tax for individual Non-resident Holders

         An individual who is a Non-resident Holder will not be subject to Netherlands income tax on received income in respect of our Ordinary shares or Preferred shares or capital gains derived from the sale, exchange or other disposition of our Ordinary shares or Preferred shares, provided that such holder:

         (1) does not carry on and has not carried on a business in the Netherlands through a permanent establishment or a permanent representative to which the Ordinary shares or Preferred shares are attributable;

         (2) does not hold and has not held a substantial interest in Completel's share capital or, in the event the Non-resident Holder holds or has held a substantial interest in the Company's share capital, such interest is or was a business asset in the hands of the holder;

         (3) does not share and has not shared directly (not through the beneficial ownership of Ordinary shares, Preferred shares or similar securities) in the profits of an enterprise managed and controlled in the Netherlands which owned or was deemed to have owned Completel's Ordinary shares or Preferred shares;

         (4) does not carry out and has not carried out any activities which generate taxable profit or taxable wages (belastbaar resultaat uit overige werkzaamheden) to which the holding of Completel's Ordinary shares or Preferred shares was connected;

         (5) does not carry out and has not carried out employment activities in the Netherlands, does not serve and has not served as a director or board member of any entity resident in the Netherlands, and does not serve and has not served as a civil servant of a Netherlands public entity with which the holding of Completel's Ordinary shares or Preferred shares is or was connected; and

         (6) is not an individual that has opted to be taxed as a resident of the Netherlands.

         Corporate income tax for corporate Non-resident Holders

         Income derived from Ordinary shares or Preferred shares or capital gains derived from the sale, exchange or disposition of Ordinary shares or Preferred shares by a Non-resident Holder which is a corporation is taxable if:

         (1) the holder carries on a business in the Netherlands through a permanent establishment or a permanent agent in the Netherlands (Netherlands enterprise) and the Ordinary shares or Preferred shares are attributable to this permanent establishment or permanent agent, unless the participation exemption (discussed below) applies; or

         (2) the holder has a substantial interest in Completel, which is not allocable to his enterprise; or

         (3) certain assets of the holder are deemed to be treated as a Netherlands enterprise by under Netherlands tax law and the Ordinary shares or Preferred shares are attributable to this Netherlands enterprise.

         To qualify for the Netherlands participation exemption, the Holder must generally hold at least 5% of the nominal paid-in capital of Completel and meet other requirements.

         Under most Netherlands tax treaties the right to tax capital gains realized by a Non-resident Holder from the sale, exchange or other disposition of Ordinary shares or Preferred shares is allocated to the holder's country of residence and not the Netherlands.

         Dividend Withholding Tax

         In general, a dividend distributed by us in respect of our Ordinary shares or Preferred shares will be subject to a withholding tax imposed by the Netherlands at a statutory rate of 25%.

         Dividends include:

         (1)      dividends in cash or in kind;

         (2)      deemed and constructive dividends;

         (3) consideration for the repurchase of Ordinary shares or Preferred shares (including a repurchase by a direct or indirect subsidiary) in excess of the recognized average paid-in capital unless such repurchase is for temporary investment or exempt;

         (4) proceeds from the redemption of Ordinary shares or Preferred shares in excess of recognized paid-in capital;

         (5) stock dividends equal to their nominal value (unless distributed out of recognized paid-in share premium);

         (6) repayment of paid-in capital not recognized as capital for Netherlands dividend withholding tax purposes; and

         (7) liquidation proceeds in excess of average paid-in capital recognized as capital for Netherlands dividend withholding tax purposes.

         A reduction of Netherlands dividend withholding tax can be obtained if:

         (1) the participation exemption applies and the Ordinary shares or Preferred shares are attributable to a business carried out in the Netherlands;

         (2) the dividends are distributed to a qualifying EU corporate holder satisfying the conditions of the EU Parent-Subsidiary Directive; or

         (3)      the rate is reduced by treaty; or

         (4) surtax was due on the dividend distribution and the recipient is a resident of the Netherlands Antilles or Aruba, a Member State of the EU or a country with which the Netherlands has concluded a treaty for the avoidance of double taxation.

         A Non-resident Holder of Ordinary shares or Preferred shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax treaty that is in effect between the Netherlands and the Non-resident Holder's country of residence. The Netherlands has concluded such treaties with the United States of America, Canada, Switzerland, Japan, all European Union member states, and other countries.

         Under the Treaty between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "Tax Treaty"), dividends paid by us to a Non-resident Holder that is a resident of the United States of America as defined in the Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15% or, in the case of certain U.S. corporate shareholders owning at least 10% of our voting power, to 5%, provided that the shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 25% and are required to file for a refund of such withholding.

         A Non-resident Holder may not claim the benefits of the Tax Treaty unless (i) it is a resident of the United States of America as defined therein and (ii) its entitlement to those benefits is not limited by the provisions of article 26 (limitation on benefits) of the Tax Treaty.

Dividend Stripping Rules

         Under Netherlands tax legislation regarding anti-dividend stripping, no exemption from, or refund of, Netherlands dividend withholding tax is granted if the recipient of dividends paid by Completel is not considered the beneficial owner of such dividends.

Surtax

         As a result of Netherlands tax reform effective from January 1, 2001, Completel will be subject to a 20% corporate income tax, or Surtax, on 'excessive' (evaluated based on certain criteria, including previous dividend distributions) dividends Completel distributes during the period from January 1, 2001 to, and including, December 31, 2005.

Gift or Inheritance Taxes

         Netherlands gift or inheritance taxes will not be levied on the transfer of Ordinary shares or Preferred shares by way of gift, or upon the death of a Non-resident Holder, unless:

         (1) the transfer is construed as an inheritance or as a gift made by or on behalf of a person who, at the time of the gift or death, is deemed to be, a resident of the Netherlands; or

         (2) the Ordinary shares or Preferred shares are attributable to an enterprise or part thereof that is carried on through a permanent establishment or a permanent representative in the Netherlands.

         For purposes of Netherlands gift and inheritance tax, an individual of Netherlands nationality is deemed to be a resident of the Netherlands if he has been a resident thereof at any time during the ten years preceding the time of the gift or death. For purposes of Netherlands gift tax, a person not possessing Netherlands nationality is deemed to be a resident of the Netherlands if he has resided therein at any time in the twelve months preceding the time of the gift.

Value Added Tax

         No Netherlands value added tax is imposed on dividends in respect of Completel's Ordinary shares or Preferred shares or on the transfer of Completel's Ordinary shares or Preferred shares.

Residence

         A Non-resident Holder will not become resident, or be deemed to be resident, in the Netherlands solely as a result of holding Completel's Ordinary shares or Preferred shares or of the execution, performance, delivery and/or enforcement of rights in respect of Completel's Ordinary shares or Preferred shares.

United States of America Federal Income Taxation

         The following discussion is a summary of certain material United States of America federal income tax consequences of the acquisition, ownership and disposition of Ordinary shares, Preferred A shares, and Preferred B shares. This discussion is based on the United States Internal Revenue Code (the "Code"), Treasury regulations promulgated thereunder, administrative rulings, judicial decisions, and The Convention Between the United States of America and the Kingdom of The Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the "Treaty"), all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to U.S. Holders (as defined below) that use the United States dollar as their functional currency and only to the extent that such U.S. Holders hold Ordinary shares, Preferred A shares, or Preferred B shares as capital assets within the meaning of Section 1221 of the Code. As used herein, a "U.S. Holder" is a beneficial owner of Ordinary shares, Preferred A shares, or Preferred B shares that, for United States of America federal tax purposes, is:

         o        a citizen or resident of the United States of America;
         o a corporation created or organized in the United States of America or under the laws of the United States or any state (or the District of Columbia);
         o an estate the income of which is subject to United States of America federal income taxation regardless of its source;
         o a trust if a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more United States of America persons have the authority to control all substantial decisions of the trust; or
         o a trust if it has a valid election in effect to be treated as a United States of America person under the Code.

         Furthermore, this discussion does not address all aspects of United States federal income taxation that may be relevant to a particular holder in light of its particular circumstances or to holders subject to special treatment under the United States of America federal income tax laws, including:

         o        non-U.S. Holders;
         o investors that hold (directly, indirectly or constructively) 10% or more of the voting power or value of our stock;
         o        banks or other financial institutions;
         o        tax-exempt organizations;
         o        insurance companies;
         o dealers in securities or non-United States dollar currency ("Foreign Currency");
         o traders in securities who elect to apply a mark-to-market method of accounting;
         o        pass-through entities and investors in such entities; and
         o holders who hold their Ordinary shares, Preferred A shares, or Preferred B shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

         In addition, the discussion does not address any alternative minimum tax or any state, local or non-United States of America tax consequences.

         If a partnership (including for this purpose any entity treated as a partnership for United States of America federal tax purposes) is a beneficial owner of Ordinary shares, Preferred A shares, or Preferred B shares, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors concerning the United States of America federal income tax consequences of acquiring, owning and disposing of Ordinary shares, Preferred A shares, and Preferred B shares.

         EACH HOLDER OF ORDINARY SHARES, PREFERRED A SHARES, OR PREFERRED B SHARES SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER, INCLUDING THE STATE, LOCAL, AND NON-UNITED STATES OF AMERICA TAX CONSEQUENCES, OF ACQUIRING, OWNING, AND DISPOSING OF ORDINARY SHARES, PREFERRED A SHARES, OR PREFERRED B SHARES.

The Ordinary shares, Preferred A shares, and Preferred B shares

         Distributions--In General

         We do not anticipate paying dividends with respect to the Ordinary shares, the Preferred A shares, or the Preferred B shares in the foreseeable future, other than amounts payable with respect to the Preferred A shares and the Preferred B shares commencing July 1, 2004. However, if we were to pay dividends, subject to the passive foreign investment company rules discussed below, the gross amount of any dividend distributions (including the amount of any Netherlands withholding tax imposed thereon) paid out of current and/or accumulated earning and profits, as determined under United States of America tax principles, would be includible in the gross income of a U.S. Holder on the day such dividends were actually or constructively received and would be characterized as ordinary income for United States of America federal income tax purposes. To the extent that a dividend distribution exceeded our current and accumulated earnings and profits, it would be treated as a non-taxable return of capital to the extent of a U.S. Holder's adjusted basis in the shares and thereafter as capital gain. We do not currently maintain calculations of our earnings and profits under United States of America tax principles. Dividends paid by us to corporate U.S. Holders would not be eligible for the dividends-received deduction that might otherwise be available if such dividends were paid by a United States of America corporation.

                  Foreign Currency Considerations

                  Dividends paid by us in euros will be includible in a U.S. Holder's income when the distribution is actually or constructively received by the U.S. Holder. The amount of the dividend distribution includible in the income of a U.S. Holder will be the United States dollar value of the euros, determined by the spot rate of exchange on the date when the distribution is actually or constructively received by the U.S. Holder, regardless of whether the euros are actually converted into United States dollars at such time. If the euros received as a dividend were not converted into United States dollars on the date of receipt, then a U.S. Holder might realize exchange gain or loss on a subsequent conversion of such euros into United States dollars. The amount of any gain or loss realized in connection with a subsequent conversion would be treated as ordinary income or loss and would generally be treated as income or loss from sources within the United States of America for foreign tax credit purposes.

                  The Netherlands Withholding Tax/Foreign Tax Credits

                  Subject to certain conditions and limitations, Netherlands withholding tax imposed on dividend distributions will be treated as a non-United States of America tax that U.S. Holders may elect to credit against their United States federal income tax liability. For United States of America foreign tax credit purposes, income resulting from dividend distributions on Ordinary shares, Preferred A shares, and Preferred B shares will generally be treated as "passive income" or in the case of certain holders, "financial services income." If tax is withheld at a rate in excess of the applicable Treaty rate, the excess withholding will not be eligible for credit against the U.S. Holder's United States of America federal income tax liability.

                  Netherlands withholding tax may not be creditable against the U.S. Holder's United States of America federal income tax liability, however, to the extent that we are allowed to retain the amount of such tax withheld (rather than paying such amount over to The Netherlands tax administration) by crediting withholding tax imposed on certain dividend distributions paid to us. Although we do not anticipate being subject to these provisions, in the event that such provisions are applicable, we will endeavor to provide to U.S. Holders the information that they will need to calculate their foreign tax credit.

                  In lieu of claiming a foreign tax credit, a U.S. Holder may be eligible to claim a deduction for Netherlands withholding taxes imposed in a taxable year. However, a deduction generally does not reduce a U.S. Holder's United States of America federal income tax liability on a dollar-for-dollar basis like a tax credit. An election by a U.S. Holder to claim a deduction for non-United States of America taxes for a taxable year will apply to all non-United States of America taxes for such taxable year, and no foreign tax credit may be claimed for such taxable year.

The rules relating to foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers to determine whether and to what extent a foreign tax credit might be available in connection with dividends paid on the Ordinary shares, Preferred A shares, and Preferred B shares.

         We intend to treat the Preferred A shares and the Preferred B shares as not constituting "preferred stock" for certain United States of America federal income tax purposes. If the Preferred A shares or the Preferred B shares were treated as "preferred stock" for certain United States of America federal income tax purposes, the shares might be treated as issued with a greater than de minimis redemption premium. In such circumstance, a U.S. Holder of a Preferred A share or a Preferred B share would be required to include the redemption premium in income as a dividend on a constant-yield basis. We assume for purposes of this discussion that the Preferred A shares and the Preferred B shares do not constitute "preferred stock" for such United States of America federal income tax purposes.

         Disposition of Ordinary shares, Preferred A shares, and Preferred B shares

         Subject to the passive foreign investment company rules described below, a U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of the Ordinary shares, Preferred A shares, and Preferred B shares in an amount equal to the difference between the amount realized in such sale or disposition and the U.S. Holder's adjusted tax basis in the Ordinary shares, Preferred A shares, or Preferred B shares. Such gain or loss will generally be treated as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period with respect to such shares exceeds one year. Such gain will generally be income from sources within the United States of America for foreign tax credit purposes. Long-term capital gain realized by an individual U.S. Holder is generally subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

         A U.S. Holder that receives Foreign Currency upon the sale or other disposition of an Ordinary share, a Preferred A share, or a Preferred B share will generally realize an amount equal to the United States dollar value of the Foreign Currency on the date of sale (or, if the share is traded on an established securities market, in the case of cash basis taxpayers and electing accrual basis taxpayers, the settlement date). A U.S. Holder will have a tax basis in the Foreign Currency received equal to the United States dollar value of the amount realized. Any gain or loss realized by a U.S. Holder on a subsequent conversion or other disposition of Foreign Currency will be ordinary income or loss and will generally be income or loss from sources within the United States of America for foreign tax credit purposes.

         The receipt of Ordinary shares upon the conversion of a Preferred A share or Preferred B share will not subject a U.S. Holder to United States of America federal income tax. The U.S. Holder's adjusted tax basis in the shares converted, reduced by the amount of any accrued and unpaid dividends for which the U.S Holder receives a certificate and that are not treated as dividends for United States of America federal income tax purposes, will be allocated among the Ordinary shares received upon the conversion.

        Passive Foreign Investment Company Status In general, we will be classified as a passive foreign investment company (a "PFIC") for any taxable year in which:

         o    at least 75% of our gross income is "passive income," or

         o the average percentage of our assets that consist of assets that produce or are held for the production of "passive income" is at least 50%.

         For this purpose, "passive income" includes dividends, interest, certain royalties, rents, annuities, and the excess of gains over losses from the disposition of assets which produce passive income.

        We do not believe that we were a PFIC for the taxable year 2002, and we intend to treat the Company as other than a PFIC for the taxable year 2002. Such determination is based upon the composition of our income and our assets and the valuation of those assets. As a result, it is possible that the IRS could assert that we were a PFIC for the taxable year 2002. Thus, no assurance can be given that the IRS will not take positions contrary to our intended treatment or that a court would not agree with such positions. Furthermore, because the valuation of our assets may be derived from the trading value of our Ordinary shares which is subject to fluctuation, there is a possibility that we may be a PFIC for future taxable years. Consequently, no assurrance can be given that we will not be a PFIC for any future taxable year.

        If we are classified as a PFIC for any taxable year during which a U.S. Holder holds an Ordinary share, a Preferred A share, or a Preferred B share, then unless a U.S. Holder makes one of the elections described below for the first such year, the U.S. Holder would generally be subject to special tax rules on certain excess distributions by us to the U.S. Holder and on any gain realized on the sale or other disposition of the share. Under the PFIC rules:

         o the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the share;

         o the amount allocated to the current taxable year and any taxable year prior to the first taxable year in the U.S. Holder's holding period in which we are treated as a PFIC would be treated as ordinary income;

         o the amount allocated to each taxable year beginning with the first taxable year in the U.S. Holder's holding period in which we are classified as a PFIC, other than the current taxable year, would be subject to tax at the highest tax rate in effect for the applicable class of taxpayer for that year; and

         o the interest charge generally applicable to underpayments of tax would be imposed on the tax attributable to each taxable year beginning with the first taxable year in the U.S. Holder's holding period in which we were classified as a PFIC, other than the current taxable year.

         A U.S. Holder may generally avoid the tax consequences described above by either:

         o electing to be taxed annually on its pro rata share of our ordinary earnings and net capital gain for the taxable year in which we are a PFIC (regardless of whether amounts are distributed to an electing U.S. Holder) (a "QEF Election"), or

         o in certain circumstances, electing to be taxed annually on the excess of the fair market value of its Ordinary shares, Preferred A shares, and Preferred B shares at the end of the taxable year over the adjusted tax basis of the shares (and eligible, subject to limitation, for a deduction equal to the excess of the adjusted tax basis of the shares over the fair market value of the shares at the end of the taxable year) (a "Mark-to-Market Election").

        The electing U.S. Holder's adjusted tax basis in the Ordinary shares, Preferred A shares, and Preferred B shares would be adjusted to reflect any income or loss resulting from such elections. If we are or become a PFIC, we will provide information necessary for our U.S. Holders to make a QEF Election and to elect to mark shares to market. A U.S. Holder who owns Ordinary shares, Preferred A shares, or Preferred B shares during any year that we are a PFIC must file an annual IRS Form 8621 with the IRS.

        Each prospective investor is urged to consult its tax advisor concerning the United States of America federal income tax consequences of purchasing, holding, and disposing of Ordinary shares, Preferred A shares, and Preferred B shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the coordination of the PFIC rules with the CFC (as defined below) and FPHC (as defined below) rules.

         Controlled Foreign Corporation Status A non-United States of America corporation will be classified as a controlled foreign corporation (a "CFC") for any period in which more than 50% of the value or the voting power of the stock of such corporation is owned (directly, indirectly, or constructively) by U.S. Holders and certain other United States persons (including any entity treated as a domestic partnership for United States of America federal income tax purposes) each of whom owns (directly, indirectly, or constructively) 10% or more of the voting power of the corporation (a "CFC Shareholder").

         In general, each CFC Shareholder of a CFC that holds stock of the CFC directly, or indirectly through non-United States of America entities, is subject to United States federal income tax on the CFC Shareholder's pro rata share of the "Subpart F Income" of the CFC, regardless of whether such CFC Shareholder has received distributions on such stock. We will be classified as a CFC for the taxable year 2002 and may be classified as a CFC in future taxable years. Accordingly, each prospective investor who may be a CFC Shareholder is urged to consult its tax advisor concerning the United States of America federal income tax consequences to such investor of purchasing, holding, and disposing of interests in a CFC and the coordination of the CFC rules with the PFIC and FPHC rules.

         Foreign Personal Holding Company Status A non-United States of America corporation will be classified as a foreign personal holding company (an "FPHC") for a taxable year, if:

         o five or fewer individuals who are United States of America citizens or residents own (directly or constructively through certain attribution rules) more than 50% of the total voting power or the total value of our stock at any time during the taxable year (the "Ownership Test"), and

         o at least 60% (50%, in certain cases) of our gross income for the taxable year consists of "foreign personal holding company income," which generally includes passive income such as dividends, interest, rent, royalties, and gains from certain commodities and securities transactions (the "Income Test").

         Classification as an FPHC will, in general, require each U.S. Holder who holds (directly or indirectly through non-United States of America entities) Ordinary shares, Preferred A shares, or Preferred B shares on the last day of the taxable year during which the Ownership Test is satisfied to include in gross income as a dividend the U.S. Holder's pro rata portion of our "undistributed foreign personal holding company income" for such taxable year. Although we may have met the Ownership Test for the taxable year 2002, we did not meet the Income Test for the taxable year 2002. As a result, we were not a FPHC for the taxable year 2002. Although we may meet the Ownership Test for future taxable years, we do not expect to meet the Income Test for such future taxable years and, thus, do not expect to be classified as an FPHC for such future taxable years. Nevertheless, FPHC status for a taxable year is based upon the facts in existence during such taxable year. Consequently, no assurance can made that we will not be classified as an FPHC for any future taxable year. If we are classified as an FPHC for a taxable year, we will provide each U.S. Holder with the information necessary to comply with the FPHC rules. Each prospective investor is urged to consult its tax advisor concerning the United States of America federal income tax consequences of purchasing, holding, and disposing of Ordinary shares, Preferred A shares, and Preferred B shares if we are or become an FPHC including the coordination of the FPHC rules with the PFIC and CFC rules.

Information Reporting and Back-up Withholding

         Dividend payments made with respect to Ordinary shares, Preferred A shares, and Preferred B shares and proceeds received in connection with the sale or other disposition of Ordinary shares, Preferred A shares, and Preferred B shares may be subject to information reporting to the IRS and backup withholding. Backup withholding will not apply, however, if a U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates such fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable backup withholding rules. Persons required to establish their exempt statues must generally provide such certification on IRS Form W-9 or Form W-8BEN (as applicable). Amounts withheld as backup withholding may be credited against a holder's United States of America federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

F.       Dividends and Paying Agents

         Not applicable

G.       Statement by Experts

         Not applicable

H.       Documents on Display

         We are subject to certain of the informational requirements of the Securities Exchange Act of 1934. Following our Extraordinary General Meeting held on December 16, 2002, at which our Supervisory Board was reconstituted as a six-member body, we became a "foreign private issuer" as defined under Rule 3b-4 of the Securities Exchange Act of 1934. As such, we are exempt from the rules under the Securities Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S.companies whose securities are registered under the Securities Exchange Act. However, we will file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also publish unaudited interim financial information after the end of each quarter. We will furnish this financial information to the SEC under cover of a Form 6-K. We file our materials electronically with the SEC, so you can also review our filings by accessing the site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, you can review our SEC filings by accessing our website www.completel.com.

         You may read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, Woolworth Building, 233 Broadway, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

I.       Subsidiary Information

         See Item 4--"Information on the Company--Organizational Structure".

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

INVESTMENT PORTFOLIO AND INTEREST RATE SENSITIVITY

         Our investment policy is to utilize instruments denominated in euros that meet high credit quality standards, such as certificates of deposits, money market deposits, and commercial paper with a rating of A-1 or P-1, with maturity below 90 days, and interest rates derived from money market rates.

         Interest income earned on our investment portfolio is affected by changes in short-term interest rates. We are thus exposed to market risk related to changes in market interest rates. To date, we have managed these risks by monitoring market rates and the duration of our investments.

IMPACT OF FOREIGN CURRENCY RATE CHANGES

         Our revenue, operating expenses, capital expenditures, assets and liabilities are, for the most part, denominated in euro, which is our functional and reporting currency. In order to minimize our exposure to exchange rate risk, we invest all excess cash in euro-denominated accounts and limit our expenditures in other currencies. Prior to the completion of our Recapitalization on September 17, 2002, we were exposed to changes in currency exchange rates due to our U.S. dollar denominated senior discount notes. As part of our Recapitalization, these notes were exchanged into Ordinary shares and Convertible Preferred B shares. We believe that our current exposure to exchange rate risks is immaterial.

ITEM 12. Description of Securities Other Than Equity Securities

         Not applicable


                                    PART II


ITEM 13.  Defaults, Dividend Arrearages and Delinquencies

          None

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.        Reverse Share Splits

         On August 20, 2002, Company held an extraordinary general meeting at which its shareholders approved an amendment of the Company's Articles of Association to effect a 670-for-one reverse split of the Company's Ordinary shares, combined with a reduction of the nominal value of the resulting Ordinary shares to (euro)0.04 each. This reverse split of the Ordinary shares was effected on September 16, 2002. Furthermore, at the extraordinary general meeting, the Company's shareholders approved an amendment to the Company's Articles of Association to effect a 100-for-one reverse split of the Convertible Preferred A and B shares. This reverse split of the Company's Preferred shares was effected on September 18, 2002.

B.       Issuance of Preferred A, Preferred B, and C Shares.

         In connection with our Recapitalization, which was completed on September 17, 2002, we exchanged our 14% senior discount notes due 2009 and 14% senior notes due 2010 (collectively, the "Notes ") for convertible preferred B shares (the "Convertible Preferred B shares") and Ordinary shares together representing approximately 39% of Completel Europe's share capital outstanding (excluding the C shares described below). We also issued convertible preferred A shares (the "Convertible Preferred A shares") and Ordinary shares, together representing approximately 40% of the Company's share capital (excluding the C shares), to Meritage Private Equity Funds ("Meritage") and DeGeorge Telcom Holdings ("DeGeorge Telcom"), two of the Company's principal shareholders, as consideration for an investment of an aggregate of (euro)30.0 million by these shareholders. Meritage and DeGeorge Telcom were also issued, on a pro rata basis, a number of C shares that would cause them to hold the same number of shares for voting purposes as the former holders of the Notes. Furthermore, certain of the holders of the senior notes due 2010 made an investment of approximately (euro)9.9 million (reflecting a reinvestment of a portion of the escrow funds released to these holders) in return for the issuance of Convertible Preferred A shares, Convertible Preferred B shares and Ordinary shares, together representing approximately 14% of Completel Europe's share capital (excluding the C shares). In addition, an institutional investor made an investment of approximately (euro)2.9 million in return for the issuance of Convertible Preferred A shares and Ordinary shares.

         Finally, several members of the Company's management and senior employees made an investment of approximately (euro)0.9 million in return for the issuance of Convertible Preferred A shares and Ordinary shares.

         To the Company's best knowledge, none of the holders of Convertible Preferred A shares, Convertible Preferred B shares or Ordinary shares is subject to any lock-up or other similar arrangement.

         Following is a description of the effect of the issuance of the Preferred A, Preferred B and C shares on the rights of the holders of our Ordinary shares.

         Ordinary Shares

         Voting rights: The Ordinary shares vote with the C shares and with the Preferred shares on all matters submitted for the approval of our shareholders (other than those matters, described below, requiring (a) a separate vote of the Convertible Preferred A shareholders, the Convertible Preferred B shareholders, or the C shareholders, or (b) a combined vote of the Convertible Preferred A shareholders and the Convertible Preferred B shareholders or, as the case may be, a combined vote of the Convertible Preferred A shareholders and the C shareholders). Each Ordinary share is entitled to one vote.

         Pre-emptive rights: Each holder of an Ordinary share (together with the holders of Preferred shares) has a pre-emptive right with respect to any issue of shares (other than C shares issued in connection with a Company Sale, as defined below). This pre-emptive right exists in proportion to the aggregate nominal value of shares held by the shareholder. However, this pre-emptive right does not apply to shares issued to or for the benefit of employees of the Company or of a Group Company, or to a person who exercises a previously acquired subscription right. Nor shall it apply to shares issued in consideration for anything other than cash.

         Until March 29, 2005, pre-emptive rights may be excluded or restricted by the Board of Management, subject to the unanimous approval by all members of the Supervisory Board in office. After March 29, 2005, if the Board of Management is so designated by a two-thirds majority of the votes cast at a general meeting of our shareholders, pre-emptive rights may be excluded or restricted by the Board of Management, subject to Supervisory Board approval, adopted with a two-thirds majority of the votes cast by all members of the Supervisory Board in office. If after March 29, 2005, the Board of Management is not so designated, pre-emptive rights may only be restricted or excluded by a two-thirds majority of votes cast at a general meeting of shareholders.

         Liquidation rights: After we have paid our creditors and any liquidation preference to which the holders of our Preferred shares (including former holders of Preferred shares that have been cancelled) are entitled, we will distribute any remaining balance, first to the holders of C shares in an amount not exceeding the par value of the C shares, and then to all holders of Ordinary shares and Preferred shares in proportion to the total number of shares held by each holder.

         Preferred A Shares

         Voting rights: The Convertible Preferred A shares vote with the Convertible Preferred B shares, the C shares and the Ordinary shares on all matters submitted for the approval of our shareholders, with each Convertible Preferred A share entitled to one hundred votes. Any proposed sale of all or substantially all of our business to a third party (including by way of a merger) for less than an amount equal to the total number of Preferred shares multiplied by (euro)2,010.00 will require the approval of the meeting of the Convertible Preferred A shares, as well as the meeting of Convertible Preferred B shares. A meeting of the holders of the Convertible Preferred A shares shall also be required to approve any amendment to the Articles of Association that adversely affects the rights of the holders of Convertible Preferred A shares.

         Pre-emptive rights: Each holder of a Convertible Preferred A share (together with the holders of the Convertible Preferred B shares and Ordinary shares) has a pre-emptive right with respect to any issue of shares (other than C shares issued in connection with a Company Sale). This pre-emptive right exists in proportion to the aggregate nominal value of shares held by the shareholder. However, this pre-emptive right does not apply to shares issued to or for the benefit of employees of the Company or of a Group Company, or to a person who exercises a previously acquired subscription right. Nor does it apply to shares issued in consideration for anything other than cash.

         Until March 29, 2005, pre-emptive rights may be excluded or restricted by the Board of Management, subject to the unanimous approval by all members of the Supervisory Board in office. After March 29, 2005, if the Board of Management is so designated by a two-thirds majority of the votes cast at a general meeting of our shareholders, pre-emptive rights may be excluded or restricted by the Board of Management, subject to Supervisory Board approval, adopted with a two-thirds majority of the votes cast by all members of the Supervisory Board in office. If after March 29, 2005, the Board of Management is not so designated, pre-emptive rights may only be restricted or excluded by a two-thirds majority of votes cast at a general meeting of shareholders.

         Liquidation rights: After our creditors have been paid, we will distribute in respect of each Convertible Preferred A share, out of any surplus that remains, (euro)2,010.00, the amount of any accrued but unpaid dividends in respect of the Convertible Preferred A shares, and the amount of any accrued dividends in respect of cancelled Convertible Preferred A shares that remains unpaid as of the time of their cancellation (unless subsequently paid). Subject to the same having been paid to the holders of Convertible Preferred B shares, we will distribute any remaining balance first to the holders of the C shares, in an amount not exceeding the par value of the C shares, and then to all holders of our Ordinary shares and Preferred shares in proportion to the total number of such shares held by each holder.

         In addition, we have granted to the Convertible Preferred A shareholders an option, exercisable upon a sale of us (including by way of merger or a sale of substantially all our assets) to which we are a party or which is approved by our Supervisory Board (a "Company Sale"), to subscribe, at their nominal value, to that number of newly issued C shares that, when taken together with the outstanding Preferred shares, would provide sufficient voting rights to constitute the majority of a general meeting of shareholders required to adopt a resolution to dissolve the Company. The purpose of this option is to give the Convertible Preferred A shareholders an effective blocking vote on any Company Sale that is not in their economic interest. The option will expire upon the conversion or transfer by DeGeorge Telcom and Meritage of 50% (or more) of the aggregate 14,925 Convertible Preferred A shares they have received in the Recapitalization.

         Dividends: Until June 30, 2004, the holders of Convertible Preferred A shares are entitled to the same dividend per share, if any, as the holders of Convertible Preferred B shares and one hundred times any dividend per share paid to holders of Ordinary shares, following payment of accrued dividends in respect of our C shares, with the C shares being entitled only to no more than an annual dividend of one hundredth of a percent (0.01%) of their (euro)0.04 par value. Commencing July 1, 2004, and until the cancellation or conversion of the Convertible Preferred A shares in accordance with their terms, we will pay a dividend equal to 11% per annum, calculated over an amount of
(euro)2,010.00 per share to the holders of Convertible Preferred A shares. If in any financial year during this period we do not have sufficient profit to pay this dividend in full to the holders of Convertible Preferred A shares, the amount of any deficit will carry over to subsequent dividend payments, together with interest thereon at an annual rate of 11% compounded quarterly. The Board of Management may make interim dividends payable to the holders of Convertible Preferred A shares, subject to the requirements of Dutch law and the approval of the Supervisory Board.

         Share premium reserves: We maintain a separate share premium reserve account exclusively for the Convertible Preferred A shares. Commencing July 1, 2004, the holders of Convertible Preferred A shares may request distributions from the Preferred A share premium reserve account to make up for any dividend shortfall. If a portion of the Convertible Preferred A shares ceases to exist, we will allocate a pro rata part of the Preferred A share premium reserves to our general reserves.

         Conversion: Each Convertible Preferred A share is convertible into one hundred Ordinary shares at any time at the option of the holder of the Convertible Preferred A share and will be entitled to customary anti-dilution adjustments in relation to share dividends, share splits and similar transactions. In addition, if at the time of conversion, there are accrued but unpaid dividends in respect of the Convertible Preferred A shares, holders of the Convertible Preferred A shares will be issued a certificate representing the right to receive such accrued but unpaid dividends. The Convertible Preferred A shares will be subject, at any time, to mandatory conversion if a two-thirds majority of the total outstanding Preferred shares elect to do so with respect to all of the Preferred shares.

         Cancellation: A resolution adopted on August 20, 2002 at a general meeting of our shareholders authorized the redemption, as of July 1, 2007, of all (but not less than all) of the Convertible Preferred A shares at a redemption value of (euro)6,030.00 per share, as well as any accrued but unpaid dividends in respect of the cancelled Convertible Preferred A shares. If at that time we do not have access to sufficient funds to redeem all our then outstanding Preferred shares, the holders of Convertible Preferred A shares shall have the right to receive (euro)2,010.00 per share, as well as any accrued but unpaid dividends in respect of the cancelled Convertible Preferred A shares. Subject to the same having been paid to the holders of Convertible Preferred B shares, we will distribute any remaining surplus proportionally to the holders of the Convertible Preferred A shares and the Convertible Preferred B shares, up to the remaining balance of (euro)4,020.00 per share. The general meeting resolution must be approved by a simple majority vote, or by a two-thirds majority vote if less than half of the issued share capital is represented at the meeting.

         In addition, provided all holders of Convertible Preferred A shares consent thereto, all (but not less than all) of the Convertible Preferred A shares may be cancelled, at any time, pursuant to a Management Board proposal (subject to Supervisory Board approval, adopted with a two-thirds majority of the votes cast by all members of the Supervisory Board in office), approved by the general meeting of our shareholders by a simple majority vote, or a two-thirds majority vote if less than half of the issued share capital is represented at that meeting.

         Preferred B Shares

         Voting rights: The Convertible Preferred B shares will vote with the Convertible Preferred A, the C shares and Ordinary shares on all matters submitted for the approval of our shareholders, with each Convertible Preferred B share entitled to one hundred votes. Any proposed sale of all or substantially all of our business to a third party (including by way of a merger) for less than an amount equal to the total number of Preferred shares multiplied by (euro)2,010.00 will require the approval of the meeting of Convertible Preferred B shares, as well as the meeting of Convertible Preferred A shares. A meeting of the holders of the Convertible Preferred B shares will also be required to approve any amendment to the Articles of Association that adversely affects the rights of the holders of Convertible Preferred B shares.

         Pre-emptive rights: Each holder of a Convertible Preferred B share, together with the holders of Convertible Preferred A shares and Ordinary shares has a pre-emptive right with respect to any issue of shares (other than C shares issued in connection with a Company Sale). This pre-emptive right exists in proportion to the aggregate nominal value of shares held by the shareholder. However, this pre-emptive right does not apply to shares issued to or for the benefit of employees of the Company or of a Group Company, or to a person who exercises a previously acquired subscription right. Nor does it apply to shares issued in consideration for anything other than cash.

         Until March 29, 2005, pre-emptive rights may be excluded or restricted by the Board of Management, subject to the unanimous approval by all members of the Supervisory Board in office. After March 29, 2005, if the Management Board is so designated by a two-thirds majority of the votes cast at a general meeting of our shareholders, pre-emptive rights may be excluded or restricted by the Board of Management, subject to Supervisory Board approval, adopted with a two-thirds majority of the votes cast by all members of the Supervisory Board in office. If after March 29, 2005, the Management Board is not so designated, pre-emptive rights may only be restricted or excluded by a two-thirds majority of votes cast at a general meeting of shareholders.

         Liquidation rights: After our creditors and the holders of Convertible Preferred A shares have been paid, we will distribute in respect of each Convertible Preferred B share, out of any surplus that remains,
(euro)2,010.00, the amount of any accrued but unpaid dividends in respect of the Convertible Preferred B shares, and the amount of any accrued dividends in respect of cancelled Convertible Preferred B shares that remains unpaid as of the time of their cancellation (unless subsequently paid). We may then distribute any remaining balance first to the holders of C shares, in an amount not exceeding the par value of the C shares, and then to the holders of our Ordinary shares and Preferred shares in proportion to the total number of shares (except C shares) held by each holder.

         C Shares

         General: Pursuant to our Restructuring Agreement, DeGeorge Telcom and Meritage were issued, on a pro rata basis, that number of C shares that caused them to have the same number of shares for voting purposes as the former holders of our senior Notes. In addition, we have granted to the Convertible Preferred A shareholders an option, exercisable upon a sale of us (including by way of merger or sale of substantially all of our assets) to which we are a party or which is approved by our Supervisory Board (a "Company Sale"), to subscribe, at their nominal value, to that number of newly issued C shares that, when taken together with the outstanding Preferred shares, would provide sufficient voting rights to constitute the majority required to adopt a resolution to dissolve the Company in a general meeting of shareholders. The option will provide that these C shares may not be voted for any other purpose. The purpose of this option is to give the Convertible Preferred A shareholders an effective blocking vote on any Company Sale that is not in their economic interest. We will not issue C shares for any other purpose. In order to limit the effect of the C shares strictly to the allocation of voting power, as described above, the C shares are structured in a way that effectively gives them no independent economic value.

         Voting rights: The C shares vote with the Ordinary shares and with the Preferred shares on all matters submitted for approval by the shareholders, with each C share entitled to one vote.

         Pre-emptive rights: The holders of C shares do not have pre-emptive rights with respect to the issue of Ordinary shares or Preferred shares.

         Liquidation rights: After we have paid our creditors and any liquidation preference to which holders of Preferred shares (including former holders of Preferred shares that have been cancelled) are entitled, we will distribute any remaining balance, first to the holders of C shares in an amount not exceeding the par value of the C shares, and then to the holders of Ordinary shares and Preferred shares in proportion to the total number of such shares held by each holder.

         Dividends: The C shares are entitled to any distribution from any of our premium reserves. The holders of C shares are only entitled to a non-cumulative dividend of 0.01% per annum calculated over the (euro)0.04 par value per share of the C shares. Beginning July 1, 2004, the holders of C shares will only be entitled to this dividend after payment of all dividends owed to our Preferred Shareholders.

         Transfer restrictions: The C shares may only be transferred with the approval of our Supervisory Board. We shall not issue share certificates for C shares.

         Cancellation: The C shares held by the Company are subject to cancellation pursuant to the general meeting's adoption of a Management Board proposal, with the approval of our Supervisory Board, by a two-thirds majority vote if less than half of the issued share capital is represented at that meeting, at a redemption value equal to the par value of the C shares, subject to the consent of all holders of the C shares.

         The C shares trust: The C shares issued to Meritage and DeGeorge Telcom to equalize their voting rights are held by a trustee (the "C shares Trustee") pursuant to a trust instrument that provides that: (i) the C shares Trustee will not transfer the C shares to any person other than the Company;
(ii) in the event of any distribution in respect of the C shares, the C shares Trustee will pay such distribution (net of expenses) to the Company; (iii) so long as the C shares are outstanding, the C shares Trustee will vote the C shares in accordance with the directions of Meritage and DeGeorge Telcom, in proportion to their respective holdings of the Convertible Preferred A shares; and (iv) upon conversion of 50% or more of those Convertible Preferred A shares initially issued to Meritage and DeGeorge Telcom into Ordinary shares, or the sale to a third party of 50% or more of those Convertible Preferred A shares, the C shares Trustee will tender the C shares it holds to the Company for nil consideration.

D.       Not applicable.

E.       Use of Proceeds.

         The Registration Statement relating to the offering of up to 326,778 of our Ordinary shares issuable upon the exercise of Warrants was declared effective on, December 13, 2002. Each other record holder of our Ordinary shares at 9:00 a.m. (Paris time) on September 13, 2002 received one Warrant for each Ordinary share (nominal value (euro)0.10 per share) held at that time. On September 16, 2002, we effected a 670-for-one reverse split and reduction of the nominal value of our Ordinary shares from (euro)0.10 to
(euro)0.04 per share. With the effect of that reverse share split, each Warrant entitles its holder to subscribe to 0.005988 of our Ordinary shares (nominal value (euro)0.04 per share) and 167 Warrants were required to subscribe to one Ordinary share at a price of (euro)10.05. Warrants were only exercisable for the receipt of a whole number of Ordinary shares.

         The Warrants were exercisable during the period commencing at 9:00 a.m. (Paris time) on December 15, 2002, and ending at 5:00 p.m. (Paris time) on March 14, 2003. The total number of warrants exercised during the exercise period was 362,557, resulting in the issuance of 2,171 Ordinary shares, for which we received total proceeds of (euro)21,818.55. We intend to add these proceeds to our general funds for general corporate purposes.

         We did not incur any expenses in connection with the issuance and distribution of the Ordinary shares underlying the warrants.

ITEM 15. Controls and Procedures

         (a) Evaluation of Disclosure Controls and Procedures. The Company's Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in the Company's reports filed or submitted under the Exchange Act.

         (b) Code of Ethics. The Company adopted a Code of Ethics on January 29, 2003, a copy of which is attached hereto as Exhibit 10.2.

         (c) Changes in Internal Controls. Since the Evaluation Date, there have not been any significant changes in the Company's internal controls or in other factors that could significantly affect such controls.


ITEM 16. Reserved


                                   PART III

ITEM 17. Financial Statements

         Not applicable

ITEM 18. Financial Statements

         In response to this item, the Company incorporates herein by reference the Financial Statements of the Company set forth on pages F-3 through F-30 hereto.

ITEM 19. Exhibits

Exhibit No.        Description
-----------        -----------

  1(4)           Restated and Amended Articles of Association of Completel
                 Europe N.V.

  4.1(1) Restructuring Agreement, dated May 15, 2002, as amended as of July 29, 2002, among (i) an ad hoc committee of holders of the registrant's 14% Senior Discount Notes due 2009 and 14% Senior Notes due 2010, constituting over 75% of its outstanding Notes, (ii) Meritage Private Equity Funds and
                 (iii) DeGeorge Telcom Holdings

  4.2(4)         Form of Warrant Agreement

  4.3(3)         CompleTel Europe N.V. 2000 Stock Option Plan, as amended

  4.4            Completel Europe N.V. 2002 Stock Option Plan

  4.5            Remuneration Plan for Supervisory Directors

  4.6(2)         Extension of French License, dated November 17, 2000

  8              List of Subsidiaries of the Registrant

  10.1 Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  10.2           Completel Europe N.V. Code of Ethics

  10.3           Completel Europe N.V. Audit Committee Charter

  10.4           Consent of Deloitte & Touche

__________
(1) Previously filed as exhibits to the Registrant's Current Reports on Form 8-K, filed with the Securities and Exchange Commission on May 23, 2002 and September 4, 2002.

(2) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(3) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001 and incorporated herein by reference.

(4) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1, file number 333-99501, filed with the Securities and Exchange Commission on September 13, 2002 and incorporated herein by reference.


                                  SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Completel Europe N.V.
                                           (Registrant)


                                           By: /s/ Alexandre Westphalen
                                               -----------------------------
                                                 Alexandre Westphalen
                                                 Chief Financial Officer



Dated:  May 22, 2003

                   CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Jerome de Vitry, certify that:

1.       I have reviewed this annual report on Form 20-F of Completel Europe
         N.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:    May 22, 2003


Signature: /s/ Jerome de Vitry
--------------------------------
Name:    Jerome de Vitry
Title:   Chief Executive Officer

                   CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Alexandre Westphalen, certify that:

1.       I have reviewed this annual report on Form 20-F of Completel Europe
         N.V;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:    May 22, 2003


Signature: /s/ Alexandre Westphalen
-----------------------------------
Name:    Alexandre Westphalen
Title:   Chief Financial Officer

EXHIBIT INDEX

Exhibit No.        Description
-----------        -----------

  1(4)          Restated and Amended Articles of Association of Completel
                Europe N.V.

  4.1(1) Restructuring Agreement, dated May 15, 2002, as amended as of July 29, 2002, among (i) an ad hoc committee of holders of the registrant's 14% Senior Discount Notes due 2009 and 14% Senior Notes due 2010, constituting over 75% of its outstanding Notes, (ii) Meritage Private Equity Funds and (iii) DeGeorge Telcom Holdings

  4.2(4)        Form of Warrant Agreement

  4.3(3)        CompleTel Europe N.V. 2000 Stock Option Plan, as amended

  4.4           CompleTel Europe N.V. 2002 Stock Option Plan

  4.5           Remuneration Plan for Supervisory Directors

  4.6(2)        Extension of French License, dated November 17, 2000

  8             List of Subsidiaries of the Registrant

  10.1 Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  10.2          Completel Europe N.V. Code of Ethics

  10.3          Completel Europe N.V. Audit Committee Charter

  10.4          Consent of Deloitte & Touche

__________
(1) Previously filed as exhibits to the Registrant's Current Reports on Form 8-K, filed with the Securities and Exchange Commission on May 23, 2002 and September 4, 2002.

(2) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(3) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001 and incorporated herein by reference.

(4) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1, file number 333-99501, filed with the Securities and Exchange Commission on September 13, 2002 and incorporated herein by reference.

                         INDEX TO FINANCIAL STATEMENTS


          COMPLETEL EUROPE N.V. AND SUBSIDIARIES
          Independent Auditor's Report..................................... F-2
          Consolidated Balance Sheets as of December 31, 2002 and 2001..... F-3
          Consolidated Statements of Operations for the Years Ended
          December 31, 2002, 2001 and 2000................................. F-4
          Consolidated Statements of Shareholders' Equity for the Years
          Ended December 31, 2002, 2001 and 2000........................... F-5
          Consolidated Statements of Cash Flows for the Years Ended
          December 31, 2002, 2001 and 2000................................. F-6
          Notes to Consolidated Financial Statements....................... F-8

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of CompleTel Europe N.V.:

We have audited the accompanying consolidated balance sheet of CompleTel Europe N.V. (an N.V. registered in the Netherlands) and subsidiaries (the "Company") as of December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CompleTel Europe N.V. and subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".


                                              Deloitte & Touche Accountants
                                             /s/ Deloitte & Touche Accountants


Amsterdam, The Netherlands,
February 25, 2003 except for
the matters described in Note
14 as to which the date is
April 10, 2003.

                                                COMPLETEL EUROPE N.V. AND SUBSIDIARIES
                                                      CONSOLIDATED BALANCE SHEETS
                                   (Stated in thousands of euro, except share and per share amounts)


                                            ASSETS                                           December 31,           December 31,
                                                                                                     2002                   2001
CURRENT ASSETS:
  Cash and cash equivalents.............................................................     (euro)60,181           (euro)81,613
  Short-term investments, restricted....................................................                -                 16,694
  Accounts receivable, net of allowance for doubtful receivables
    of(euro)691 and(euro)1,530, respectively............................................           14,892                 15,757
  Affiliate receivables.................................................................              266                  2,121
  VAT receivables.......................................................................           10,196                 24,472
  Prepaid expenses and other current assets.............................................            2,930                 11,494
                 Total current assets...................................................           88,465                152,151



NON-CURRENT ASSETS:
  Property and equipment, net...........................................................          244,876                277,807
  Licenses, net of accumulated amortization of(euro)355 and(euro)335,
    respectively........................................................................              983                  2,104
  Goodwill..............................................................................                -                  5,793
  Deferred financing costs, net.........................................................                -                  7,525
  Non-current investments, restricted...................................................                -                  8,085
  Other non-current assets..............................................................            1,376                  2,525

         Total non-current assets.......................................................          247,235                303,839
TOTAL ASSETS............................................................................    (euro)335,700          (euro)455,990

                                                LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Network vendor payables...............................................................     (euro)10,384           (euro)37,356
  Accrued liabilities ..................................................................            4,875                 11,640
  Accrued payroll.......................................................................           10,215                 10,256
  Trade accounts payable................................................................           18,699                 45,694
  Affiliate payables....................................................................                -                  1,393

                Total current liabilities...............................................           44,173                106,339
LONG-TERM DEBT..........................................................................            3,986                227,735
COMMITMENTS AND CONTINGENCIES (Note 8)
CONVERTIBLE PREFERRED A SHARES, nominal value, (euro)4.00 per share, liquidation value, (euro)2,010 per share, 24,000 shares authorized, 21,730 shares issued and outstanding at
  December 31, 2002.....................................................................           29,056                      -
CONVERTIBLE PREFERRED B SHARES, nominal value,(euro)4.00 per share, liquidation value,(euro)2,010 per share, 16,000 shares authorized, 14,924 shares issued
  and outstanding at December 31, 2002..................................................           98,187                      -
SHAREHOLDERS' EQUITY:
   Ordinary shares, nominal value (euro)0.04 per share, 6,300,000 shares authorized; 3,905,414 and 239,635 shares issued and outstanding at
         December 31, 2002
         and December 31, 2001, respectively............................................              157                     10
  C shares, nominal value(euro)0.04 per share, 10,000,000 shares authorized,
         1,548,261 shares issued and outstanding at December 31, 2002...................               62                      -
  Additional paid-in capital............................................................          728,848                706,138
  Deferred compensation.................................................................           (2,697)               (11,192)
  Other cumulative comprehensive loss...................................................              495                    747
  Accumulated deficit...................................................................         (551,014)              (558,234)
  Treasury stock, at cost...............................................................          (15,553)               (15,553)

TOTAL SHAREHOLDERS' EQUITY..............................................................          160,298                121,916
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .............................................    (euro)335,700          (euro)455,990


              The accompanying notes are an integral part of these consolidated financial statements.


                                      F-3



                                                COMPLETEL EUROPE N.V. AND SUBSIDIARIES
                                                 CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Stated in thousands of euro, except share and per share amounts)



                                                                                                Year Ended          Year Ended
                                                                           Year Ended          December 31,        December 31,
                                                                       December 31, 2002           2001                2000
                                                                       -------------------    ----------------    ----------------
REVENUE...........................................................          (euro) 97,773       (euro) 75,939       (euro) 22,951

OPERATING EXPENSES:
  Network costs, excluding depreciation...........................                 62,766              66,131              23,162
  Selling, general and administrative
  (excluding non- cash compensation charges)......................                 53,862              61,863              49,839
  Allocated costs from an affiliate...............................                      -               5,402              12,090
  Non-cash compensation charges...................................                  3,940               2,844              55,397
  Depreciation and amortization...................................                 30,763              28,520              14,472
  Restructuring, impairment and other charges.....................                 13,636               6,049                   -
                                                                       -------------------    ----------------    ----------------
         Total operating expenses.................................                164,967             170,809             154,960
                                                                       -------------------    ----------------    ----------------

OPERATING LOSS....................................................               (67,194)            (94,870)           (132,009)
                                                                       -------------------    ----------------    ----------------

OTHER INCOME (EXPENSE):
  Interest income.................................................                  2,322              12,728              22,186
  Interest expense, net of capitalized interest...................               (22,943)            (29,485)            (28,968)
  Net gain on exchange of Notes for shares........................                 91,057                   -                   -
  Gain on early extinguishment of debt............................                      -              46,168               1,053
  Foreign exchange gain (loss) and other income (expense).........                  9,126             (8,173)            (18,806)
                                                                       -------------------    ----------------    ----------------
         Total other income (expense).............................                 79,562              21,238            (24,535)
                                                                       -------------------    ----------------    ----------------

NET INCOME (LOSS) FROM CONTINUING OPERATIONS                                       12,368            (73,632)           (156,544)

DISCONTINUED OPERATIONS:
  Loss from discontinued operations...............................                (5,148)           (225,417)            (43,681)
                                                                       -------------------    ----------------    ----------------

NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT
OF CHANGE IN ACCOUNTING PRINCIPLE.................................                  7,220           (299,049)           (200,225)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                                     -                   -               (263)

                                                                       -------------------    ----------------    ----------------
NET INCOME (LOSS).................................................           (euro) 7,220    (euro) (299,049)    (euro) (200,488)
                                                                       ===================    ================    ================

ACCRETION OF CONVERTIBLE PREFERRED SHARES                                         (2,800)                   -                   -
                                                                       ===================    ================    ================

NET INCOME (LOSS) APPLICABLE TO ORDINARY SHARES...................           (euro) 4,420    (euro) (299,049)    (euro) (200,488)
                                                                       ===================    ================    ================

BASIC INCOME (LOSS) PER ORDINARY SHARE............................            (euro) 3.40   (euro) (1,272.81)     (euro) (896.67)
                                                                       ===================    ================    ================
DILUTED INCOME (LOSS) PER ORDINARY SHARE..........................            (euro) 3.05   (euro) (1,272.81)     (euro) (896.67)
                                                                       ===================    ================    ================

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING............
                                                                                1,299,507             234,952             223,592
                                                                       ===================    ================    ================

WEIGHTED AVERAGE NUMBER OF DILUTED ORDINARY SHARES OUTSTANDING....
                                                                                2,364,010             234,952             223,592
                                                                       ===================    ================    ================

         The accompanying notes are an integral part of these consolidated financial statements.


                                      F-4

                                                COMPLETEL EUROPE N.V. AND SUBSIDIARIES
                                            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                          (Stated in thousands of euro, except share amounts)

                                                                                                 Additional
                                                                                                  Paid-in         Deferred
                                                    Ordinary Shares             C Shares          Capital      Compensation
                                                    ---------------             --------        ------------   ------------
                                                  Number         Amount    Number      Amount


BALANCE January 1, 2000......................       188,258      (euro)8         -     (euro)-(euro)129,068  (euro)(28,036)


 Issuance of ordinary shares in connection
 with initial public offering, net of
 underwriters' discount and offering costs...        46,687            2         -           -      512,534              -
 Deemed contributions by LLC related to
 allocation of non-cash compensation charges.             -            -         -           -       66,832        (60,493)
 Issuance of stock options, net of forfeited
 stock options...............................             -            -         -           -       (1,122)         1,122
 Amortization of deferred compensation.......             -            -         -           -            -         54,211
 Issuance of ordinary shares as
 consideration for LLC units.................         4,690            -         -           -       15,554              -
 Cumulative translation adjustment...........             -            -         -           -            -              -
 Net loss....................................             -            -         -           -            -              -
BALANCE, December 31, 2000...................       239,635           10         -           -      722,866        (33,196)
 Deemed contributions by LLC related to
 allocation of non-cash compensation charges.             -            -         -           -      (16,744)         9,496
 Exercise of stock options...................             -            -         -           -           16              -
 Amortization of deferred compensation.......             -            -         -           -            -         12,508
 Cumulative translation adjustment ..........             -            -         -           -            -              -
 Net loss......................................           -            -         -           -            -              -
BALANCE, December 31, 2001........................  239,635           10         -           -      706,138        (11,192)
 Deemed contributions by LLC related to
 allocation of non-cash compensation charges.             -            -         -           -       (4,192)         2,031
 Amortization of deferred compensation.......             -            -         -           -            -          3,462
 Issuance of Ordinary shares upon
recapitalization.............................     3,665,606          147         -           -       30,063              -
 Issuance of C shares........................             -            -  1,548,261         62            -              -
 Accretion of convertible preferred A and B
shares.......................................             -            -         -           -       (2,800)             -
 Issuance of stock options...................             -            -         -           -        2,640              -
 Issuance of Ordinary shares upon warrants
exercise.....................................            73            -         -           -            1              -
 Conversion of convertible preferred B
shares to   Ordinary shares..................           100            -         -           -            -              -
 Forfeitures of stock options................             -            -         -           -       (3,002)         3,002
 Cumulative translation adjustment...........             -            -         -           -            -              -
 Net loss....................................             -            -         -           -            -              -
BALANCE, December 31, 2002                        3,905,414   (euro) 157  1,548,261  (euro) 62 (euro)728,848   (euro)(2,697)


[Table continued]                               COMPLETEL EUROPE N.V. AND SUBSIDIARIES
                                            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                          (Stated in thousands of euro, except share amounts)


                                                         Other                     Treasury
                                                       Cumulative                  Stock at           Total
                                                     Comprehensive  Accumulated      Cost         Comprehensive
                                                         Loss         Deficit      (Note 4)           Loss         Total
                                                    -------------   -----------   ----------      -------------    -------



BALANCE January 1, 2000......................            (euro)728 (euro)(58,697)      (euro)-   (euro)(48,925) (euro)43,071


 Issuance of ordinary shares in connection
 with initial public offering, net of
 underwriters' discount and offering costs...                    -             -             -               -       512,536
 Deemed contributions by LLC related to
 allocation of non-cash compensation charges.                    -             -             -               -         6,339
 Issuance of stock options, net of forfeited
 stock options...............................                    -             -             -               -             -
 Amortization of deferred compensation.......                    -             -             -               -        54,211
 Issuance of ordinary shares as
 consideration for LLC units.................                    -             -       (15,554)              -             -
 Cumulative translation adjustment...........                  291             -             -             291            291
 Net loss....................................                    -      (200,488)            -        (200,488)      (200,488)

BALANCE, December 31, 2000...................                1,019      (259,185)      (15,554)       (200,197)       415,960

 Deemed contributions by LLC related to
 allocation of non-cash compensation charges.                    -             -             -               -         (7,248)
 Exercise of stock options...................                    -             -             1               -             17

 Amortization of deferred compensation.......                    -             -             -               -         12,508
 Cumulative translation adjustment ..........                (272)             -             -            (272)          (272)
 Net loss.....................................                          (299,049                      (299,321)      (299,049)
BALANCE, December 31, 2001........................             747      (558,234)      (15,553)       (299,321)       121,916
 Deemed contributions by LLC related to
 allocation of non-cash compensation charges.                    -             -             -               -         (2,161)
 Amortization of deferred compensation.......                    -             -             -               -          3,462
 Issuance of Ordinary shares upon
recapitalization.............................                    -             -             -               -         30,210
 Issuance of C shares........................                    -             -             -               -             62
 Accretion of convertible preferred A and B                      -             -             -               -         (2,800)
shares.......................................
 Issuance of stock options...................                    -             -             -               -          2,640
 Issuance of Ordinary shares upon warrants
exercise.....................................                    -             -             -               -              1
 Conversion of convertible preferred B
shares to   Ordinary shares..................                    -             -             -               -              -
 Forfeitures of stock options................                    -             -             -               -              -
 Cumulative translation adjustment...........                 (252)            -             -            (252)          (252)
 Net loss....................................                    -         7,220             -           7,220          7,220
BALANCE, December 31, 2002                              (euro) 495(euro)(551,014)(euro)(15,553)   (euro) 6,968  (euro)160,298


                            The accompanying notes are an integral part of these consolidated financial statements.



                                      F-5

                                                COMPLETEL EUROPE N.V. AND SUBSIDIARIES
                                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                     (Stated in thousands of euro)

                                                            Year Ended               Year Ended                  Year Ended
                                                         December 31, 2002        December 31, 2001          December 31, 2000
                                                       ----------------------  ------------------------   -----------------------
 OPERATING ACTIVITIES:
 Income (loss) from continuing operations...........                12,368                  (73,632)                   (156,544)
   Adjustments to reconcile income (loss) from
   continuing operations to net cash flows provided
   by continuing operating activities:
     Depreciation and amortization..................                30,763                   28,520                      14,472
     Non-cash compensation expense..................                 3,940                    2,844                      55,397
     Accretion of senior discount notes.............                10,090                   13,347                      10,932
     Amortization of deferred financing costs.......                   574                    1,596                       2,081
     Gain on early extinguishment of debt...........                     -                  (46,168)                     (1,053)
     Gain on exchange of Notes for shares...........               (91,057)                       -                           -
     Impairment of property, equipment and intangibles               5,793                        -                           -
     Foreign exchange loss..........................                    86                    6,926                      12,188
        Effect of change in accounting principle......                   -                        -                        (263)
     Changes in operating assets and liabilities net
     of the effects of acquisitions:
       Decrease (increase) in accounts receivable...                (1,863)                      87                     (10,657)
        Decrease (increase) in prepaid expenses,
         VAT receivables and other current assets...                11,714                    9,167                     (29,361)
       Decrease (increase) in other non-current assets                (288)                     370                        (647)
       Increase (decrease) in accrued liabilities and
       trade accounts payable.......................               (26,828)                 (11,453)                     54,047
       Increase (decrease) in net affiliate
       payables/receivables.........................                   462                    1,205                      (1,409)
     Net cash used in continuing operations.........               (44,246)                 (67,191)                    (50,817)
     Net cash used in discontinued operations.......                 2,938                  (52,625)                    (20,325)
Net cash flows used in operating activities.........               (41,308)                (119,816)                    (71,142)

INVESTING ACTIVITIES:
   Expenditures for property and equipment..........               (23,163)                (149,852)                   (227,496)
   Expenditures for licenses and other intangibles..                  (175)                    (936)                     (2,705)
    Acquisitions, net of cash acquired..............                     -                  (12,886)                          -
   Offering proceeds and investment earnings placed
   in    escrow.....................................                     -                        -                     (69,739)
   Proceeds from escrowed offering and investment
     earnings.......................................                                         33,624                           -
                                                                         -
 Net cash flows used in investing activities........               (23,338)                (130,050)                   (299,940)

FINANCING ACTIVITIES:
   Net proceeds from recapitalization...............                43,678                        -                           -
   Net proceeds from initial public offering........                     -                        -                     512,536
   Net proceeds from senior notes...................                     -                        -                     192,995
   Proceeds from issuance of warrants...............                     1                        -                           -
   Repurchase of senior discount notes..............                     -                        -                     (14,867)
   Repurchase of senior notes from cash and cash
     equivalents....................................                     -                  (11,236)                          -
   Repurchase of senior notes from restricted                            -                  (17,721)                          -
   investments......................................
   Deferred financing costs.........................                                           (722)                    (11,902)
                                                                         -
Net cash flows provided by (used in) financing
   activities.......................................                43,679                  (29,679)                    678,762

   Effect of exchange rates on cash.................                  (465)                    (540)                     (3,097)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                                   (21,432)                (280,085)                    304,583
CASH AND CASH EQUIVALENTS, beginning of
   period...........................................                81,613                  361,698                      57,115

CASH AND CASH EQUIVALENTS, end of period............(euro)          60,181  (euro)           81,613   (euro)            361,698



SUPPLEMENTAL CASH FLOW DISCLOSURES:
 Cash paid for interest.............................           (euro)8,531             (euro)25,488                (euro)14,000
 Cash paid for taxes................................               (euro)-                  (euro)-                     (euro)-
 Non-cash financing and investing activities:
   Senior Notes and Senior Discount Notes exchanged
 for        preferred and ordinary shares...........         (euro)222,608                  (euro)-                     (euro)-
   Carrying value of preferred and ordinary shares
 issued in exchange for Senior Notes and Senior
 Discount Notes.....................................         (euro)112,494                  (euro)-                     (euro)-

         The accompanying notes are an integral part of these consolidated financial statements.



                     COMPLETEL EUROPE N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(1)  Organization And Nature Of Operations

         The Company's business

         CompleTel Europe N.V. ("CompleTel Europe") (together with its wholly-owned subsidiaries, the "Company") is a Dutch holding company incorporated on December 14, 1998. The Company is a facilities-based operator of a technologically advanced, high-capacity, fiber optic communications infrastructure. A facilities-based operator uses mainly its own telecommunications facilities to provide services, in contrast with non-facilities-based resellers, who purchase services of other providers and then retail the services to customers.

         The Company provides telecommunications, data and Internet-related services to business and government end-users, carriers and Internet service providers in targeted metropolitan areas in France. It delivers these services primarily to on-net customers directly connected to its fiber optic metropolitan area networks, or MANs. The Company has MANs in nine areas in France, covering the cities of: (1) Paris, (2) Lyon, (3) Marseille and Aix,
(4) Lille, Roubaix and Tourcoing, (5) Grenoble, (6) Toulouse, (7) Nice and Sophia-Antipolis, (8) Nantes and (9) Strasbourg, Colmar and Mulhouse. The construction of the Company's MANs was completed during the last quarter of 2001. The Company's MANs are connected by its inter-city network leased on a short-term basis.

         The Company's operational restructuring

         Since its inception, the Company has generated operating losses and negative cash flow from its operating activities. The Company expects to continue to experience operating losses and negative cash flows from operations until it establishes a sufficient revenue-generating customer base. While the Company is experiencing growth in its core retail activity in France, and believes that this trend will continue, since mid-2001, the Company has been affected by the general weakness in the European markets for carrier and dial-up Internet access and Internet data center services. In light of these adverse market conditions, the Company implemented operational reorganization and restructuring measures in order to adjust its operations to foreseeable market conditions, reducing ongoing operating expenses and capital outlays. In particular, the Company implemented a major downsizing of its German operations in view of the slowdown in German telecommunications markets (particularly in the carrier and ISP segments). Further, in April 2002, the Company decided to sell its entire German operations, which sale was completed in early May 2002 (see Note 3, Discontinued Operations). In addition, faced with a significant downturn in the web hosting market, linked to the collapse of the ".com" market and installed hosting overcapacity in Europe, the Company decided to scale down the Internet data center operations it had launched in France, Germany and the United Kingdom. In France, the Company integrated these activities with its retail business, while in Germany and the United Kingdom the Company exited these markets by selling its entire operations in these countries in May 2002.

         Having decided to concentrate its efforts solely in France, the Company closed its London offices and simplified its corporate headquarters structure at the end of the second quarter of 2002. In 2002, the Company also reduced its selling, general and administrative expenses, in particular, in its corporate headquarters functions and Internet data center operations.

         The Company's Recapitalization

         Although the Company's operational restructuring described above had the desired effect of reducing ongoing operating expenses and capital outlays, the Company's funding requirements were still in excess of its capital resources. To address its funding situation, the Company effected a recapitalization plan (the "Recapitalization"), pursuant to a restructuring agreement (the "Restructuring Agreement ") dated May 15, 2002, as amended on July 29, 2002, among the Company, holders of its 14% senior discount notes due 2009 and 14% senior notes due 2010 (collectively, the "Notes") and its principal shareholders. The Recapitalization was completed on September 17, 2002, and involved the following:

         Exchange of Senior Notes and Senior Discount Notes for Convertible
              Preferred B Shares and Ordinary shares;

         Payment of interest due on the Senior Notes by releasing the outstanding balance in the escrow account established to provide funds for interest payments on these Senior Notes;

         A(euro)43.7 million cash investment in Convertible Preferred A and Ordinary shares; and

         The issuance of warrants to holders of Ordinary shares. The exercise of these warrants would result in an additional investment of up to (euro)3.3 million.

         Exchange of the Notes for Convertible Preferred B shares and Ordinary shares. The outstanding Senior Notes with a carrying value of (euro)121.9 million at the date of the exchange where exchanged for 757,340 Convertible Preferred B shares, with a deemed value of (euro)50.7 million and 757,340 Ordinary shares with a fair value of (euro)7.5 million, resulting in a gain of
(euro)63.5 million. The outstanding Senior Discount Notes with a carrying value of (euro)100.7 million at the date of the exchange where exchanged for 702,692 Convertible Preferred B shares, with a deemed value of (euro)47.1 million and 702,692 Ordinary shares with a fair value of (euro)7.1 million, resulting in a gain of (euro)46.5 million. The Convertible Preferred B shares and Ordinary shares together represent issued in these exchanges represent approximately 39% of CompleTel Europe's share capital outstanding (excluding the C shares described below). The deemed value of the Convertible Preferred B shares issued in exchange for the Company's Notes was determined as the sum of their redemption value and the dividends payable through the date of redemption under the term of of the agreements, in accordance with the provision of Statement of Financial Accounting Standards ("SFAS")N(degree)15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings", under which this exchange was effectively considered to be a modification of the terms of the Notes. Net of expenses relating to this exchange amounting to
(euro)2.7 million and the write off of deferred financing cost relating to the Notes of (euro)7.0 million, the total gain recognized on this exchange amounted to (euro)100.5 million.

         Payment of interest due on the Senior Notes. The Company sold certain securities held in escrow to meet future interest payment obligation under the Senior Notes and distributed the proceeds of (euro)16.8 to the Note holders. Since the interest payable on the Notes only amounted to (euro)7.3 million, the company recognized a loss of (euro)9.4 million, which is recorded as part of the Recapitalization gain. Certain Note holders used (euro)9.9million of the cash received to reinvest in the Company as described below.

         A (euro)43.7 million cash investment in Convertible Preferred A and Ordinary shares. The Recapitalization included an investment of an aggregate of :

         o (euro)30.0 million by Meritage Private Equity Funds ("Meritage") and DeGeorge Telcom Holdings ("DeGeorge Telcom"), two of the Company's principal shareholders, in return for the issuance of 1,492,537 Convertible Preferred A shares and 1,492,537 Ordinary shares. Meritage and DeGeorge Telcom were also issued, on a pro rata basis, a 1,217,719 C shares that will cause them to hold the same number of shares for voting purposes as the former holders of the Notes. In order to limit the effect of the C shares strictly to the allocation of voting power, the C shares are structured in a way that effectively gives them only nominal economic value.

         o (euro)9.9 million made by certain of the holders of the Senior Notes from the proceeds of the payment of interest to these Senior Note holders as described above, in return for the issuance of 490,400 Convertible Preferred A shares, 32,538 Convertible Preferred B shares and 522,938 Ordinary shares.

         o (euro)2.9 million invested by an institutional investor made in return for the issuance of 143,400 Convertible Preferred A shares and Ordinary shares.

         o (euro)0.9 million invested by several members of the Company's management and senior employees in return for 46,700 Convertible Preferred A shares and 46,700 Ordinary shares.

         The Company used a relative fair value method for establishing the initial carrying value of the shares issued in return for the cash investment of (euro)43.7 million. Accordingly, of the aggregate cash investment, an amount of (euro)26.3 million was ascribed to the Convertible Preferred A shares, (euro)0.3 million to Convertible Preferred B shares, (euro)17.0 million to Ordinary shares and (euro)0.1 million to C shares.

         The issuance of warrants to holders of Ordinary shares. The Restructuring Agreement also contemplates that up to an additional (euro)3.3 million may be invested in the form of the exercise of warrants for Ordinary shares. These warrants were issued on September 12, 2002 to the Company's then existing shareholders and will be exercisable between December 15, 2002 and the fifteenth day following the publication of the Company's 2002 financial statements. In the event that warrants expire unexercised, the Company has undertaken to make the Ordinary shares underlying those warrants available for subscription by the holders of its Convertible Preferred A Shares and Convertible Preferred B Shares. The Company has received a commitment from an institutional investor to take up approximately 51% of these subscription rights, if they are offered. As of December 31, 2002, 73 warrants have been exercised.

         Effect on financial condition. As part of the Recapitalization, all of the Company's outstanding Notes were converted into Convertible Preferred B and Ordinary shares; thereby, the Company's outstanding indebtedness effectively was eliminated. In addition, the Company raised a total of
(euro)43.7 million cash investment in its Convertible Preferred A and Ordinary shares. The Company believes that, as a result of the completion of the Recapitalization and the cash saving effect of its operational restructuring, its cash balances, together with the anticipated cash flow from its operations, will be sufficient to fully fund its operations to cash flow breakeven.

         Accounting Treatment of the Recapitalization. The Convertible Preferred A shares and Convertible Preferred B shares (together, the "Preferred shares") issued in the Recapitalization are classified outside of shareholders' equity as a result of their redemption feature (see Note 7, terms of the Preferred Shares). The total gain on the Recapitalization amounted to (euro)91.1 million, which comprises the gain on the exchange of the Notes of (euro)100.5 and the loss on the repayment of interest of
(euro)9.4 million as described above.


         The Company's Organization

         As discussed further below, CompleTel Europe was an indirect majority owned subsidiary of CompleTel LLC ("LLC"), a Delaware limited liability company, through November 2000. An indirect 7% interest in CompleTel Europe was acquired by purchasers of units in the Company's Senior Discount Note offering (Note 6). LLC was known as CableTel Delaware LLC ("CableTel Delaware") from its formation on January 8, 1998 through May 18, 1998, when it was reorganized and renamed as CableTel Europe LLC in connection with the admission of a new member. Effective August 20, 1998, CableTel Europe LLC changed its name to CompleTel LLC.

         In November and December 1999, LLC received additional cash contributions totaling approximately (euro)41.7 million from new and existing investors. As of December 31, 1999, LLC had contributed, through a series of planned transactions, (euro)39.6 million to CompleTel GmbH through intermediate subsidiaries in exchange for one share of CompleTel GmbH, and contributed approximately (euro)2.1 million to CompleTel Europe through intermediate subsidiaries in exchange for ordinary shares of CompleTel Europe. Through this series of planned transactions, an intermediate subsidiary of LLC received one share of CompleTel GmbH, which was contributed to BVI in February 2000 in exchange for one BVI Class B share. Also, in February 2000 the BVI share was contributed to CompleTel Europe in exchange for ordinary shares in CompleTel Europe. These transactions have been accounted for as a reorganization of entities under common control. Accordingly, the accompanying consolidated financial statements retroactively reflect the deemed capital contribution by LLC through certain intermediate subsidiaries to BVI and CompleTel Europe of the one share interest in CompleTel GmbH and the associated 31,009 ordinary shares issued by CompleTel Europe as if such transaction had occurred in December 1999.

         Following CompleTel Europe's initial public offering ("IPO") (see
Note 5), LLC commenced certain transactions that provided its members the ability to hold their interests in CompleTel Europe directly rather than indirectly. In December 2000, an aggregate 92,048 shares of CompleTel Europe were distributed to members of LLC. As a result of this distribution and the contribution transaction described in Note 4, LLC no longer exercises majority voting control over CompleTel Europe and CompleTel Europe is not a consolidated entity in the financial statements of LLC, effective December 1, 2000. CompleTel L.L.C. is therefore not preparing consolidated financial statements including CompleTel Europe N.V. for the fiscal years 2002 and 2001.

(2)  Summary Of Significant Accounting Policies

         Basis of Presentation

         The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform with the current year presentation.

         Stock Split

         On August 20, 2002, Company held an extraordinary general meeting at which its shareholders approved an amendment of the Company's Articles of Association to effect a 670-for-one reverse split of the Company's Ordinary shares, combined with a reduction of the nominal value of the resulting Ordinary shares to (euro)0.04 each. This reverse split of the Ordinary shares was effected on September 16, 2002. Furthermore, at the extraordinary general meeting, the Company's shareholders approved an amendment to the Company's Articles of Association to effect a 100-for-one reverse split of the Convertible Preferred A and B shares. This reverse split of the Company's Preferred shares was effected on September 18, 2002. All share and per share amounts have been restated to show the effect of these stock splits. Accordingly, the accompanying consolidated financial statements have been retroactively restated to give effect to these recapitalizations.

         Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of CompleTel Europe and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

         Cash and Cash Equivalents

         For purposes of reporting cash flows, the Company considers commercial paper with original maturities of ninety days or less at the date of acquisition to be cash equivalents.

         Restricted Current and  Non-current Investments

         Restricted current and non-current investments include investments in Italian government bonds which are considered to be held-to-maturity securities. Upon maturity the proceeds from these securities are used to pay interest on the Senior Notes (note 6). The held-to-maturity securities are recorded at their current discounted value, amounting to (euro)24.8 million as of December 31, 2001. These securities had a total maturity value of
(euro)31.0 million at redemption date.

         Accounts Receivable

         Customer accounts receivable represent receivables from the Company's services, less an allowance for doubtful receivables based on the Company's assessment of probable loss related to overdue accounts receivable. Additionally, accounts receivable includes deferred revenue balances and excludes the VAT applicable to the customer receivables, which are separately disclosed. The following table reflects the movement in the Company's allowance for doubtful receivables (in thousands):

                                                                                          2002               2001
Allowance for doubtful receivables, beginning of year .................            (euro)1,530          (euro)733
Additional provisions..................................................                  1,357              4,748
Receivables write-offs.................................................                (2,196)            (3,951)
Allowance for doubtful receivables, end of year........................              (euro)691       (euro) 1,530

         Prepaid Expenses, VAT Receivables and Other Current Assets

         Prepaid expenses consist primarily of prepaid rent and prepaid insurance. Prepayments are amortized on a straight-line basis over the life of the underlying agreements. VAT receivables consist primarily of the value added taxes ("VAT") related to the receivable from customers from the Company's services and amounts due to the Company's subsidiaries for VAT paid on purchased goods and services. VAT receivables are recoverable through a netting of VAT payables on sales revenue or by a request for reimbursement to the applicable taxing authority. Other current assets consist primarily of deposits on office and switch location premises.

         Property and Equipment

         Property and equipment includes network equipment, office furniture and equipment, computer equipment and software, leasehold improvements, buildings and construction in progress. These assets are stated at historical cost and are depreciated when ready for their intended use on a straight-line basis over the estimated useful lives of the related assets as follows:

                                                              Estimated
                                                              Useful Life

Network plant........................................         15 to 20 years
Network equipment....................................         3 to 8 years
Office furniture and equipment.......................         5 years
Computer equipment and software......................         3 to 5 years
Leasehold improvements...............................         9 to 12 years
Buildings............................................         20 years

                  Property and equipment consisted of the following (in thousands):

                                                       December 31,
                                                       2002         2001

Network plant and equipment.................    (euro)301,033 (euro)276,206
Office furniture and equipment..............            3,127         3,602
Computer equipment and software.............            5,177         7,152
Leasehold improvements......................            3,762         4,096
Materials and supplies .....................                -         5,525
Buildings...................................              205           205

Property and equipment, in service..........          313,304       296,786
Less: accumulated depreciation..............         (76,018)      (49,573)

Property and equipment, in service, net.....          237,286       247,213
Construction in progress....................            7,590        30,594

Property and equipment, net.................    (euro)244,876 (euro)277,807



         Network plant costs include the network plant and cable installed and portions of labor involved in the installation of the Company's core MANs and the extensions from the core MANs to buildings and sites where potential customers may be located. The Company depreciates its network plant over periods ranging from 15 years for cable to 20 years for duct.

         Network equipment costs include the network and switch equipment installed and portions of labor involved in the installation of the Company's switch sites, hubs and nodes and the extensions from the nodes to buildings and sites where potential customers may be located. The Company depreciates its network equipment over periods ranging from 3 years for network support equipment to 8 years for switch equipment and network transmission equipment.

         The Company capitalized approximately (euro)0.9 million, (euro)14.2 million and (euro)10.1 million of interest during the years ended December 31, 2002, 2001 and 2000. As of December 31, 2002, the cumulative net book value of capitalized interest totalled approximately (euro)14.8 million.

         Expenditures for maintenance and repairs are expensed as incurred.

         Computer Software Costs

         The Company capitalizes software used for internal purposes in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). Internal and external costs incurred in the planning or conceptual development of software for internal use are expensed as incurred. Once the planning or conceptual development of software has been achieved and the project has reached the application or development stage, external direct costs of materials and services used in the project, payroll and payroll-related costs for employees who are directly associated with and who devote time to the project (to the extent of the time spent directly on the project) and interest cost incurred in the development of the project are capitalized. Training and routine maintenance costs are expensed as incurred.

         Deferred Financing Costs

         Costs to obtain debt financing are capitalized and amortized to interest expense over the life of the related debt facility using the effective interest method. All remaining deferred financing costs were written off as a result of the Company's Recapitalization.

         License Costs

         The Company capitalizes third-party direct costs associated with obtaining licenses. Capitalized license costs are amortized at commencement of operations over the lives of the related licenses, ranging from 15 to 25 years on a straight-line basis.


         Recoverability of Long-Lived Assets

         The Company evaluates the carrying value of its long-lived assets whenever events or circumstances indicate the carrying value of assets may exceed their recoverable amounts. For long-lived assets other than goodwill, an impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. If an asset, which is expected to be held and used, is determined to be impaired, then the asset would be written down to its fair market value based on the present value of the discounted cash flows related to such asset.

         For goodwill the Company applied the policy described in the preceding paragraph for years prior to 2002. Beginning in 2002 the Company follows the goodwill impairment guidelines of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill is tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. A reporting unit is defined as an operating segment or one level lower. In connection with the Company's annual impairment test in December 2002, the Company impaired its entire goodwill which had a carrying value of (euro)5.8 million

           Measurement of an impairment loss for an asset held for sale are based on an asset's fair market value less the estimated costs to sell. In accordance with this policy, as of December 31, 2001, the Company assessed all of its network assets and consequently recorded impairment losses in 2001 totaling (euro)130.3 million in Germany and (euro)12.4 in the United Kingdom (see Note 12). These impairments are classified as part of discontinued operations (see Note 3).

         Revenue Recognition

         Revenue related to non-installation services offered by the Company is recognized in the period the services are delivered.

         Installation revenue is initially deferred upon installation and invoicing of the service and recognized as revenue over the expected life of the service.

         As required, the Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") in the fourth quarter of 2000, retroactive to January 1, 2000. SAB 101 provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The Company's 2000 statement of operations reflects the application of SAB 101, which initially resulted in the deferral of approximately (euro)2.1 million of installation revenue into future periods. The cumulative effect of change in accounting principle is reflected in the 2000 consolidated statement of operations for the impact related to periods prior to January 2000. The cumulative effect related to periods prior to January 2000 was immaterial to the consolidated financial statements taken as a whole.

         The Company's three largest customers generated approximately 12% of its revenue for the year ended December 31, 2002. The Company's largest customer generated slightly over 7% of total revenue for the year.

         The Company generates revenue from four primary categories of service offering, including: (i) retail voice services, (ii) retail data and Internet services, (iii) carrier services, and (iv) ISP (Internet service providers) dial-up services.

         The following table presents the Company's revenue by category of service offering for each of the years ended December 31, 2002, 2001 and 2000 (in thousands):

Revenue Category                                       2002              2001              2000
Retail Voice................................    (euro)54,526      (euro)27,722       (euro)6,860
Retail Data and Internet....................          17,448            11,829             4,463
Carrier.....................................          13,749            10,224             3,727
ISP.........................................          12,050            26,164             7,901
     Total..................................    (euro)97,773      (euro)75,939      (euro)22,951


         Fair Value of Financial Instruments

         The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts.

         The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

         Cash and cash equivalents, trade receivables - the carrying amounts represent fair value because of the short maturities of such instruments.

         Short-term and non-current investments, restricted - the fair value is based on quoted market values.

         Long-termdebt - the fair value is based on quoted market values, if available. At December 31, 2002, the carrying amounts represent fair value as the only long-term debt is represented by non-marketable capital lease obligations.

         The following table presents carrying amounts and fair values for the Company's financial instruments (in thousands):

Assets (Liabilities) as of December 31, 2002                             Carrying Amount               Fair Value
Short-term and non-current investments....................                   (euro)-                  (euro)-
Long-term debt.........................................                      (euro)3,986              (euro)3,986

Assets (Liabilities) as of December 31, 2001                             Carrying Amount               Fair Value
Short-term and non-current investments.................                     (euro)24,779             (euro)24,779
Long-term debt.........................................                    (euro)227,735             (euro)66,437

         Stock-Based Compensation

         The Company accounts for stock-based compensation to employees using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25 Accounting for Stock Issued to Employees," and certain related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25" ("FIN 44"). Certain non-cash compensation amounts had been pushed down from LLC to the Company and recorded as a deemed capital contribution, with an offsetting entry to deferred compensation. Deferred compensation was amortized to expense over the vesting period of the related stock-based awards. The deferred compensation related to the amounts pushed down from LLC have been fully amortized as of December 31, 2002. Non-cash compensation charges are primarily attributable to employees whose salary and benefits were otherwise recorded in selling, general and administrative expenses.

         The following table illustrates the effect on net income (loss) and earnings per share for each of the years ended December 31, 2002, 2001 and 2000, if the Company had applied the fair value recognition provisions of SFAS 148 to stock-based employee compensation (in thousands):

                                                                     Year Ended December 31,
                                                    ----------------------------------------------------------
                                                           2002                2001               2000
                                                    ------------------- ------------------- ------------------
Reported net income (loss)                            (euro)4,420    (euro)  (299,049)   (euro) (200,488)
Stock-based employee compensation as   reported
using intrinsic method...................                   6,052               6,620              7,050
Less: Total stock-based employee
  compensation expense determined
  under fair value based method for
  all awards......................................         (1,778)             (1,995)            (2,005)
                                                    --------------   -----------------    ---------------
Adjusted net income (loss) .......................    (euro)8,694    (euro)  (294,424)    (euro)(195,443)
                                                    ==============   =================    ===============
Reported basic income (loss) per share............     (euro)3.40    (euro) (1,272.81)    (euro) (896.67)
Adjusted basic income (loss) per share............     (euro)6.69    (euro) (1,253.12)    (euro) (874.11)
                                                    ==============   =================    ===============
Reported diluted income (loss) per share..........     (euro)3.05    (euro) (1,272.81)    (euro) (896.67)
Adjusted diluted income (loss) per share..........     (euro)1.25    (euro) (1,292.49)    (euro) (919.23)


         Pro Forma Fair Value Disclosures

         The FASB issued SFAS No. 123 "Accounting for Stock-Based
Compensation" ("SFAS 123"), which defines a fair value based method of accounting for employee stock options and similar equity instruments. However, as allowed by SFAS 123, the Company has elected to account for its stock-based compensation plans using the intrinsic value based method of APB 25 and provide pro forma disclosures of net loss and loss per share as if the fair value based method had been applied.

         For pro forma disclosure purposes, the Company has computed the fair value of each option as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions.

                                                                      Year Ended December 31,
                                                                    2002           2001            2000
          Risk-free interest rate...........................       4.00%          4.15%            6.0%
          Expected dividend yield...........................          0%             0%              0%
          Expected lives outstanding........................   5.5 years      5.5 years       5.5 years
          Expected volatility...............................       80.0%          70.0%           70.0%

         The estimated fair value of options granted is amortized to expense over the option vesting period. Cumulative compensation costs recognized in pro forma net loss with respect to options that are forfeited prior to vesting are adjusted as a reduction of pro forma compensation expense in the period of forfeiture.

         Income Taxes

         The Company accounts for income taxes under the asset and liability method which requires recognition of deferred tax assets and liabilities for the expected future income tax consequences of transactions which have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and income tax bases of assets, liabilities and carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse or the carryforwards are expected to be utilized. Deferred tax assets are then reduced by a valuation allowance if management believes it is more likely than not they will not be realized.

         Comprehensive Loss

         SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), requires that an enterprise (i) classify items of other comprehensive income (loss) by their nature in the financial statements and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings (deficit) and additional paid-in capital in the equity section of a balance sheet. The Company's other comprehensive loss, as set forth in the accompanying consolidated statements of shareholders' equity (deficit), is comprised of the net loss for the period plus the current period cumulative translation adjustments.

         Basic and Diluted Income (Loss) Per Ordinary Share

         Basic income (loss) per Ordinary share is determined by dividing net income (loss) applicable to Ordinary shares by the weighted average number of Ordinary shares outstanding during each period. Diluted income (loss) per Ordinary share is determined by dividing net income (loss) by the sum of the weighted average share outstanding and any potentially issuable Ordinary shares, but only if such potentially issuable ordinary shares are dilutive. During 2002, the Company's Preferred A shares and Preferred B shares were dilutive. Because the Company was in a loss position in 2001 and 2000, there are no differences between basic and diluted loss per Ordinary share during these two years. Under the Company's employee incentive plans 1,144, 319 and 148 Ordinary shares were exercisable as of December 31, 2002, 2001 and 2000, respectively, but were not included in the computation of diluted earnings per share because the effect would be antidilutive. The weighted average Ordinary shares outstanding for each period excludes the issuance in November 2000 of 4,690 Ordinary shares for LLC units contributed to the Company (See Note 4).

         The following table sets forth the weighted average shares used in the computations of basic and diluted per share results for the years ended December 31, 2002, 2001 and 2000.

                                                                            2002           2001           2000
  Shares in basic per share calculation.........................       1,299,507        234,952        223,592
  Effects of dilutive securities:
    Conversion of convertible preferred A and convertible
   preferred B shares to Ordinary shares........................       1,064,503              -              -
                                                                  ---------------  ----------------------------
  Shares in diluted per share calculation.......................       2,364,010        234,952        223,592


         For the years ended December 31, 2002, 2001 and 2000, basic income
(loss) per Ordinary share is comprised of the following:


                                                                            2002           2001           2000
  Income (loss) from continuing operations......................      (euro)9.52 (euro)(313.39) (euro)(700.13)
  Income (loss) from discontinued operations....................          (3.96)       (959.42)       (195.36)
  Accretion of convertible preferred shares.....................          (2.16)              -              -
  Cumulative effect of change in accounting principle...........               -              -         (1.18)
                                                                  ---------------  ----------------------------
  Basic income (loss) per Ordinary share........................      (euro)3.40(euro)(1,272.81) (euro)(896.67)

         For the years ended December 31, 2002, 2001 and 2000, diluted income
(loss) per Ordinary share is comprised of the following:

                                                                          2002             2001           2000
  Income (loss) from continuing operations......................    (euro)5.23   (euro)(313.39) (euro)(700.13)
  Income (loss) from discontinued operations....................        (2.18)         (959.42)       (195.36)
  Cumulative effect of change in accounting principle...........             -                -         (1.18)
                                                                 --------------  ------------------------------
  Diluted income (loss) per Ordinary share......................    (euro)3.05 (euro)(1,272.81) (euro)(896.67)

         Foreign Operations and Foreign Exchange Rate Risk

         CompleTel Europe and each of its subsidiaries, except those in the U.K. use the euro as their functional currency.

         Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated at exchange rates in effect at period-end, and the consolidated statements of operations are translated at the average exchange rates during the period. Exchange rate fluctuations on translating foreign currency financial statements into euro that result in unrealized gains or losses are recorded net of tax and referred to as translation adjustments. Cumulative translation adjustments are recorded as a separate component of shareholders' equity.

         Transactions denominated in currencies other than the local functional currency of the Company's operating subsidiaries, including U.S. dollar denominated intercompany accounts and notes payable to LLC and Management Co., are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions.

         Newly Adopted Accounting Standards

         In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142. SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS 142 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable," i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS 142 than its predecessor, APB Opinion No. 16 although in some instances previously recognized intangibles will be subsumed into goodwill. The non-amortization provisions of SFAS 142 resulted in an increase in reported net income for 2002 of approximately (euro)0.6 million.

         Under SFAS 142, goodwill is no longer amortized on a straight-line basis over its estimated useful life, but is tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments is no longer amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". Under SFAS 142, intangible assets with indefinite lives are not amortized. Instead, they are carried at the lower of cost or market value and are tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

         The Company adopted SFAS 141 effective January 1, 2002. The adoption of this statement did not have a material impact on its results of operations, financial position, or cash flows.

         The Company's adoption of SFAS 142 on January 1, 2002 did not have a material impact on the results of operations, financial position or cash flows. However, in connection with the Company's annual impairment test of goodwill in December 2002, the Company impaired its entire goodwill which had a carrying value of (euro)5.8 million.

         The goodwill amortization expense and net loss of the Company for the years ended December 31, 2002, 2001 and 2000 are as follows (in thousands):

                                                                     Year Ended December 31,
                                                    ----------------------------------------------------------
                                                           2002                2001               2000
                                                    ------------------- ------------------- ------------------
Reported net income (loss) applicable to ordinary
shares.................................                (euro)4,420    (euro) (299,049)   (euro) (200,488)
     Add back: goodwill amortization..............               -                305                441
                                                       ------------   ---------------    ---------------
Adjusted net income (loss) .......................     (euro)4,420    (euro) (298,744)   (euro) (200,047)
                                                       ===========    ================   ===============
Reported basic income (loss) per share............     (euro)3.40     (euro) (1,272.81)  (euro) (896.67)
Adjusted basic income (loss) per share............     (euro)3.40     (euro) (1,271.50)  (euro) (894.70)
                                                       ===========    =================  ===============
Reported diluted income (loss) per share..........     (euro)3.05     (euro) (1,272.81)  (euro) (896.67)
Adjusted diluted income (loss) per share..........     (euro)3.05     (euro) (1,271.50)  (euro) (894.70)

         The carrying amount of the Company's licenses as of December 31, 2002, was approximately (euro)1.4 million, with corresponding accumulated amortization of (euro)0.4 million. The carrying amount of the Company's goodwill of (euro)5.8 million was fully impaired at December 31, 2002.

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 establishes accounting requirements for retirement of obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of cost to expense, (4) subsequent measurement of the liability, and (5) related financial statement disclosure. SFAS 143 requires that the fair value of the liability for an asset retirement obligation be recognized in the period during which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying value of the asset and depreciated over the life of the associated asset. SFAS 143 requires the measurement of changes in the liability for an asset retirement obligation due to the passage of time by applying an interest method of allocation to the amount of the liability at the beginning of a reporting period. The interest rate used to measure that change is the credit-adjusted-risk-free rate that existed when the liability was initially measured. Finally, SFAS 143 requires such changes in liability for asset retirement obligations to be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 applies to fiscal years beginning after June 15, 2002. The Company does not anticipate that the adoption of SFAS 143 will have a material impact on its results of operations, financial position, or cash flows.

         In August 2001, the FASB issued SFAS 144. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." While it supersedes APB Opinion 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. SFAS 144 also establishes a probability weighted cash flow estimation approach to deal with situations in which there is a range of cash flows that may be generated by the asset being tested for impairment. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

         SFAS 144 is effective for fiscal years beginning after December 15, 2001. Other than the restatement of the Company's financial statements to report in discontinued operations the results of its German and U.K. operations, which were disposed of in May 2002, the adoption of SFAS 144 on January 1, 2002 did not have a material impact on the Company's results of operations, financial position, or cash flows.

         In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds SFAS 4 "Reporting Gains and Losses from Extinguishment of Debt" and also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS 145 applies to fiscal years beginning after May 15, 2002. Other than the classification in its statement of operations of the gain resulting from the September 17, 2002 Recapitalization, the adoption by the Company of SFAS 145, as of July 1, 2002, did not have a material impact on the Company's results of operations, financial position, or cash flows.

         Recently Issued Accounting Standards

         In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 will be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on its results of operations, financial position, or cash flows.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123 " ( "SFAS 148 "). SFAS 148 provides two general guidelines:
(i) it provides alternative methods of transition for a voluntary change from a fair value based method of accounting for stock-based employee compensation, and (ii) it requires more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Under SFAS 148, an entity that adopts the fair value provisions of SFAS 123 for stock-based employee compensation in a fiscal year beginning before December 16, 2003, may report the change in accounting principle using any one of the following methods: (a) prospective, (b) modified prospective, or (c) retroactive restatement. For an entity that adopts the fair value provisions of SFAS 123 in a fiscal year beginning after December 15, 2003, that change in accounting must be reported using either the modified prospective or the retroactive restatement method.

         In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on its results of operations and financial condition.


(3)  Discontinued Operations

         In light of the general weakness in the European markets for carrier and dial-up Internet access and Internet data center services observed by the Company since mid-2001, the Company implemented operational reorganization and restructuring measures in order to adjust its operations to foreseeable market conditions, reducing ongoing operating expenses and capital outlays. In particular, the Company implemented a major downsizing of its German operations in the fourth quarter of 2001 in view of the slowdown in German telecommunications markets (particularly in the carrier and ISP segments). Finally, in April 2002, in connection with its Recapitalization as described in Note 1, the Company decided to sell its entire German and U.K. operations.

         On May 10, 2002, the Company sold its German operations to a third party. Pursuant to the agreement governing the terms of the sale, the Company transferred to the buyer the entire share capital of CompleTel GmbH, which, until the sale, was an indirect wholly-owned subsidiary of CompleTel Europe. Furthermore, the Company agreed to acquire from CompleTel GmbH certain transmission equipment for (euro)500,000, which represented the carrying value of the equipment at the time of sale. In addition, the Company agreed to provide the buyer support billing and financial IT services for a period of up to 12 months after the sale at no additional cost. Following the sale of CompleTel GmbH, the Company no longer operates or generates revenue in Germany. In connection with the sale of its German operations, the Company entered into reciprocal agreements for terminating traffic, which allows the Company to service its French customers that have operations in Germany.

         On May 15, 2002, the Company sold its U.K. operations to a third party. Pursuant to the agreement governing the terms of the sale, the Company transferred to the buyer the entire share capital of CompleTel UK Limited, which, until the sale, was an indirect wholly-owned subsidiary of CompleTel Europe. Following the sale of CompleTel U.K. Limited, the Company no longer operates or generates revenue in the United Kingdom.

         The Company has accounted for these transactions in accordance with SFAS No. 144. In the sale transactions of both the German operations and U.K. operations, both conditions of qualifying as a component of an entity are met, that is, (a) the operations and cash flows of the component have been eliminated from the ongoing operations of the Company as a result of the disposal transaction, and (b) the Company did not have any significant continuing involvement in the operations of the component since the disposal transaction.

         The following table presents the carrying amounts of the major classes of assets and liabilities of the Company's German and U.K. operations as of December 31, 2001 (in thousands):

                                                     Germany       United               Total
                                                                    Kingdom
Current assets..............................     (euro)13,727      (euro)2,193    (euro)15,920
Property and equipment, net.................           24,429                -          24,429
Licenses, net...............................            1,362               62           1,424
Other non-current assets....................            1,445                -           1,445
Current liabilities.........................           35,380            2,501          37,881
Non-current liabilities.....................              489                -             489


         The following table presents the components of discontinued operations, as reflected in the accompanying consolidated statements of operations (in thousands):

                                                        2002             2001            2000
Revenue.....................................     (euro)8,830     (euro)21,970     (euro)8,589
Operating expenses..........................         (11,276)        (236,640)        (52,714)
  Operating loss............................          (2,446)        (214,670)        (44,125)
Other income (expense)......................           1,231          (10,747)            444
Loss on disposal of discontinued operations.          (3,933)               -               -
Loss from discontinued operations...........   (euro) (5,148)  (euro)(225,417)  (euro)(43,681)
Basic net loss from discontinued
   operations per ordinary share............     (euro)(3.96)   (euro)(959.42)  (euro)(195.36)
Diluted net loss from discontinued
   operations per ordinary share............     (euro)(2.18)   (euro)(959.42)  (euro)(195.36)

         Note 12 sets forth further discussion concerning the impairment and restructuring charges relating to the Company's discontinued operations.

(4)  Related Party Transactions

         Employee Loans

         In March 2000, iPcenta Limited, a wholly-owned indirect subsidiary of the Company, loaned one of the Managing Directors and the President of its subsidiary, CompleTel UK Limited, the principal amount of U.S.$206,500 ((euro)220,000) to purchase common units of LLC. The principal amount, together with accumulated interest at the rate of 7% compounded semi-annually, was to become due and payable on the earlier of (a) January 15, 2003, (b) 30 days after a termination for cause, or (c) 90 days after any termination of employment. The common units were subject to vesting and forfeiture provisions and will, if vested, entitle the Managing Director to receive a pro rata number of its ordinary shares when and if LLC is liquidated. In accordance with the terms of the loan, iPcenta forgave a pro rata portion of the principal and interest on the note as the common units vest or upon forfeiture. In addition, iPcenta reimbursed the Managing Director for tax liabilities arising as a result of this arrangement. The Company forgave a total of (euro)179,880 of this loan, including principal and interest and reimbursement of associated tax liabilities. Following the termination of the Managing Director's employment with the Company in late May 2001, approximately (euro)101,752 of the loan became due and payable. This amount was settled by the Managing Director by transferring to the Company, LLC units he owned, representing 64 ordinary shares and having market value equal to the amount due for repayment as of the date of transfer.

         In March 2000, a limited number of the Company's employees obtained interest bearing loans in an approximate aggregate principal amount of (euro)2 million from a commercial bank to purchase shares in the Company's IPO. The shares purchased by these employees were pledged to the bank as a security for the repayment of the loans. In connection with these loans, the Company entered into certain arrangements with these employees and the lending bank, including indemnity letters under which the Company agreed to pay the lending bank the amount of any shortfalls from the amount payable on these loans (including interest), that is, the difference between the amount due for repayment and the proceeds of the sale of the pledged shares. In accordance with their terms, the loans matured in September 2001. In August 2001, the employees decided to prepay the loans prior to the maturity date. On August 16, 2001 the commercial bank sold the 167 ordinary shares pledged to it by the employees and used the proceeds from such sale to repay the amount of the loans. The Company paid to the lending bank the amount of approximately
(euro)1.8 million, which represented the difference between the proceeds of the sale of the pledged sales and the amount due for repayment on the maturity of the loans. The charge related to this repayment has been included in selling, general and administrative expense in the accompanying 2001 consolidated statement of operations.

         In December 2000, the Company loaned William Pearson, its then President and Chief Executive Officer, the principal amount of U.S.$1.5 million. The principal amount, together with accumulated interest at the annual rate of 7% was secured by a pledge of 1,430 of Mr. Pearson's ordinary shares in the Company and was originally scheduled to be due and payable on the earlier of December 31, 2001, or 180 days after any termination of employment. Effective as of December 11, 2001, the maturity date for this loan was extended to December 31, 2002, or 180 days after any termination of employment. As a result of Mr. Pearson's resignation on February 22, 2002, the loan became due and payable on August 19, 2002. However, Mr. Pearson has indicated that he was unable to repay the full amount owed and has asserted that the loan was made to him solely with recourse to the collateral. Accordingly, and in light of the decline in current fair market value of the collateral, the Company recorded a (euro)1.9 million reserve for the full loan amount and accrued interest. The Company claimed repayment of the loan and initiated collection through civil action. On December 13, 2002, the Company and Mr. Pearson reached an out of court settlement agreement of all claims under which Mr. Pearson paid $174,873, corresponding to the average per share selling price of the 1,430 pledged shares.

         In April 2001, the Company granted Timothy Samples, its then Chief Executive Officer ("CEO"), an incentive bonus, which was structured as a Loan Agreement, pursuant to which the Company made a (euro)865,000 forgivable loan to the CEO. The loan accrued interest at 6%, compounded quarterly, and became due February 28, 2002. In accordance with its terms, the repayment of the loan (including interest and reimbursement of associated tax liabilities) was forgiven by the Company on the date of maturity, as the CEO was still employed by the Company. The charge related to the forgiveness of this loan has been included in selling, general and administrative expense in the accompanying 2002 and 2001 statements of operations.

         Management Agreement

         During 1999, LLC and Management Co., executed management services agreements (as amended, the "Management Agreements"), pursuant to which Management Co. performed certain services for LLC and its direct and indirect subsidiaries. The Management Agreements provided for reimbursement in an amount of 105% (103% prior to February 1999) of all expenses incurred by Management Co. in the performance of the Management Agreements. These items incurred by Management Co. consist primarily of executive management salaries and benefits, occupancy costs and professional fees and were allocated to certain of the LLC's direct and indirect subsidiaries (the "Operating Subsidiaries") based upon an estimate of the percentage of such items that are attributable to the operations of the Operating Subsidiaries. Beginning October 2000, these expenses were accounted for within CompleTel Headquarters Europe S.A.S (``Europe Headquarters"). Accordingly, after October 1, 2000, allocated costs from an affiliate represents only those costs of Management Co. and are included in the consolidated statements of operations as allocated costs from an affiliate, while costs incurred by Europe Headquarters are classified as part of selling, general and administrative costs. Management believes that the allocation method is reasonable and that such costs are representative of the costs which would have been incurred by the Operating Subsidiaries on a stand-alone basis without any support from LLC. For the years ended December 31, 2001 and 2000 the Company recorded approximately
(euro)5.4 million and (euro)12.1 million respectively, for billings under the Management Agreements. In early 2002, the Company completed the acquisition of Management Co. for U.S. $1.00 from LLC. Accordingly, effective January 1, 2002, all the expenses incurred by Management Co. have been accounted for as selling, general and administrative costs.

         Contribution of LLC Common Units for CompleTel Europe NV Ordinary
Shares

         In November 2000, certain employees of CompleTel Europe who held common units of CompleTel LLC ("LLC"), contributed all such common units, except for those still subject to performance vesting provisions, to CompleTel Europe in consideration for 4,690 newly issued ordinary shares of CompleTel Europe. The number of ordinary shares issued was equal to the number of ordinary shares represented by the common units contributed to CompleTel Europe and were recorded at (euro)15.6 million, the fair market value of those shares on the date of issuance. The corresponding investment in LLC, representing approximately 3,280 common units which are exchangeable into 4,690 ordinary shares of the Company, is reflected as a reduction of CompleTel Europe's equity in the accompanying consolidated statement of shareholders' equity (deficit), similar to treasury stock. The common units contributed included both vested and non-vested time vesting units. The ordinary shares issued in respect of the non-vested units remained subject to the same vesting provisions as the original award. The shares of CompleTel Europe will be distributed to LLC's original investors upon the liquidation of LLC.


(5)  Initial Public Offering

         On March 30, 2000, CompleTel Europe completed the IPO of its ordinary shares. In the offering, CompleTel Europe issued 31,280,000 ordinary shares (pre-reverse share split) in exchange for gross proceeds of approximately
(euro)547.4 million, based on the euro public offering price of (euro)17.50 per share. A portion of the IPO shares, 8,343,931, (pre-reverse share split) were offered in the U.S., at a public offering price of $17.09 per share. After giving effect to the translation of U.S. dollars received for shares offered in the U.S., gross proceeds translated into euro totaled approximately
(euro)551.4 million, or approximately (euro)512.5 million, net of offering costs. CompleTel Europe voluntarily delisted from the NASDAQ markets on May 31, 2002.

(6)  Indebtedness

         Senior Discount Notes

         In February 1999, the CompleTel Europe and CompleTel Holdings completed an Offering of 147,500 units (the "Units") consisting of approximately (euro)131.9 million aggregate principal amount of 14% Senior Discount Notes due 2009 (the "Notes") issued by CompleTel Europe and 1,475,000 non-voting Class B Membership Senior Discount Interests of CompleTel Holdings. CompleTel Europe issued the Notes at a substantial discount from their principal amount at maturity on February 16, 2009. A principal investor in LLC acquired 400 Units in the Offering. The proceeds of the Offering, net of offering fees and costs, were approximately (euro)64.9 million and were held in an escrow account until CompleTel Europe received a minimum commitment of $90 million in senior credit facilities, which was received in April 1999. To comply with Netherlands laws, the Senior Discount Notes were guaranteed by LLC on a senior unsecured basis. Of the approximately (euro)67.1 million gross proceeds from the Offering, approximately (euro)63.1 million was attributed to the Senior Discount Notes and approximately (euro)4 million was attributed to the 1,475,000 Class B Membership Interests of CompleTel Holdings. The (euro)4 million allocated to the Class B Membership Interests represented additional discount on the Senior Discount Notes. As a result of the Company's Recapitalization (see note 1), these Senior Discount Notes were exchanged for 702,692 Convertible Preferred B shares and 702,692 Ordinary shares and LLC's obligations were terminated.

         Senior Notes Offering

         In April 2000, the Company completed an offering of an aggregate
(euro)200 million 14% senior notes due 2010 (the "Senior Notes"). A portion of the proceeds were used to repurchase $27.0 million ((euro)27.6 million) principal amount at maturity of the Senior Discount Notes. To comply with Netherlands laws, the Senior Notes were guaranteed by LLC on a senior, unsecured basis. In March 2001, this guaranty terminated. The Company lent approximately (euro)78.0 million of the initial net proceeds to a wholly-owned subsidiary which used the funds to invest in a portfolio of securities which was pledged as security for the Senior Notes. The proceeds of these pledged securities were being used to make the first six interest payments on the Senior Notes. The remaining proceeds from the Senior Notes offering were used to fund the further deployment of the Company's networks in existing markets, to fund net operating losses and for general and corporate purposes. As a result of the Company's Recapitalization (see Note 1), the remaining Senior Notes were exchanged for 757,340 Convertible Preferred B shares and 757,340 Ordinary shares.

         Senior Notes Repurchases

         During 2001, the Company repurchased (euro)78.1 million principal amount of its Senior Notes for (euro)28.9 million ((euro)11.2 million in unrestricted cash and (euro)17.7 million in proceeds from pledged securities). In connection with these repurchases, the Company recognized a gain on early extinguishment of debt of approximately (euro)46.2 million, net of related deferred financing costs which were also written off.

         Exchange of Notes for Shares

         In September 2002, the Senior Discount Notes and the Senior Notes were exchanged for Convertible Preferred B shares and Ordinary shares upon the closing of the Company's Recapitalization (see Note 1).

         Long-term debt consists of the following (in thousands):

                                                                                                       December 31,
                                                                                                       ------------
                                                                                                   2002            2001
                                                                                                   ----            ----
      14% Senior Discount Notes, face amount $120.5 million, due 2009, effective rate of interest 15.1%, converted to euro at December 31, 2001
      exchange rate of 0.886............................................................   (euro)        -  (euro)99,333
      14% Senior Notes, due 2010.........................................................                -       121,870
      Other long-term debt...............................................................            3,986         6,532
                                                                                           (euro)    3,986 (euro)227,735

         The other long-term debt represents leases with terms of 12 to 15 years for certain network plant capacity consisting of intercity fiber and bandwidth. Leases were capitalized with an interest rate of 5.15%, consistent with the financing rate used by the lessor. Future payments will amount to
(euro)0.5 million per annum.

         Credit agreement

         In January 2000, the Company executed an agreement for a (euro)265 million senior secured credit facility with Goldman Sachs International and BNP Paribas as co-arrangers of the facility. The Company never drew on this facility and in August 2001 the facility was terminated. The remaining deferred financing costs associated with this facility were written off at the time the facility was terminated.

(7)  Convertible Preferred Shares

         Dividends. The holders of Preferred shares are entitled to receive a dividend equal to 11% per annum, compounded quarterly, paid semi-annually in June and December, and calculated over an amount of (euro)2,010.00 per Preferred share for the period commencing July 1, 2004, and until the cancellation or conversion of the Preferred shares in accordance with their terms.

         Redemption. Upon liquidation, the Preferred shares are entitled to receive, prior to any distribution in respect of the Ordinary shares, an amount in cash equal to (euro)2,010.00 per share, or approximately (euro)73.7 million in the aggregate. Furthermore, on August 20, 2002, CompleTel Europe's extraordinary general meeting of shareholders adopted a resolution to authorize the redemption, on July 1, 2007, of all of the Preferred shares issued in the Recapitalization, in accordance with their terms. Upon the redemption of the Preferred shares, their holders will be entitled to receive a redemption value of (euro)6,030.00 per share. If at such time the Company does not have access to sufficient funds to redeem all the then outstanding Preferred shares, the holders of Convertible Preferred A shares shall have the right to receive (euro)2,010.00 per share. After the Company similarly pays the holders of Convertible Preferred B shares, the Company will distribute any remaining surplus proportionally to the holders of Preferred shares up to the remaining balance of (euro)4,020.00 per share. Assuming that none of the Preferred shares issued in the Recapitalization are converted prior to the redemption date, the aggregate redemption value due on the Preferred Shares would be approximately (euro)221.0 million. The Preferred shares are classified outside of shareholder's equity as a result of the Preferred shares having a redemption feature at a determinable future date for cash.

         Conversion. Each Preferred share is convertible into one hundred Ordinary shares at any time at the option of the holder of the Preferred share and is entitled to customary anti-dilution adjustments in relation to share dividends, share splits and similar transactions. In addition, if at the time of conversion, there are accrued but unpaid dividends in respect of the Preferred shares, holders of the Preferred shares will be entitled to receive such accrued but unpaid dividends. The Preferred shares are subject, at any time, to mandatory conversion if a two-thirds majority of the total outstanding Preferred shares elect to do so with respect to all of the Preferred shares. As of December 31, 2002, one Convertible Preferred B share had been converted into 100 Ordinary shares.

         Liquidation preference. In accordance with their respective terms, in the event of a liquidation of CompleTel Europe, the Convertible Preferred A shares rank senior to the Convertible Preferred B shares, which rank senior to the Ordinary shares.


(8)  Commitments And Contingencies

         Operating Leases, Including Rights-of-Way Agreements

         The Company has entered into various operating lease agreements for network switch locations, office space, and vehicles. In addition, the Company has entered into various rights-of-way agreements. Future minimum lease obligations related to the Company's operating leases and rights-of-way agreements are as follows for the years ending December 31 (in thousands):


2003...................................................             4,302
2004...................................................             3,488
2005...................................................             3,012
2006...................................................             2,929
2007...................................................             2,872
Thereafter.............................................             7,472
Total..................................................      (euro)24,075


         Total rent expense for the years ended December 31, 2002, 2001 and 2000 was approximately (euro)5.6 million, (euro)4.3 million and (euro)1.4 million, respectively.

         Legal Proceedings

         On October 12, 2000, CompleTel UK, Ltd. entered into a ten year lease for a property in London, UK with CompleTel Europe N.V. as a guarantor. Rent and charges payable under the lease were approximately GBP 300,000 per annum. In the course of the Company's reorganization of its operations in the UK, the lease was reassigned to CompleTel Europe N.V. on May 7, 2002. The lease was terminated on September 30, 2002 in accordance with the Dutch Bankruptcy Code. On January 23, 2003, the landlord filed a petition before a UK court to claim that the lease had not been terminated and is still in full force and effect. The proceedings are currently in progress. Although at this stage the Company is not in a position to predict the outcome of these proceedings, the Company estimates that it should not have a material adverse effect on its financial condition or results of operations.

         On December 6, 2002, France Telecom brought a complaint against the Company before the Autorite' de Regulation de Telecommunications (the "ART") in order to obtain a modification of the interconnection tariffs that the Company charges and invoices to France Telecom for the termination of incoming calls. France Telecom's complaint is based on a decision that was issued by the ART in December 2001 in a dispute between France Telecom and another French operator. France Telecom claims that the Company's tariffs are excessive and that the resulting overcharge creates an unfair advantage for Completel in the market for the provision of telecom services to end-users. The Company believes that the ART decisions involving third parties and invoked by France Telecom are not applicable to Completel and that no overcharge can be demonstrated, since CompleTel believes it can justify its tariffs on a cost-basis analysis. At this stage, the Company is not in a position to predict the outcome of such litigation, which may affect its future gross margin (revenue minus network costs) in the future favorably or unfavorably by several percentage points in comparison to 2002.

         The Company is not party to any other pending legal proceedings that it believes would, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations.

(9)  Income Taxes

         The Netherlands

         In general, a Dutch holding company may benefit from the so-called "participation exemption." The participation exemption is a facility in Dutch corporate tax law which allows a Dutch company to exempt, from Dutch income tax, any dividend income and capital gains in relation to its participation in subsidiaries which are legal entities residing in The Netherlands or in a foreign country. Capital losses are also exempted, apart from liquidation losses (under stringent conditions). Any costs in relation to participations, to the extent these participations do not realize Dutch taxable profit, are not deductible. These costs include costs to finance such participation. However, at present a court case is pending in which it will be decided whether costs relating to subsidiaries established within the European Union can nevertheless be deducted.

         As of December 31, 2002, CompleTel Netherlands had estimated net operating losses ("NOL") carryforwards for income tax purposes totaling approximately (euro)70 million. For Dutch corporate income tax purposes, NOL carryforwards may be carried forward indefinitely. The above-mentioned losses have not been established by decree by the Dutch tax inspector and could therefore be subject to change. The current statutory tax rate for the Netherlands is approximately 34.5%.

         France

         As of December 31, 2002, CompleTel France had NOL carryforwards for income tax purposes available. For French income tax purposes NOL carryforwards may generally be carried forward for a period of up to five years. The yearly depreciation expense can be eligible for the deferred depreciation regime for French tax purposes, resulting in an indefinite carryforward tax amount. The current statutory rate for France is 33.1/3%, excluding surcharge.

         The Company has recorded a valuation allowance equal to the total net deferred tax assets as of December 31, 2002 and 2001, due to the uncertainty of realization through future operations. The valuation allowance will be reduced at such time as management believes it is more likely than not that the net deferred tax assets will be realized.

         As a result of the discontinued operations, the company estimates that the related operating loss carry-forwards of those operations have been reduced in 2002.

         The difference between income tax expense provided in the consolidated financial statements and the expected income tax benefit at statutory rates related to the Company's corporate and foreign subsidiary operations for the years ended December 31, 2002, 2001 and 2000 (in thousands):

                                                                      Year Ended December 31,
                                                                      -----------------------
                                                             2002                 2001               2000
                                                             ----                 ----               ----
Expected loss/(income) tax benefit (expense) at the
 weighted average statutory rate of 33.92% (39.56%        (euro)(4,195)      (euro)118,303       (euro)79,313
 for 2001 and 2000)..................................
Stock-based compensation.............................               (-)             (2,080)           (23,953)
Reduction of tax loss carry forward on losses from            (127,007)                 --                 --
 discontinued cummulative loss carry forwards
Valuation allowance..................................          131,202            (116,223)           (55,360)
Total income tax benefit............................. (euro)        --      (euro)      --       (euro)    --


          Deferred tax assets are as follows (in thousands):
                                                                             December 31,
                                                                             ------------
                                                                          2002              2001
                                                                          ----              ----
 Deferred tax assets:
   Operating loss carryforwards...................................    (euro)50,880   (euro)132,130
   Depreciation and amortization..................................          11,133          61,085
 Total deferred tax assets........................................          62,013         193,215
   Less valuation allowance.......................................         (62,013)       (193,215)
                                                                     ------------------------------
   Net deferred taxes.............................................    (euro)    --   (euro)     --


(10)  Segment Reporting

         Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

         Historically, management has evaluated the Company's development efforts and results according to the geographic location of its markets in France, Germany and the UK. As discussed in Note 3, the Company sold and discontinued its operations in Germany and the United Kingdom in May 2002. Having decided to concentrate its efforts solely in France, the Company closed its London offices and simplified its corporate headquarters structure at the end of the second quarter of 2002. Consequently, the Company's French operations constitute its sole operating segment. Except for revenues, the Company does not retain discrete financial information for retail, ISP and carrier customers, as the company does not allocate the costs nor the fixed assets infrastructure to the services provided through the same network and interconnection structure.

(11)  Employee and Non-employee Director Incentive Plans

         LLC Common Units

         Certain employees of the Company and LLC had purchased common units of LLC for $1 per unit under their executive securities agreements. The common units issued consist of non-performance time vesting units and performance based vesting units. The non-performance based time vesting units generally vested over a four-year period. Vesting for non-performance based time vesting units was accelerated by one year upon the completion of the IPO in March 2000. As discussed in Note 4, certain of these non-performance based time vesting units were contributed to CompleTel Europe in exchange for newly issued CompleTel Europe ordinary shares, subject to the same vesting provisions of the original issuance of common units. The Company accounted for these awards under APB 25 and related interpretations. Accordingly, the intrinsic value of the non-performance based time vesting units was accounted for at issuance and pushed down to the Company as additional paid-in capital, with an offsetting entry to deferred compensation. The original intrinsic value of the non-performance based time vesting units issued totalled approximately (euro)4.0 million. This deferred compensation was amortized over the vesting period for the applicable award, generally four years. During 2002, this deferred compensation was fully amortized.

         The performance based vesting units were, in addition to time vesting, subject to performance based vesting according to certain multiple-of-invested-capital tests calculated based upon the valuation of LLC's equity implied by a qualified public offering and/or by actual sales of LLC's securities by Madison Dearborn Partners ("MDP"). In December 2002, MDP sold all of its shares of the Company. Accordingly, any related deferred compensation was fully amortized in 2002. As a result of MDP's sale of its shares and the unvested performance vesting shares being forfeited, the Company has proceeded with liquidation proceedings of LLC.

         CompleTel Europe's IPO in March 2000 caused certain common units of LLC held by employees of the Company to vest as a result of meeting specified performance vesting criteria. As a result, the Company recorded compensation expense of approximately (euro)41.9 million based on the value of those vested common units as implied by the IPO price received. In addition, based upon the IPO value indicated above, the Company recorded additional compensation expense and deferred compensation in the quarter ended March 31, 2000, of approximately (euro)24.0 million and (euro)74.9 million, respectively, for performance vesting units that did not vest as a result of the IPO but which may have vested upon a qualified sale by MDP, or in May 2005 based on a deemed vesting date. The additional deferred compensation was fully amortized in 2002 as a result of the decline in the market price of the shares and the sale by MDP of its shares.

         The compensation charges described above are included in non-cash compensation charges in the accompanying consolidated statements of operations for the years ended December 31, 2002, 2001 and 2000. Also included in non-cash compensation charges for these periods is amortization resulting from the recognition of deferred compensation on fixed stock option awards granted to the Company's employees and other common units of LLC held by employees subject only to time vesting.

         Stock Option Plans

         In December 1999, the Company adopted the CompleTel Europe N.V. 2000 Stock Option Plan (the "2000 Option Plan"). The 2000 Option Plan provides for the grant of options to purchase ordinary shares of CompleTel Europe to employees of the Company.

         Options granted under the 2000 Option Plan are subject to vesting as follows. Options granted to employees resident in France vest in an increment of 60% of the ordinary shares subject to the option on the second anniversary of the date of the grant and in two increments of 20% on the third and fourth anniversaries of the date of the grant. Options granted to employees resident in the United Kingdom, Germany and the U.S. vest in annual increments of 25% of the ordinary shares subject to the option, commencing on the first anniversary date of the grant. Grants under this plan are accounted for under fixed plan accounting in accordance with APB 25 and related interpretations.


         In December 2002, the Company adopted the CompleTel Europe N.V. 2002 Stock Option Plan (the "2002 Option Plan "). The 2002 Option Plan provides for the grant of options to purchase ordinary shares of CompleTel Europe to approximately 25 of the Company's key employees (including management).

         Options granted under the 2002 Option Plan are subject to the following terms. Options granted to employees resident in France are exercisable over a period of 4 years. Some options may only be exercisable upon occurrence of meeting or achieving certain financial performance targets. Also, Options become immediately exercisable upon occurrence of certain events, such as change in control. The options expire after 6 years from the date of their grant by the Management Board.

         At the Company's Extraordinary General Meeting in December 2002, the Company's shareholders approved the implementation of a remuneration plan for the Company's Supervisory Directors (the "Non-employee Director Option Plan "). Under the Non-employee Director Option Plan, each of the Company's Supervisory Directors B and Supervisory Directors C received options to purchase 20,000 Ordinary shares, with a total of 80,000 options authorized to be issued to the Supervisory Directors B and Supervisory Directors C as a group under the Non-employee Director Option Plan.

         Options granted under the Non-employee Director Option Plan are exercisable over a period of 3 years. Options become immediately exercisable upon occurrence of certain events, such as change of control. The options expire after 3 years from the date of their grant by the Management Board.

         A summary of stock option activity for the Option Plan is as follows:

                                                       Year Ended                  Year Ended                Year Ended
                                                   December 31, 2002           December 31, 2001          December 31, 2000
                                                   -----------------           -----------------          -----------------
                                                                  Weighted                   Weighted                  Weighted
                                                  Number of       Average    Number of        Average   Number of      Average
                                                      Shares     Exercise       Shares Exercise Price       Shares    Exercise
                                                                     Price                                                Price
                                                                    (euro)                    (euro)                    (euro)
Outstanding at the beginning of the period...         11,100      2,539.30       5,795       4,087.00        3,037     1,956.40
Granted during the period....................        680,942         12.82       8,500       1,815.70        3,751     5,621.30
Cancelled during the period..................         (5,769)     2,433.92      (3,186)      3,303.10         (993)    3,363.40
Exercised during the period..................              -             -          (9)      1,956.40            -            -
Outstanding at the end of the period.........        686,273         31.42      11,100       2,539.30        5,795     4,087.00
Exercisable at the end of the period.........          1,144      3,242.03         319       4,308.10          148     1,956.40


         The combined weighted-average fair values and weighted-average exercise prices of options granted are as follows:

                                              Year Ended                Year Ended                 Year ended
                                           December 31, 2002         December 31, 2001          December 31, 2000
                                           -----------------         -----------------          -----------------
                                          Number of                  Number of                 Number of
                                            Options   Fair Value        Options  Fair Value       Options    Fair Value
Exercise Price:
Less than market price................            -            -              -          -            573    10,351.50
Equal to market price.................      220,021         7.28          8,500   1,815.70          3,178     4,147.30
Greater than market price.............      460,921        15.46              -          -              -            -

Total.................................      680,942        12.82          8,500   1,815.70          3,751     5,621.30




         The following table summarizes information about stock options outstanding, vested and exercisable as of December 31, 2002:

                                                Options Outstanding                           Options Exercisable
                                --------------------------------------------------------------------------------------------
                                                        Weighted
                                                         Average
                                      Number of        Remaining    Weighted Average      Number of                Weighted
                                       Options      Contractual      Exercise Price        Options  Average Exercise Price
                                    Outstanding     Life (Years)              (euro)    Exercisable                  (euro)
Exercise Price Range (euro)
0-10...........................         220,021             3.65                7.28              -                       -
10-50..........................         460,921             3.65               15.46              -                       -
50-500.........................               -                -                   -              -                       -
>500...........................           5,331                -            2,467.09          1,144                3,242.03
Total..........................         686,273                -               31.42          1,144                3,242.03

(12)  Restructuring, Impairment and Other Charges

         In 2001, in connection with its restructuring efforts, the Company recognized approximately (euro)6.0 million in restructuring and impairment charges in its continuing operations. In addition, the Company recognized restructuring and impairment charges, totaling (euro)158.5 million, in its discontinued operations in Germany and the United Kingdom (See Note 3).

         In 2002, continuing its restructuring efforts, the Company recognized approximately (euro)8.1 million in restructuring charges and 5.8 million in impairment of goodwill.

         These charges consist of the following (in millions):

                                                                                 2002            2001
Write-down of German and United Kingdom assets.....................           (euro)-     (euro)142.7
Write-down of materials and supplies...............................                 -             6.0
Restructuring charges (1)..........................................               7.8            15.8
Impairment of goodwill ............................................               5.8              -
Total..............................................................     (euro)   13.6     (euro)164.5

         ____________________


         (1) 2001 includes (euro)6.0 million of restructuring charges recognized by CompleTel Europe NV and its subsidiaries and reflected in loss from continuing operations.




         Impairment charges

         In light of adverse market conditions and the Company's efforts to reduce its ongoing operating expenses and capital outlays, in the fourth quarter of 2001 the Company decided to significantly scale-back its operations in Germany and exit the market in the United Kingdom. As a result of its decision, and in light of the adverse conditions in these markets, the Company determined, in accordance with its policy relating to recoverability of long-lived assets, that it was unlikely to recover its investment in these assets (whether by utilizing these assets in its business or through disposition) and thus, that the values of its German and U.K. assets (comprising network property and equipment, including switches, network plant, customer access equipment and operational support systems) were impaired as of December 31, 2001. Accordingly, the Company recorded total charges of
(euro)142.7 million to write-down the carrying values of these assets to their estimated fair market values using a discounted cash flow approach. These charges, with the exception of (euro)5.4 million of impaired capitalized interest, are included in discontinued operations, as discussed further in
Note 3.

         In addition, as a result of its decision to significantly scale-back operations in Germany, the Company had materials and supplies in excess of what it needed in order to complete construction of its networks under its revised business plan. Accordingly, the Company revalued these excess materials and supplies, resulting in the write-down of all these excess materials and supplies to the lower of cost or market value, as of December 31, 2001.

         In connection with the Company's annual impairment test in December 2002, the Company impaired its entire goodwill which had a carrying value of
(euro)5.8 million.

         Restructuring Charges

         In 2001 and 2002, the restructuring charges relate primarily to (i) severance costs associated with the reductions in the size of the Company's workforce in France and its headquarters in the United Kingdom and France, as well as with Germany and the United Kingdom prior to their sale in May 2002,
(ii) charges incurred as a result of lease terminations and the renegotiation of interconnection agreements in connection with the Company's decision to significantly scale-back its operations in Germany, exit the market in the United Kingdom, and scale back its IDC operations in France. Other legal and consulting charges were incurred in connection with the Company's operational restructuring and Recapitalization.

         Since the Company began its restructuring efforts in June 2001, the Company has incurred the following restructuring charges (in thousands):

                                      Summary of Restructuring Charges 2001
                                                                                    Europe HQ and
                                      France(4)        Germany(5)       UK(5)          other(4)         Total
                                      ---------        ----------       -----          --------         -----
Severance (1)...................       (euro)1,151      (euro)2,399      (euro)527       (euro)603     (euro)4,680
Facilities and Network (2)......             1,558            5,194            992               -           7,744
Other (3).......................
                                                43              578             50           2,694           3,365
 Total, 2001....................              2,752           8,171          1,569           3,297          15,789


                                      Summary of Restructuring Charges 2002
                                                                                    Europe HQ and
                                      France(4)        Germany(5)       UK(5)          other(4)         Total
                                      ---------        ----------       -----          --------         -----
Severance (1)...................       (euro)4,187          (euro)-        (euro)-     (euro)1,700     (euro)5,887
Facilities and Network (2)......               335                -              -               -             335
Other (3).......................               137                -              -           1,484           1,621
 Total, 2002....................             4,659                -              -           3,184           7,843

_______________________________

      (1)   Severance charges relate to estimated termination salaries and benefits in connection with the termination of employees, related outplacement fees and other related benefits.

      (2)   Facilities and network charges relate to costs to terminate or renegotiate facilities and equipment leases and interconnection agreements.

      (3)   Other charges primarily relate to legal and consulting costs incurred in connection with the
            Company's operational restructuring and Recapitalization.

      (4)   Restructuring charges for the Company's continuing operations are reflected in Restructuring,
            Impairment, and Other Charges.

      (5)   Restructuring charges for the Company's former operations in Germany and the United Kingdom are reflected in loss from discontinued operations (see Note 3). As of December 31, 2001,
            (euro)3,134,000 was accrued. During 2002, these amounts were paid in full.



         The following table details the number of employees involved in the restructuring:

                                             Total number of employees        Total number of employees terminated
                                                 terminated in 2002                          in 2001
                                        ------------------------------------- --------------------------------------
        France                                            63                                 122
        Germany                                            6                                 220
        UK                                                 1                                  33
        Europe HQ and other                               36                                  15
                                        ------------------------------------- --------------------------------------
        Total                                            106                                 390
        =============================== ===================================== ======================================


(13) Acquisitions

         On May 31, 2001 CompleTel France acquired 100% of Estel SA, a local network telecommunications operator in France. The acquisition was paid for in cash and accounted for under purchase accounting. Effective June 1, 2001, the Company began consolidating the acquired entity. In connection with this transaction, the Company initially recorded (euro)12.4 million as net assets,
(euro)5.7 million as long-term liabilities assumed and (euro)6.1 million as goodwill, which has subsequently been fully impaired as of December 31, 2002. The acquisition was not material to the Company's financial position or results of operations.

(14)     Subsequent Events

         Following its operational restructuring and its Recapitalization, the Company has initiated the liquidation of its legal entities which no longer harbour operations. Completel HQ UK Ltd. was liquidated on January 14, 2003. Completel HQ SAS, ASI SARL, Completel BV and Completel Management Inc. are in the process of being liquidated. The Company is studying further simplification of its legal entities in the Netherlands.

         As part of the Recapitalization, warrants were issued on September 12, 2002 to the Company's then existing shareholders and were exercisable between December 15, 2002 and March 14, 2003. Further to this warrant issuance, 362,557 warrants have been exercised, resulting in the issuance of 2,171 Ordinary shares, for total cash consideration of (euro)21,818.55.

         In the event that warrants expired unexercised on March 14, 2003, the Company had received a commitment from Deutsche Bank AG to take up approximately 51% of the shares underlying the warrants, if they were so offered. In compliance with its commitment obligations, Deutsche Bank on April 10, 2003, subscribed for 168,545 Ordinary shares, for total cash consideration of (euro)1,693,877.25

         On October 12, 2000, CompleteTel UK, Ltd. entered into a ten-year lease for a property in London, UK with Completel Europe N.V. as a guarantor. Rent and charges payable under the lease were approximately GBP 300,000 per annum. In the course of the Company's reorganization of its operations in the UK, the lease was reassigned to Completel Europe N.V. on May 7, 2002. The lease was terminated on September 30, 2002 in accordance with the Dutch Bankruptcy Code. On January 23, 2003, the landlord filed a petition before a UK court to claim that the lease had not been terminated and is still in full force and effect. On March 14, 2003 a UK court ruled that the lease is still in effect. Notwithstanding this English law ruling, the company believes that under Dutch law, the lease was validly terminated on September 30, 2002. Although at this stage the Company is not in a position to predict the outcome of these proceedings, the Company estimates that it should not have a material adverse affect on its financial condition or results of operations.

                                                                  Exhibit 4.4







                             COMPLETEL EUROPE N.V.

                             2002 STOCK OPTION PLAN

INTRODUCTION

The following is a stock option plan (the "Plan") of CompleTel Europe N.V., a company incorporated under the laws of the Netherlands (the "Company"), having its seat (statutaire zetel) at Amsterdam and its registered address at Blaak 16, Rotterdam, The Netherlands, registered with the trade register under number 34108119, as adopted and approved by the joint Board of Management and Supervisory Board meeting of November 5, 2002.



ARTICLE 1. - Definitions

For the purposes of the Plan,

         (i) "Affiliated Company" means a company in which the Company owns, directly or indirectly, at least 10% of the shares of stock or other capital interest and voting rights of that company;

         (ii)     "Employee" means any employee of any Group Company;

         (iii) "Fair Market Value" means at least 95% of the average quotation price of the Shares on the Paris stock exchange during the twenty trading sessions preceding the Option Date or, if the Shares are not listed on the Paris stock exchange on the Option Date, such value as determined in accordance with Article 8;

         (iv)     "Group Company" means the Company or any Affiliated Company;

         (v) "Management Board" means the Board of Management of the Company.

         (vi) "Option" means a right to subscribe for Shares pursuant to the Plan;

         (vii) "Option Date" means the date on which the Management Board shall determine the number, the exact terms and conditions of the Options and award them to the Employees;

         (viii) "Option Term" means the period during which an Option is exercisable, as determined by the Management Board pursuant to Article 5.5;

         (ix) "Shares" means the ordinary shares in the capital of the Company;

         (x) "Section 16 Employees" means Employees, including Employees who are members of the Management Board, who are subject to the rules under Section 16 of the United States Securities Exchange Act of 1934, as amended; and

         (xi)     "Supervisory Board" means the Supervisory Board of the
                  Company.



ARTICLE 2. - Granting of Options

         2.1 The Management Board may grant Options to Employees, subject to the approval of the Supervisory Board.

         2.2 Subject to the provisions of Article 4.2, the total number of Shares with respect to which Options may be granted pursuant to the Plan shall not exceed 8 % of the share capital of the Company, excluding C Shares. Shares issued or issuable upon exercise of Options shall reduce the maximum number of Shares available for use under the Plan. Shares relating to expired, forfeited, or terminated and unexercised Options are available for reissue for grant of Options under the Plan.



         2.3 The Management Board subject to the approval of the Supervisory Board, shall determine, from time to time, consistent with the terms of the Plan, the form of the agreements with Employees which shall evidence the particular provisions, terms, conditions, rights and duties of the Company and Employee with respect to Options granted under the Plan (an "Option Agreement").

         2.4 If at any time the number of Shares relating to any Option granted under the Plan that are exercisable includes a fractional Share, such number of Shares shall be rounded down to the next whole number.

         2.5 No Option shall be granted to (i) an Employee prior to the day on which such Employee has commenced work with the Company or Affiliated Company, as the case may be; (ii) during the ten trading sessions preceding the date on which the consolidated accounts or annual accounts of the Company are published; and (iii) during a period (x) starting from the date on which the corporate bodies of the Company become aware of any information which, if published, could significantly affect the Shares' market price and (y) ending at the close of the tenth trading session following the publication of the information. No Option may be granted less than twenty trading sessions after a coupon giving a right to a dividend or to a capital increase has detached from the Shares.



ARTICLE 3. - Plan Administration

         3.1. Except as provided in Article 3.2, the Management Board, subject to the approval of the Supervisory Board, shall have the right to grant Options under terms, which may be different from the general terms set forth in the Plan, as the Management Board determines to be necessary or appropriate in order to comply with the laws of the country in which the Employee resides or is employed or for any other reason.

         3.2. To the extent required by Rule 16b-3 promulgated by the United States Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, as amended, the Supervisory Board shall specifically approve each grant of an Option to a Section 16 Employee.

         3.3 Subject to the provisions of Article 4.1, the Management Board subject to the approval of the Supervisory Board, shall amend the terms and conditions of any Options, authorize any officer of the Company to execute on behalf of the Company any instrument required to effect the grant of an Option under the Plan previously approved by the Management Board subject to the approval of the Supervisory Board, designate from time to time a brokerage or financial institution to process and administer the exercise of all Options granted under the Plan, and establish such other terms and requirements of the Option, consistent with the Plan, as it deems proper and in the best interests of the Company. No member of the Management Board subject to the approval of the Supervisory Board, shall be liable for any action or determination made in good faith. The determinations and interpretations of the Management Board subject to the approval of the Supervisory Board, shall be binding and conclusive for all purposes and on all persons.



ARTICLE 4. - Option Price

         4.1 The price to be paid to subscribe to the Shares (the "Option Price") shall be at least equal to the Fair Market Value. The Option Price shall be determined by the Management Board on the Option Date and, subject to the provisions of Article 4.2 below, shall not be modified in any way.

         4.2 If, after the Option Date, one of the following events shall occur:

         o    reduction of the Company's share capital to offset losses;

         o capital increase by capitalization of retained earnings, profits, or issue premium;

         o    capital increase in cash;

         o distribution of shares and/or retained earnings, either in cash or in securities, for no consideration;

         o issuance of convertible bonds or exchangeable bonds, or bonds with subscription rights attached;

         o    issuance of preferred shares without voting rights;

         o purchase by the Company of Shares at a purchase price higher than market price;

the Option Price and/or the number of the Shares with respect to which Options have been granted will be adjusted if reasonably necessary, in such a way that the intrinsic value of the Options immediately after the above?mentioned event is equal to the intrinsic value of the Options immediately before such event. In any event, any such adjustment made to the Option Price and/or the number of Shares to be subscribed under the Options awarded shall not be more favorable to the Employees concerned resident in France than those adjustments that would be made in accordance with the provisions of Article L 225-181 of the French commercial code.



ARTICLE 5. - Option Exercise and Non-transferability

         5.1 Except as otherwise approved by the Management Board, and subject to the approval of the Supervisory Board, Options may only be exercised by the Employee, or if the Employee has died, by the Employee's heirs (hereinafter referred to as the "Legal Successors"). In this latter case, the Options transferred will have to be exercised by the Legal Successors within a period of six months following the death of such Employee.

         5.2      Options may be exercised in full or in part.

         5.3 Options shall be exercised by way of a notice to be sent by the Employee in the form set out by the Company, from time to time. Any such notice of exercise shall state the number of Shares to be subscribed pursuant to such exercise. No option shall be validly exercised unless the Option Price is paid in full at the time the exercise notice is sent or at such other time as the Management Board may decide.

         The Option Price for the Shares to be purchased shall be paid by electronic transfer, certified check, cashier's check or other check acceptable to the Company;

         5.4 Except as otherwise approved by the Management Board, and except as otherwise provided in the Option Agreement and under applicable laws of descent and distribution, no Option shall be transferred, assigned, pledged or hypothecated, nor shall any right to any third party be granted on it, by the Employee holding such Options.

         5.5 At the time an Option is granted, the Management Board subject to the approval of the Supervisory Board, or, if required by the law of country in which the Employee works or resides, the Company's shareholders, shall determine the Option Term; provided, however, that the Option Term must end, in all cases, not more than six years from the Option Date. The Option Agreement, if applicable, shall also set forth any installment or other restrictions on exercise of the Option during such period, if any, as may be determined by the Management Board subject to the approval of the Supervisory Board. Each Option shall become exercisable and unconditional at such times or upon such events, as determined by the Management Board subject to the approval of the Supervisory Board, and as specified in the Option Agreement. An Option may be exercised only during the Option Term, except as provided in
Article 7, and at such times as it has become exercisable and unconditional.

         5.6 Options may not be exercised if the Employee has insider information as defined in the Insider Trading Rules, as those terms are defined in Article 13. However, the prohibition on insider trading is not applicable to Options which are exercised on the last day of the Option Term or within the period of five working days immediately preceding the expiration of the Option Term. In such a case, the Employee concerned, if he is deemed to be insider as defined in the Insider Trading Rules, does not need to report such a transaction to Authority Financial Market of the Netherlands (Autoriteit Financiele Markten).



ARTICLE 6. - Delivery of Shares

         Promptly after the exercise of an Option and upon payment in full of the Option price, the Company will transfer the number of Shares in respect of which the Option is exercised. However, the Company shall not be obligated to transfer any Shares unless the Employee has made arrangements satisfactory to the Company to comply with any withholding requirements.



ARTICLE 7. - Consequences of Termination of Employment

         7.1 In the event of death, disability, retirement, resignation or dismissal of an Employee, save in case of dismissal for cause (faute lourde for French law purposes), an Employee (or its heirs in case of death) shall retain the right to exercise the Options it holds on the date of such event only up to the number of Options the Employee would be entitled to exercise on such date.

         7.2 In the case of a dismissal for cause (faute lourde for French law purposes), an Employee shall not be entitled to exercise the Options that he would have been entitled to exercise on the date of the termination of his employment if no such dismissal for cause had occurred.

         7.3 As stated above in Article 5.1, in the case of the Employee's death, the Employee's heirs will have to exercise the Options within the six-month period following such death.

         7.4 The Management Board, with the Supervisory Board's approval, may amend, from time to time, the provisions of this Article 7.



ARTICLE 8. -  No Further Listing- Fair Market Value of the Shares

         8.1 In case the Shares would cease to be listed on the Paris stock exchange, the Fair Market Value shall be determined in good faith by the Managing Board, taking into account, notably, the price used for the last transaction made affecting the share capital of the Company, unless otherwise decided by the Management Board for a well-founded reason, subject to the laws and regulations applicable on the date of determination of the Fair Market Value. In any event, any such determination of the Fair Market Value shall not be more favorable to the Employees concerned resident in France than the determination that would be made in accordance with the provisions of Article L 225-177 of the French commercial code.

         8.2 Fair Market Value under this Article 8 shall be determined no more frequently than once every six months. The Fair Market Value at the relevant date shall be deemed to be the most recent prior valuation, unless there has been an event which, in the sole discretion of the Management Board, is likely to have a material effect on the Fair Market Value, in which case a new valuation may be carried out, using the then current valuation methodology.



ARTICLE 9. - Taxes and Social Security Charges; Withholding

         9.1 In accordance with the laws of the jurisdiction in which the Employee works or resides, the Company or any Affiliated Company shall be entitled to withhold, and the Employee shall be obliged to pay, the amount of any tax, social security charges, or any other charges attributable to or payable in connection with the grant, vesting or exercise of any Option.

         9.2 The Management Board may set out appropriate procedures to ensure that any such payment are made in due course and that the Company or the Affiliated Company receives advice concerning the occurrence of any event that may create, or affect the timing or amount of, any obligation to pay or withhold any such taxes or social security contributions or which may make available to the Company or such Affiliated Company any tax deduction resulting from the occurrence of such an event.

         9.3 The Company or any Affiliated Company may, by notice to the Employee and subject to such rules as the Management Board may adopt, require that the Employee pays at the time of exercise or sale of any Option an amount estimated by the Company or any Affiliated Company to cover all or a portion of the tax and/or employee's social security or other contributions payable in connection with the grant, vesting, exercise or sale of any Option. Alternatively, the Company or any Affiliated Company may deduct from the salary or other sums payable to the Employee at any time after the exercise of an Option or sale of Shares issued as a result of the exercise of any Option, such amounts as may be necessary to cover tax and/or employee's social security or other contributions payable in connection with the grant, vesting, exercise or sale of the Option to the extent that such deductions are permitted under applicable law.

         9.4 Any tax or social security or other contributions due by the Employee or his Legal Successors with respect to the granting, maintaining or the exercising of the Options or the sale of the Shares shall be borne by the Employee or his Legal Successors, respectively.

         9.5 No tax and/or social security charges paid by the Employee or his legal Successors will be refunded or compensated by the Company, including when some of all the Options were not exercised.

         9.6 The Company's obligation to transfer any Shares upon exercise of an Option are subject to the Employee's satisfaction of all withholding obligations attributable to the grant, vesting, or exercise of any Option.



ARTICLE 10. - Merger and Take-over

         In the case of a merger or other reorganization in which the Company is not the surviving entity, the Management Board may require holders of Options to exchange their Options for new options under the new merged entity's stock option plan, provided that such new options will be at least equivalent in value to the Options, or may provide for such other adjustment to the Options that the Management Board, in its sole discretion, deems equitable.



ARTICLE 11. - Sale of the Shares resulting from the exercise of the Options

         11.1 No sale of Shares will be permitted before the expiration of a four-year period following the Option Date of the corresponding Options.

         11.2 This restriction shall not apply in case of the dismissal, retirement, disability or death of the Employee concerned (to the extent, in case of dismissal or retirement, that the Options have been exercised at least three months before the effective date of said dismissal or retirement).



ARTICLE 12. - Employment

         Neither the grant of the Options nor the Plan itself or any provision therein shall be construed as an obligation of the Company or an Affiliated Company to employ the Employee for a certain period of time or to guarantee him a certain salary or position.



ARTICLE 13. - Insider Trading Rules

         By accepting the Options, the Employee agrees to adhere to the Company's insider trading policy, as may be amended from time to time (the "Insider Trading Rules"). Employees who may be deemed to be insiders further agree to adhere to any applicable notification or other requirements, including without limitation the notification requirements under Dutch law.



ARTICLE 14. - Notices

         14.1 For the purposes of the Plan, notices to an Employee shall be sent to the address of the Employee as known by the personnel department of the Group Company concerned.

         14.2 For the purposes of the Plan, notices to the Company, other than Option exercise notices which shall be submitted in the form and manner determined by the Management Board from time to time, shall be sent by the Employee concerned to the particular Group Company that employs him.



ARTICLE 15. - Amendment and Termination

         The Management Board may, at any time, terminate, amend or modify the Plan. Unless otherwise provided in this agreement, no amendment, modification or termination of the Plan shall in any manner adversely affect any Options as granted under the Plan without the consent of the Employee holding such Options.



ARTICLE 16. - Choice of Law and Jurisdiction

         The Plan will be governed by Netherlands law. All disputes arising in connection with the Plan, except for disputes arising under article 8.2, shall be brought before the competent court in the district of Amsterdam.

                                                                  EXHIBIT 4.5











                             COMPLETEL EUROPE N.V.

                        2002 DIRECTORS STOCK OPTION PLAN

INTRODUCTION

The following is a stock option plan (the "Plan") of CompleTel Europe N.V., a company incorporated under the laws of the Netherlands (the "Company"), having its seat (statutaire zetel) at Amsterdam and its registered address at Blaak 16, Rotterdam, The Netherlands, registered with the trade register under number 34108119, as adopted and approved by the joint Board of Management and Supervisory Board meeting of December 16, 2002, and the General Meeting of the shareholders of December 16, 2002.



ARTICLE 1. - Definitions

For the purposes of the Plan,

         (i) "Director" means any Supervisory Director B or Supervisory Director C of the Company;

         (ii) "Fair Market Value" means the quotation price of the Shares on the Paris stock exchange on the Option Date or, if the Shares are not listed on the Paris stock exchange on the Option Date, such value as determined in accordance with
                  Article 8;

         (iii) "Management Board" means the Board of Management of the Company;

         (iv) "Option" means a right to subscribe for Shares pursuant to the Plan;

         (v) "Option Date" means the date on which the Management Board, after approval by the Supervisory Board and the general meeting of the shareholders of the Company, shall determine the number, the exact terms and conditions of the Options and award them to the Directors;

         (vi) "Option Term" means the period during which an Option is exercisable, as determined by the Management Board pursuant to Article 5.5;

         (vii) "Shares" means the ordinary shares in the capital of the Company; and

         (viii)   "Supervisory Board" means Supervisory Board of the Company.



ARTICLE 2. - Granting of Options

         2.1 The Management Board may grant Options to Supervisory Directors, subject to the approval of the Supervisory Board.

         2.2 Subject to the provisions of Article 4.2, the total number of Shares with respect to which Options may be granted pursuant to the Plan shall not exceed 80,000 Shares. Shares issued or issuable upon exercise of Options shall reduce the maximum number of Shares available for use under the Plan. Shares relating to expired, forfeited, or terminated and unexercised Options are available for reissue for grant of Options under the Plan.

         2.3 The Management Board subject to the approval of the Supervisory Board, shall determine, from time to time, consistent with the terms of the Plan, the form of the agreements with Directors which shall evidence the particular provisions, terms, conditions, rights and duties of the Company and a Director with respect to Options granted under the Plan (an "Option Agreement").

         2.4 If, at any time, the number of Shares relating to any Option granted under the Plan that are exercisable includes a fractional Share, such number of Shares shall be rounded down to the next whole number.

         2.5 No Option shall be granted to a Director (i) during the ten trading sessions preceding the date on which the consolidated accounts or annual accounts of the Company are published; and (ii) during a period (x) starting from the date on which the corporate bodies of the Company become aware of any information which, if published, could significantly affect the Shares' market price and (y) ending at the close of the tenth trading session following the publication of the information. No Option may be granted less than twenty trading sessions after a coupon giving a right to a dividend or to a capital increase has detached from the Shares.

         2.6. No Option shall be granted if, on the Option Date, (i) the Director is registered for social taxes purposes in the Netherlands, or (ii) the Director is not registered for social taxes purposes in his country of residence.



ARTICLE 3. - Plan Administration

         3.1. Except as provided in Article 3.2, the Management Board shall have the right to grant Options under terms, which may be different from the general terms set forth in the Plan, as the Management Board determines to be necessary or appropriate in order to comply with the laws of the country in which the Director resides or for any other reason.

         3.2 To the extent required by Rule 16b-3 promulgated by the United States Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, as amended, the Supervisory Board shall specifically approve each grant of an Option to a Director.

         3.3 Subject to the provisions of Article 4.1, the Management Board subject to the approval of the Supervisory Board, shall amend the terms and conditions of any Options, authorize any officer of the Company to execute on behalf of the Company any instrument required to effect the grant of an Option under the Plan previously approved by the Management Board subject to the approval of the Supervisory Board, designate from time to time a brokerage or financial institution to process and administer the exercise of all Options granted under the Plan, and establish such other terms and requirements of the Option, consistent with the Plan, as it deems proper and in the best interests of the Company. No member of the Management Board subject to the approval of the Supervisory Board, shall be liable for any action or determination made in good faith. The determinations and interpretations of the Management Board subject to the approval of the Supervisory Board, shall be binding and conclusive for all purposes and on all persons.



ARTICLE 4. - Option Price

         4.1 The price to be paid to subscribe to the Shares (the "Option Price") shall be at least equal to the Fair Market Value. The Option Price shall be determined by the Management Board on the Option Date and, subject to the provisions of Article 4.2 below, shall not be modified in any way.

         4.2 If, after the Option Date, one of the following events shall occur:

         o    reduction of the Company's share capital to offset losses;

         o capital increase by capitalization of retained earnings, profits, or issue premium;

         o    capital increase in cash;

         o distribution of shares and/or retained earnings, either in cash or in securities, for no consideration;

         o issuance of convertible bonds or exchangeable bonds, or bonds with subscription rights attached;

         o    issuance of preferred shares without voting rights;

         o purchase by the Company of Shares at a purchase price higher than market price;

the Option Price and/or the number of the Shares with respect to which Options have been granted will be adjusted if reasonably necessary, in such a way that the intrinsic value of the Options immediately after the above-mentioned event is equal to the intrinsic value of the Options immediately before such event.



ARTICLE 5. - Option Exercise and Non-transferability

         5.1 Except as otherwise approved by the Management Board, and subject to the approval or the Supervisory Board, Options may only be exercised by the Director, or if the Director has died, by the Director's heirs (hereinafter referred to as the "Legal Successors"). In this latter case, the Options transferred will have to be exercised by the Legal Successors within a period of six months following the death of such Director.

         5.2      Options may be exercised in full or in part.

         5.3 Options shall be exercised by way of a notice to be sent by the Director in the form set out by the Company, from time to time. Any such notice of exercise shall state the number of Shares to be subscribed pursuant to such exercise. No option shall be validly exercised unless the Option Price is paid in full at the time the exercise notice is sent or at such other time as the Management Board may decide.

         The Option Price for the Shares to be purchased shall be paid by electronic transfer, certified check, cashier's check or other check acceptable to the Company;

         5.4 Except as otherwise approved by the Management Board, and except as otherwise provided in the Option Agreement and under applicable laws of descent and distribution, no Option shall be transferred, assigned, pledged or hypothecated, nor shall any right to any third party be granted on it, by the Director holding such Options.

         5.5 At the time an Option is granted, the Management Board subject to the approval of the Supervisory Board, or, if required by the law of country in which the Director resides, the Company's shareholders, shall determine the Option Term; provided, however, that the Option Term must end, in all cases, not more than six years from the Option Date. The Option Agreement, if applicable, shall also set forth any installment or other restrictions on exercise of the Option during such period, if any, as may be determined by the Management Board subject to the approval of the Supervisory Board. Each Option shall become exercisable and unconditional at such times or upon such events, as determined by the Management Board subject to the approval of the Supervisory Board, and as specified in the Option Agreement. An Option may be exercised only during the Option Term, except as provided in Article 7, and at such times as it has become exercisable and unconditional.



ARTICLE 6. - Delivery of Shares

         Promptly after the exercise of an Option and upon payment in full of the Option price, the Company will transfer the number of Shares in respect of which the Option is exercised. However, the Company shall not be obligated to transfer any Shares unless the Director has made arrangements satisfactory to the Company to comply with any withholding requirements.



ARTICLE 7. - Consequences of Termination of Directorship

         7.1 In the event of death, disability, retirement, resignation or dismissal of a Director, a Director (or its heirs in case of death) shall retain the right to exercise the Options it holds on the date of such event only up to the number of Options the Director would be entitled to exercise on such date.

         7.2 As stated above in Article 5.1, in the case of the Director's death, the Director's heirs will have to exercise the Options within the six-month period following such death.

         7.3 The Management Board, with the Supervisory Board's approval, may amend, from time to time, the provisions of this Article 7.



ARTICLE 8. -  No Furter Listing- Fair Market Value of the Shares

         8.1 In case the Shares would cease to be listed on the Paris stock exchange, the Fair Market Value shall be determined in good faith by the Managing Board, taking into account, notably, the price used for the last transaction made affecting the share capital of the Company, unless otherwise decided by the Management Board for a well-founded reason, subject to the laws and regulations applicable on the date of determination of the Fair Market Value.

         8.2 Fair Market Value under this Article 8 shall be determined no more frequently than once every six months. The Fair Market Value at the relevant date shall be deemed to be the most recent prior valuation, unless there has been an event which, in the sole discretion of the Management Board, is likely to have a material effect on the Fair Market Value, in which case a new valuation may be carried out, using the then current valuation methodology.



ARTICLE 9. - Taxes; Withholding

         9.1 In accordance with the laws of the jurisdiction in which the Director resides, the Company shall be entitled to withhold, and the Director shall be obliged to pay, the amount of any tax, or any other charges attributable to or payable in connection with the grant, vesting or exercise of any Option.

         9.2 The Management Board may set out appropriate procedures to ensure that any such payment are made in due course and that the Company receives advice concerning the occurrence of any event that may create, or affect the timing or amount of, any obligation to pay or withhold any such taxes or which may make available to the Company any tax deduction resulting from the occurrence of such an event.

         9.3 The Company may, by notice to the Director and subject to such rules as the Management Board may adopt, require that the Director pays at the time of exercise or sale of any Option an amount estimated by the Company to cover all or a portion of the tax or other contributions payable in connection with the grant, vesting, exercise or sale of any Option. Alternatively, the Company may deduct from any amounts payable to the Director at any time after the exercise of an Option or sale of Shares issued as a result of the exercise of any Option, such amounts as may be necessary to cover tax or other contributions payable in connection with the grant, vesting, exercise or sale of the Option to the extent that such deductions are permitted under applicable law.
         9.4 Any tax or other contributions due by the Director or his Legal Successors with respect to the granting, maintaining or the exercising of the Options or the sale of the Shares shall be borne by the Director or his Legal Successors, respectively.

         9.5 No tax paid by the Director or his legal Successors will be refunded or compensated by the Company, including when some of all the Options were not exercised.

         9.6 The Company's obligation to transfer any Shares upon exercise of an Option are subject to the Director's satisfaction of all withholding obligations attributable to the grant, vesting, or exercise of any Option.



ARTICLE 10. - Merger and Take-over

         In the case of a merger or other reorganization in which the Company is not the surviving entity, the Management Board may require holders of Options to exchange their Options for new options under the new merged entity's stock option plan, provided that such new options will be at least equivalent in value to the Options, or may provide for such other adjustment to the Options that the Management Board, in its sole discretion, deems equitable.



ARTICLE 11. - Sale of the Shares resulting from the exercise of the Options

         Shares may be sold by the Director at any time and with no restriction other than the restrictions that are provided for in the Company's Articles of Association, as amended from time to time.



ARTICLE 12. - No implied rights of the Director

         Neither the grant of the Options nor the Plan itself or any provision therein shall be construed as an obligation of the Company to maintain the Director in his/her position for a certain period of time or to guarantee him a certain remuneration.



ARTICLE 13. - Insider Trading Rules

         By accepting the Options, the Director agrees to adhere to the Company's insider trading policy, as may be amended from time to time (the "Insider Trading Rules"). Directors who may be deemed to be insiders further agree to adhere to any applicable notification or other requirements, including without limitation the notification requirements under Dutch law.



ARTICLE 14. - Notices

         14.1 For the purposes of the Plan, notices to a Director shall be sent to the address of the Director as known by the personnel department of the Company.

         14.2 For the purposes of the Plan, notices to the Company, other than Option exercise notices, which shall be submitted in the form and manner determined by the Management Board from time to time, shall be sent by the Director concerned to the address of the Company, as mentioned on the fore page of this Plan.



ARTICLE 15. - Amendment and Termination

         The Management Board may, at any time, terminate, amend or modify the Plan. Unless otherwise provided in this agreement, no amendment, modification or termination of the Plan shall in any manner adversely affect any Options as granted under the Plan without the consent of the Director holding such Options.



ARTICLE 16. - Choice of Law and Jurisdiction

         The Plan will be governed by Netherlands law. All disputes arising in connection with the Plan, except for disputes arising under article 8.2, shall be brought before the competent court in the district of Amsterdam.

                                                                    EXHIBIT 8

                              List of Subsidiaries


                                      Registered         Proportion of issued
Name                                  office              share capital
---------------------------------     ---------------    --------------------
Completel Holding I BV                Rotterdam                100%
Completel Holding II BV               Rotterdam                100%
Completel Holding BV                  Rotterdam                100%
Completel ECC BV                      Rotterdam                100%
Completel Escrow BV                   Rotterdam                100%
Completel SAS                         Courbevoie               100%
Completel Headquarters Europe SAS     Courbevoie               100%
Acces et Solutions Internet SARL      Lyon                     100%
Estel SA                              Strasbourg               100%
CableTel                              Denver, CO               100%
Completel SPC Ltd                     London                   100%

                                                                 EXHIBIT 10.1

                    Certification of CEO and CFO Pursuant to
                            18 U.S.C. Section 1350,
                             as Adopted Pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Completel Europe N.V. (the "Company") for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Jerome de Vitry, as Chief Executive Officer of the Company, and Alexandre Westphalen, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/s/ Jerome de Vitry
----------------------------------
Name:    Jerome de Vitry
Title:   Chief Executive Officer
Date:    May 22, 2003


/s/ Alexandre Westphalen
----------------------------------
Name:    Alexandre Westphalen
Title:   Chief Financial Officer
Date:    May 22, 2003

         This certification accompanies the Report pursuant to ss.906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.

         A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO COMPLETEL AND WILL BE RETAINED BY COMPLETEL AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

                                                                  EXHIBIT 10.2

                      Completel Europe N.V. Code of Ethics


                                 CODE OF ETHICS

                         FOR SENIOR FINANCIAL OFFICERS

Completel is committed to full and accurate financial disclosure in compliance with applicable laws, rules and regulations and to maintaining its books and records in accordance with applicable accounting policies, laws, rules and regulations. This Code of Ethics for Senior Financial Officers, applicable to the Company's CFO, Comptroller, and Investor Relations Director, sets forth specific policies to guide the Company's Senior Financial Officers in the performance of their duties. As Senior Financial Officers, you perform a task that is critical to the Company. This Code is designed to assist you in that task.

This Code of Ethics sets forth the fundamental principles and key policies and procedures that govern the conduct of all of us in our business. You are bound by the requirements and standards set forth in this Code of Ethics.

Compliance with Rules and Regulations
Completel is committed to conducting our business in accordance with all applicable laws, rules and regulations and in accordance with the highest standards of business ethics. As a Senior Financial Officer, you must not only comply with applicable laws, however. You also have leadership responsibilities that include creating a culture of high ethical standards and commitment to compliance; maintaining a work environment that encourages employees to raise concerns; and promptly addressing employee compliance concerns.

Conflicts of Interest
In order to maintain the highest degree of integrity in the conduct of Completel's business and your independent judgment, you must avoid any activity or personal interest that creates or appears to create a conflict between your interests and the interests of the Company. A conflict of interest occurs when your private interests interfere in any way, or even appear to interfere, with the interests of the Company as a whole. You should conduct the Company's business in an honest and ethical manner, and never act in a manner that could cause you to lose your independence and objectivity. Although we cannot list every conceivable conflict, following are some common examples that illustrate actual or apparent conflicts of interest that should be avoided:


Improper Personal Benefits from the Company
Conflicts of interest arise when an officer or a member of his or her family receives improper personal benefits as a result of his or her position in the Company. You may not accept any benefits from the Company that have not been duly authorized and approved pursuant to Company policy and procedure, including any Company loans or guarantees of your personal obligations.


Financial Interests in Other Businesses
Neither you nor your immediate family members may have an ownership interest in any other enterprise if that interest compromises or appears to compromise your loyalty to Completel. For example, you may not own an interest in a Company that competes with Completel. You may not own an interest in a Company that does business with Completel (such as Completel customer or supplier) unless you obtain the written approval of the Audit Committee of the Board of Directors before making any such investment. However, it is not typically considered a conflict of interest (and therefore prior written approval of the Audit Committee is not required) to make investments in competitors, customers or suppliers that are listed on a national or international securities exchange.

Business Arrangements with the Company and Corporate Opportunities
Without the prior written approval of the Audit Committee of the Board of Directors, you may not participate in a joint venture, partnership or other business arrangement with Completel. If you learn of a business or investment opportunity through the use of corporate property or information or your position at the Company, such as from a competitor or actual or potential client, supplier or business associate of the Company (including a principal, officer, director or employee of any of the above), you may not participate in the business or make the investment and must instead inform the Chief Executive Officer. Such an opportunity is an investment opportunity for Completel, not for you individually.

Outside Employment or Activities With a Competitor
Simultaneous employment with or serving as a director of a competitor of Completel is strictly prohibited, as is any activity that is intended to or that you should reasonably expect to advance a competitor's interests. You may not market products or services in competition with Completel's current or potential business activities. It is your responsibility to consult with the Chief Executive Officer to determine whether a planned activity will compete with any of Completel's business activities before you pursue the activity in question.

Outside Employment With a Customer or Supplier
Without the prior written approval of the Audit Committee of the Board of Directors, you may not be a customer or be employed by, serve as a director of or represent a customer of Completel. Similarly, without the prior written approval of the Audit Committee, you may not be a supplier or be employed by, serve as a director of or represent a supplier to Completel. Nor may you accept money or benefits of any kind from a third party as compensation or payment for any advice or services that you may provide to a client, supplier or anyone else in connection with its business with Completel.


Family Members Working In The Industry
If your spouse or significant other, your children, parents, or in-laws, or someone else with whom you have a familial relationship is a competitor, supplier or customer of Completel or is employed by one, you must carefully guard against inadvertently disclosing Completel confidential information and being involved in decisions on behalf of Completel that involve the other Company.

Use Of Completel's Time And Assets
Except as specifically authorized by the Company, Company assets, including Company time, equipment, materials, resources and proprietary information, must be used for legitimate business purposes only. Incidental and occasional personal use of the Company's electronic mail and telephone systems is permitted. However, you should be aware that even personal messages on the Company's computer and telephone systems are Company property and you should therefore have no expectation of personal privacy in connection with your use of these resources.

Disclosures in Periodic Reports
As a public Company, Completel is required to file various periodic reports with the Securities and Exchange Commission and the Commission des Operations de Bourse. It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all required periodic reports.

Compliance with the Code of Ethics
If you have questions about this Code of Ethics, you should seek guidance from the Chief Executive Officer or the Compliance Officer. If you know of or suspect a violation of applicable laws or regulations or the Code of Ethics, you must immediately report that information to the Chief Executive Officer or the Compliance Officer or the Audit Committee of the Board of Directors. No one will be subject to retaliation because of a good faith report of suspected misconduct.

Waivers of the Code
The Company will waive application of the policies set forth in this Code of Ethics only when circumstances warrant granting a waiver, and then only in conjunction with any appropriate monitoring of the particular situation. Changes in and waivers of this Code of Ethics may be made only by the Board of Directors or the Audit Committee of the Board and will be disclosed as required under applicable law and regulations.

No Rights Created
This Code is a statement of the fundamental principles and key policies and procedures that govern the Company's Senior Financial Officers in the conduct of Completel's business. It is not intended to and does not constitute an employment contract or assurance of continued employment, and does not create any rights in any employee, client, supplier, competitor, shareholder or any other person or entity.


ACKNOWLEDGMENT FORM


I have received and read the Code of Ethics for Senior Financial Officers, and I understand its contents. I agree to comply fully with the standards, policies and procedures contained in the Code of Ethics and the Company's related policies and procedures. I understand that I have an obligation to report to the Chief Executive Officer, the Compliance Officer or the Audit Committee of the Board of Directors any suspected violations of the Code of Ethics that I am aware of. I certify that, except as fully disclosed in accordance with the terms of this Code of Ethics, I have not engaged in any transactions or activities that would constitute an actual or apparent conflict with the interests of Completel. I further certify that, except as noted below, I am otherwise in full compliance with the Code of Ethics.


                                          ___________________________________
                                          Printed Name

                                          ___________________________________
                                          Signature


                                          ___________________________________
                                          Date

                                                                EXHIBIT 10.3

                            Audit Committee Charter

I. PURPOSE

The Audit Committee is established by and amongst the Supervisory Board of Directors for the primary purpose of assisting the Supervisory Board and Board of Management (together the "Boards") in :

      o     overseeing the integrity of the Company's financial statements,

      o overseeing the Company's compliance with legal and regulatory requirements,

      o overseeing the independent auditor's qualifications and independence,

      o overseeing the performance of the company's internal audit function and independent auditor, and

      o overseeing the Company's system of disclosure controls and system of internal controls regarding finance, accounting, legal compliance, and ethics that management and the Boards have established

Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee should also provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing function, and the Supervisory Board.

The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting, or other advisors as deemed appropriate to perform its duties and responsibilities.

The Company shall provide appropriate funding, as determined by the Audit Committee, for compensation to the independent auditor and to any advisers that the audit committee chooses to engage.

The Audit Committee will primarily fulfill its responsibilities by carrying out the activities enumerated in Section III of this Charter. The Audit Committee will report regularly to the Supervisory Board regarding the execution of its duties and responsibilities.

II. COMPOSITION AND MEETINGS

The Audit Committee shall be comprised of three or more directors as determined by the Supervisory Board, each of whom shall be independent Supervisory Directors (as defined by all applicable rules and regulations), and free from any relationship (including disallowed compensatory arrangements) that, in the opinion of the Supervisory Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall be a "financial expert", as determined by the company's Supervisory Board, taking into account the criteria established by the SEC and other relevant regulations. The existence of such member(s) shall be disclosed in periodic filings as required by applicable laws and regulations. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.


The members of the Committee shall be elected by the Supervisory Board at the annual organizational meeting of the Supervisory Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. Each regularly scheduled meeting shall conclude with an executive session of the Committee absent members of management and on such terms and conditions as the Committee may elect. As part of its job to foster open communication, the Committee shall meet periodically with management and the independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately . In addition, the Committee shall meet quarterly with the independent auditors and management to discuss the annual audited financial statements and quarterly financial results, including the Company's disclosure under management's discussion and analysis of financial condition and results of operations in its 20F and Document de Reference.

III. RESPONSIBILITIES AND DUTIES
To fulfill its responsibilities and duties the Audit Committee shall:

Documents/Reports/Accounting Information Review

1. Review this Charter periodically, at least annually, and recommend to the Boards of Directors any necessary amendments as conditions dictate.

2. Review and discuss with management the Company's annual financial statements, quarterly financial results, and all internal controls reports (or summaries thereof). Review other relevant reports or financial information submitted by the Company to any governmental body, or the public, including management certifications as required by the Sarbanes-Oxley Act of 2002 (Sections 302 and 906) and relevant reports rendered by the independent auditors (or summaries thereof).

3. Recommend to the Boards whether the financial statements should be included in the Annual Report on Form 20 F. Review with financial management and the independent auditors the quarterly results prior to its public release.

4. Review earnings press releases with management, including "pro-forma" or "adjusted" non-GAAP information.

5. Discuss with management financial information and earnings guidance provided to analysts and rating agencies. Such discussions may be on general terms (i.e., discussion of the types of information to be disclosed and the type of presentation to be made).



Independent Auditors

6. Appoint (subject to shareholder ratification, if applicable), compensate, and oversee the work performed by the independent auditor for the purpose of preparing or issuing an audit report or related work. Review the performance of the independent auditors and remove the independent auditors if circumstances warrant. The independent auditors shall report directly to the audit committee and the audit committee shall oversee the resolution of disagreements between management and the independent auditors in the event that they arise.

7. Consider whether the auditor's performance of permissible nonaudit services is compatible with the auditor's independence.

8. Review with the independent auditor any problems or difficulties and management's response; review the independent auditor's attestation and report on management's internal control; and hold timely discussions with the independent auditors regarding the following:

      o     all critical accounting policies and practices;

      o all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

      o other material written communications between the independent auditor and management including, but not limited to, any management letter and schedule of unadjusted differences; and

      o an analysis of the auditor's judgment as to the quality of the Company's accounting principles, setting forth significant reporting issues and judgments made in connection with the preparation of the financial statements.

9. At least annually, obtain and review a report by the independent auditor describing:

      o     the firm's internal quality control procedures;

      o any material issues raised by the most recent internal quality-control review, peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and

      o (to assess the auditor's independence) all relationships between the independent auditor and the Company.

10. Review and preapprove both audit and nonaudit services to be provided by the independent auditor (other than with respect to de minimis exceptions permitted by section 202 of the Sarbanes-Oxley Act of 2002). This duty may be delegated to one or more designated members of the audit committee with any such preapproval reported to the audit committee at its next regularly scheduled meeting. Approval of nonaudit services shall be disclosed to investors in periodic reports required by Section 13(a) of the Securities Exchange Act of 1934.

11. Set clear hiring policies, compliant with governing laws or regulations, for employees or former employees of the independent auditor.


Financial Reporting Processes and Accounting Policies


12. In consultation with the independent auditors, review the integrity of the organization's financial reporting processes (both internal and external), and the internal control structure (including disclosure controls).

13. Review with management major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies.

14. Review analyses prepared by management (and the independent auditor as noted in item 8 above) setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting methods on the financial statements.

15. Review with management the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

16. Review and approve all related party transactions. 1

--------

1 "Related party transactions" are defined as follows:

      o affiliates of the enterprise; entities for which investments are accounted for by the equity method by the enterprise; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its management; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party is also a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.


17. Establish and maintain procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting, or auditing matters.

18. Establish and maintain procedures for the confidential, anonymous submission by Company employees regarding questionable accounting or auditing matters.

19. Discuss policies with respect to risk assessment and risk management. Such discussions should include the Company's major financial and accounting risk exposures and the steps management has undertaken to control them.

Other Responsibilities

20. Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.)

21. Perform any other activities consistent with this Charter, the Company's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

                                                                 Exhibit 10.4

                          Consent of Deloitte & Touche


Independent Auditors' Consent


We consent to the incorporation by reference in Registration Statement No. 333-57208 of CompleTel Europe N.V. on Form S-8 of our report dated February 25, 2003, except for the matters referenced in Note 14 as to which the date is April 10, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the Company's method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets as described in Note
2) appearing in the annual report on Form 20-F of CompleTel Europe N.V. for the year ended December 31, 2002.


                                                 Deloitte & Touche Accountants

Amsterdam, The Netherlands
May 16, 2003